NEWSCORP Annual Report


20
0

A BILLION TIMES A DAY

WE CAPTURE IMAGINATIONS

AND OPEN MINDS











TO NEW IDEAS AND NEW OUTLOOKS

NEW WAYS OF PERCEIVING

THE WORLD AROUND US


100 COUNTRIES AND 30 LANGUAGES


ACROSS SIX

FILM, TELEVISION, CABLE, SATELLITE,



NEWSPAPERS, MAGAZINES, BOOKS AND DIGITAL MEDIA




INDIVIDUALS WHO MAKE UP
MOST INTERNATIONAL
ICATED TO:





> Informing With A Purpose



> Entertaining With A Passion



> Connecting The World



> Challenging With A Mission





"WE HAVE AND MUST

CONTINUE TO CREATE

CONTENT THAT CONSUMERS

INCREASINGLY WANT ACROSS

THE WHOLE SPECTRUM

OF MEDIA."

A Letter from Rupert Murdoch

The close of the fiscal year at News Corporation has seen the continuation of an extraordinary winning streak – our sixth consecutive year of record earnings. Our operating income for 2008 was $5.4 billion, our cash position was strong, and our balance sheet extremely robust.

These figures reflect the proven benefits of a long-term strategy that is both global and digital, taking advantage of these two most profound trends of our time to create value for our stockholders. This strategy will be all the more important for our stockholders as we navigate in the fluky economic winds that have becalmed or tossed other companies and some countries.

While there is understandable concern about prospects for the U.S. economy, we are seeing surprising growth in many parts of the world that have traditionally been vulnerable to the merest hint of downturn in America. An industrial revolution is continuing almost unabated in India and China, much of Latin America is prospering and Eastern Europe seems to be on a different, more positive track than that of Western Europe.

These unprecedented economic patterns are reflective of and, in part, derived from an unusual phase in the evolution of global financial markets. It is presumed that we are in the midst of a "credit crisis," but in reality we have more a crisis of confidence than a shortage of credit.

There is no doubt that asset values are under pressure in some parts of the world and that financial institutions are, quite rightly, re-evaluating risk, but money continues to flow to sound companies and to clever ideas. We are in the fortuitous position of having a group of complementary properties whose global reach and digital potential puts us in a position to flourish while others are floundering.

Some of our top performers this past year include SKY Italia, which nearly doubled its operating income from a year ago to $419 million, and Cable Network Programming, where operating income was up 16% – a huge achievement given the tremendous startup costs for the FOX Business Network and the Big Ten Network. In Filmed Entertainment, we posted our seventh straight year of operating growth – and one of the highest margins in the entertainment industry. This success was fueled by the strong worldwide theatrical and home entertainment performances of films like *The Simpsons Movie, Live Free or Die Hard* and *Alvin and the Chipmunks.*

Meanwhile, in Australia and the U.K., our newspapers are doing very well in challenging environments. And on the global digital front, Fox Interactive Media saw a five-fold increase in operating income. Results like these are the reason that News Corporation can report double digit growth for both revenue and operating income. And they reinforce our drive to take advantage of the opportunities arising in a fast-changing media landscape, while, at all times, being focused on giving our viewers, readers and consumers more and better choices. By anticipating and satisfying consumers' needs and demands, we are ensuring that our stockholders, too, will be rewarded with long-term value.

Advances in technology are changing the means of delivering content and the very character of content itself – increased speeds of delivery have meant, for example, the popularization of video on the Internet and a fundamental shift in the role of the mobile phone. These changes are providing remarkable opportunities for our Company around the world. We have and must continue to create content that consumers increasingly want across the whole spectrum of media – whether it be the social networking of MySpace or the customized financial intelligence provided by Dow Jones, which, in line with our core strategy, are both global and digital in their missions.

There is no shortage of newspaper naysaying, but *The Wall Street Journal* gives us an international platform to deliver specialist financial information to premium subscribers and the paper itself is defying industry trends. The *Journal* is the only one of the top 15 U.S. newspapers to have increased its circulation during the first half of calendar 2008. Since becoming part of News Corporation, the number of monthly visitors to *wsj.com* has surged by almost 90 percent and we are only just getting started. I believe that *wsj.com* and the *Journal* are among our greatest opportunities for growth. By making key investments now, we will give *Journal* readers and advertisers more of what they want – and ensure that it remains the first choice for news and information for many millions of people around the world, whether in print, on the web, through a mobile phone or on a new device.

At the moment, the biggest growth area of Dow Jones is its Enterprise Media Group. This group includes the Dow Jones Indexes, Factiva and Newswires businesses – and it generates the majority of Dow Jones profits. So we are continuing to invest in these businesses and to integrate Dow Jones assets throughout the News Corporation family. Dow Jones is working in partnership with STAR and MySpace to broaden the global audience for its premium content, and is developing a web-based strategy that reaches far beyond traditional institutional consumers at a time of fast-growing international demand for trusted business information and analysis. For consumers in the 21st century, the timely delivery of high quality financial information will be more relevant than ever – and the strategic moves we are making today mean that we are primed to exploit this long-term opportunity.

Another way we are investing in our future is by using the revenues from our established enterprises to feed the growth of new enterprises based on new business models. Fox Interactive Media is a good example of this evolution. In less than three years, it has become nearly a billion dollar business. Clearly, we're still in the early stages of figuring out the best ways to translate its huge potential into advertising revenue, but we are encouraged by what we see. In May, MySpace hit an all time high with nearly 74 million unique U.S. visitors for the month – and it continues to add tens of thousands of new users from around the world each month. Even more important, our profits-per-user are up an astonishing 53% over last year.

As we continue to position ourselves for the digital future, we're also making important short-term moves to ensure that a slowing economy does not slow us down. We are strengthening our balance sheet – by divesting non-strategic assets and focusing instead on assets and investments that we believe represent our next generation of growth. In the past year, we also completed a $10.1 billion stock buyback through the exchange of our interest in DIRECTV, three RSNs and approximately $625 million in cash for Liberty Media's 16% interest in our common stock. Finally, we received cash for our position in Gemstar-TV Guide and sold eight television stations. These two transactions netted the Company approximately $2 billion. Together our sales, buybacks and divestitures have put us in a strong cash position and will improve returns to stockholders.

"I HAVE CONFIDENCE IN THE FUTURE BECAUSE I KNOW THE CHARACTER AND ABILITY OF THE 64,000 DEDICATED INDIVIDUALS WHO MAKE UP THE NEWS CORPORATION FAMILY: WOMEN AND MEN WITH A PASSION FOR INNOVATION, AN AVERSION TO COMPLACENCY – AND A BELIEF THAT ALL CONSUMERS DESERVE QUALITY AND CHOICE."

At a time when some parts of the world are affected by economic and geopolitical uncertainty, having a healthy balance sheet is important to us. Today, News Corporation is the most global and most competitive media and entertainment company on earth. The international network of related businesses that we are building, businesses which are far more than the sum of their parts, will be a platform for future growth and for stockholder returns. Every day, we reach more than a billion people through television, films, books, newspapers, satellite technology and the Internet. Many of our most exciting opportunities for growth continue to be overseas.

In the emerging world, we are seeing the creation of a global middle class of more than two billion people who are well educated, well remunerated and increasingly sophisticated in their choices. Their entry into the global marketplace is changing the world for the better. These are talented and motivated people, and as they advance, they will be increasingly hungry for better sources of news and entertainment. And we are in a strong position to provide it.

Over July and August, for example, I spent a few weeks in Asia, where I met some of our talented employees and was impressed by the hard work and growing self-confidence I saw throughout the region. In the historic city of Pune in Western India, I saw plans to bring the Internet to the most remote of Indian villages. In Mumbai, I launched two Dow Jones indexes that will measure the rise of India's companies and its growing economy. Like the Chinese before them, the people of India suffered a grinding poverty that was caused by a failure of policy and was not a reflection of personal potential. But these inspiring individuals have picked themselves up and are determined to use their talents and skills to make a better life for themselves and their families. Their rise is to be celebrated and will surely provide our Company with extraordinary opportunities in the future.

I have confidence in that future because I know the character and ability of the 64,000 dedicated individuals who make up the News Corporation family: women and men with a passion for innovation, an aversion to complacency – and a belief that all consumers deserve quality and choice. These talented individuals are attracted to News Corporation because they know we offer a place where they will be given the freedom they need to show what they can do. Their mission – our mission – is to inform, to innovate and to inspire.

Revolutionary changes have shaped our world and transformed our Company. But we will be faithful to our core mission. And as long as we do, we will continue to do what we do best: connecting people all over the world, creating choice where none exists, taking on established competitors, and husbanding our assets for new opportunities and challenges.

Rupert Murdoch
Chairman and Chief Executive Officer


INFORMING WITH A


WE BELIEVE IN FREE THINKING.
In pushing the debate.
Breaking the story.
Exposing the complexity of the world.
News Corporation informs with a purpose across all media.
To rouse humanity to participate in the discussion.
To play a part in shaping the issues that define our time.
And our future.

PROVIDING OUR GLOBAL AUDIENCE WITH INFORMATION AND TOOLS TO HELP THEM

UNDERSTAND THE WORLD AND MAKE INFORMED DECISIONS

IS ONE OF THE CORNERSTONES OF WHO WE ARE AS A COMPANY.



Newspapers and Information Services

News International › News Limited › *New York Post* › Dow Jones

We are the leading publisher of English-language newspapers throughout the U.K. and Australia, and our newsprint and digital brands, including *The Wall Street Journal* and *wsj.com*, serve the world with the exceptional reporting, unique opinion and continuously updated coverage of both major world events and local news that readers require.

Our digital information services, led by the Dow Jones Enterprise Media Group, meet the needs of financial professionals, corporate officers, communications executives and individual investors across the globe with industry-leading real-time news and premium content.



News International

< Throughout the U.K. and Ireland, News International publishes the trusted brands – *The Times*, *The Sunday Times*, *The Sun*, the *News of the World* and *thelondonpaper* – that consumers turn to again and again for national and global coverage.

Sales of our four national papers in the U.K. accounted for approximately one-third of all national newspapers sold last year.

No other quality title in the U.K. reaches more business leaders than *The Times* and *The Sunday Times*. *The Sunday Times* remained the largest print publication for the British business audience.





Sun

The Sun's multi-platform strategy across newsprint, online and mobile platforms helped strengthen its position as the U.K.'s favorite daily newspaper. *The Sun* increased its gross monthly audience across all platforms by 12 percent last year and increased its share of the daily tabloid market to 58 percent – selling 1.6 million more copies than its nearest rival.

The *News of the World* maintained its leading position in the Sunday market last year, increasing its market share to 58 percent. It also launched a new glossy women's magazine distributed with the paper every week that reaches 3.8 million women each Sunday. The *News of the World* consistently outsells the combined sales of its direct rivals.

thelondonpaper was distributed free to more than 500,000 readers each weekday in London last year, achieving a stronger profile of young, upmarket readers than any other U.K. national newspaper.

^ *Times Online* drew record traffic following a bold redesign and the launch of its archive dating back to 1785. It was the fastest growing newspaper site for business users in the U.K. last year.

The Sun Online was the top-ranking newspaper site in the U.K. in 2008, with an average of 4.3 million unique U.K. users per month.


Daily Telegraph
ALL THAT'S HOT
In three years News Limited will become carbon neutral

Sydney's *The Daily Telegraph* sold 165,000 more copies each weekday than its biggest competitor last year and *The Sunday Telegraph*, Australia's largest selling paper, outsold its rival by 172,000 copies each Sunday.

The *Sunday Herald Sun* in Melbourne grew its circulation to 623,000 copies each week in 2008 – nearly three times the circulation of its rival paper.

Our Australian digital division handled thousands of advertising transactions last year across our newspaper sites, including *news.com.au*. Several individual sites launched mobile phone applications in 2008, extending the reach of their content and offering new reach for our advertisers.

News Limited

News Limited is Australia's largest newspaper publisher, with almost 150 titles. Last year, we sold more than 12.8 million national, metropolitan and regional newspapers each week in Australia, reaching 9.4 million readers each day.



We produce the leading newspaper in every major Australian city. News Limited's suburban papers beat the competition in advertising sales and circulation across the country in 2008.

> *The Australian*, Australia's only general interest national daily newspaper, dominated the prestigious Walkley Awards for journalism last year, taking home six trophies, including the most prestigious Gold Walkley. In 2008, *The Australian* made a significant investment in its business section, launching a branded *Wall Street Journal* page that led to stronger circulation growth.


JEREMY CLARKSON
THE WEEKEN
MAGAZINE
USTRALIAN
OPINION PAUL KELLY





New York Post
The *New York Post*, our mass circulation New York City metropolitan morning newspaper, is published seven days a week and had an average weekday circulation of 680,000 last year, exceeding market averages for reader education level, employment and income, with its thought-provoking opinions and bold headlines.

nypost.com averaged more than 4 million unique users a month in 2008, with page views exceeding 100 million per month – an increase of 35 percent over 2007.

Dow Jones

We completed our acquisition of Dow Jones in December 2007 and began revitalizing its famous brands while simultaneously extending the success of the Dow Jones Indexes and its other premium content businesses.

> *The Wall Street Journal* achieved a global daily audience last year of 3.7 million, reaching the world's business, political and thought leaders, as well as investors seeking clarity and analysis about news, trends and issues. The *Journal* is the only one of the top 15 U.S. newspapers to have increased its circulation during the first half of calendar 2008.

To appeal to a wider range of readers and advertisers, *The Wall Street Journal* added new features, including a third editorial page; a weekly sports page; expanded coverage of U.S. and world news; and a new *Currents* page highlighting trends in religion, education and science.

We continued to expand the subscription-free area of *wsj.com*, which includes videos, blogs and news stories. Overall, *wsj.com* traffic is up nearly 90 percent since our acquisition of Dow Jones.

The Wall Street Journal Digital Network, which includes *wsj.com*, *Barrons.com*, *MarketWatch.com* and *AllThingsD.com*, increased traffic by nearly 70 percent since our acquisition as consumers' thirst for business and financial news grows.

> Dow Jones is more than just its flagship newspaper *The Wall Street Journal* – it is the world's leading provider of business content and information. The Dow Jones Enterprise Media Group provides high value, hard-to-find, premium content that businesses and financial services firms demand.


Seven
Growth
JULY 28, 2008
DJ STOXX 50



Dow Jones Indexes continues to expand beyond its iconic *Dow Jones Industrial Average* to profit from the growth of securities, such as exchange-traded funds, and from the increasing focus on commodities markets.

Dow Jones Factiva is a leader in providing businesses with differentiated content and technology.

Book Publishing

HarperCollins › HarperCollins UK › HarperCollins India

We are one of the largest global English-language publishers, with an impressive history of publishing some of the world's most important books.

HarperCollins

Blockbuster sales of *The Dangerous Book for Boys* by Conn and Hal Iggulden, *Deceptively Delicious* by Jessica Seinfeld and *The Daring Book for Girls* by Andrea Buchanan and Miriam Peskowitz drove success last year.

Our authors received many prestigious awards in 2008, including Pulitzer Prizes for *The Years of Extermination* by Saul Friedlander and *Time and Materials* by Robert Hass, as well as a Nobel Prize in Literature for the body of work of noted HarperCollins author Doris Lessing. *Time and Materials* also won a National Book Award for poetry last year.


ELIZABETH GEORGE
Paullina Simons
Marley & Me
MIKE HOLMES
MAKE IT RIGHT

< HarperCollins had 165 titles on *The New York Times* bestseller lists in 2008, with 14 hitting the number one position. For the seventh consecutive year, HarperCollins Children's Books had the greatest number of bestsellers on the *Times* list.

Trade industry magazine *Book Business* named HarperCollins "Innovator of the Year" in 2008 for its digital content, distribution, marketing and audience-building initiatives. The publisher launched a "Browse Inside" feature for Apple's popular iPhone, giving mobile readers a chance to preview many of our most popular titles.

HarperCollins UK

HarperCollins UK had 67 books on *The Sunday Times* bestseller list in 2008, with nine titles hitting number one.

HarperCollins India

HarperCollins India launched two important new imprints, publishing Hindi translations of international bestsellers and a modern classics program with titles originally written in English.

Cable Network Programming

FOX News Channel › FOX Business Network

As a leader in cable news programming, we take seriously our mission to provide viewers with unfettered discussions of news and financial information from around the world.


LIVE
Desk

FOX News Channel

FOX News Channel was once again the number one cable news network in Total Viewers and Adults 25-54 in the U.S. last year, both in total day and primetime programming, outpacing all competitors with our unique brand of reporting.

For the seventh consecutive year, FOX News was a top 10 basic cable network in primetime Total Viewers. Its 24-hour news programming was available to more than 90 million U.S. households last year.

FOX Business Network

> We introduced FOX Business Network last October to offer consumers more choice in their media consumption with a channel that brings Wall Street to Main Street. Our audiences responded to this new alternative in financial news with 30 million subscribers on opening day – one of the largest U.S. cable channel launches in history.



Television

Fox Television Stations

Fox Television Stations is a major component of our Television segment, featuring stations in nine of the top ten largest markets in the U.S. Our 27 stations in the U.S., after our sale of eight stations in July 2008, offer news, sports and entertainment programming as affiliates of the FOX and MyNetworkTV networks and reach millions of viewers.





Fox Television Stations
With the most local news hours produced in 19 of 24 markets, Fox Television Stations keeps viewers in touch with the issues that most impact their communities and the world beyond. We expanded news coverage at 10 stations last year by providing more newscasts throughout the week to underscore our commitment to locally produced news programming.

▲ Fox Television Stations achieved record market share growth in 2008, with our stations ranking number one in advertising revenue across all of our markets. Both our 7 – 9 a.m. morning news shows and our late-night news shows ranked in the top two with Adults 18-49 in 19 out of 24 markets.

Direct Broadcast Satellite Television

SKY Italia › Equity Investments

SKY Italia's around-the-clock independent news service, Sky TG24, grew by 77 percent last year, with more than 2 million viewers each day. The pay-TV platform launched 13 new channels last year and substantially increased its subscriber base.


[501]diretta cla
Si, buonasera
è stata una giornata
primaverile: e
vediamo subito le



Equity Investments
< Sky News, BSkyB's 24-hour news channel, won the Royal Television Society News Channel of the Year award in 2008 for its comprehensive news coverage. Sky News was available to 145 million viewers in 36 countries throughout Europe, as well as Asia, the Middle East and Africa.


ENTERTAINING WITH A



Passion.

You can't fake it.

Without it, everything is just middle of the road.

It's what drives the screenwriter, the director, the technician to master his craft, day in and day out.

A RELENTLESS SPIRIT NOT JUST TO SUCCEED, BUT TO MATTER.

At News Corporation, we've mastered the art of nurturing the creative process to harness this passion.

To push ideas forward and make them resonate with the world's audiences.

To turn them into entertainment that's not just profitable, but that profits the world with its audacity.

To make people laugh or cry, agree or disagree, think, question, feel.

OUR COMMITMENT TO OFFERING QUALITY PROGRAMMING THAT BOTH INFORMS AND ENTERTAINS IS AT THE CORE OF EVERYTHING WE DO, AND **OUR OUTSTANDING FINANCIAL RESULTS LAST YEAR SPOKE TO THE INTELLIGENT AND FORWARD-THINKING STEWARDSHIP OF** OUR MOTION PICTURE AND TELEVISION STUDIOS, AS WELL AS OUR GLOBAL BROADCAST, CABLE AND SATELLITE NETWORKS.



Filmed Entertainment

Twentieth Century Fox › Blue Sky Studios › Fox Searchlight › Fox Home Entertainment › Twentieth Century Fox Television › Twentieth Television

In 2008, we celebrated record operating profit in our Filmed Entertainment segment for the seventh consecutive year under veteran studio co-chairmen Tom Rothman and Jim Gianopulos. With the most solid management team in Hollywood, and an operating strategy that combines creative risk with fiscal prudence, Fox Filmed Entertainment continued to bring audiences around the world a broad slate of entertainment in 2008.

As one of the world's largest producers and distributors of motion pictures, our various studios – from storied Twentieth Century Fox to edgy Fox Atomic – placed 25 movies into general release last year.



Twentieth Century Fox

< We updated children's favorite *Alvin and the Chipmunks* for modern audiences, and they responded by making it one of the year's biggest hits, with global box office of $359 million and a DVD that was the number one bestseller for much of the year.

^ *The Simpsons Movie* was a global blockbuster, grossing $527 million at the box office and becoming one of the top-grossing films of all time.



Blue Sky Studios

< The classic Dr. Seuss tale, *Horton Hears a Who*, became the latest hit computer animated film from Blue Sky Studios, grossing $296 million around the world.


ING
ELK
Coca-Cola

> *What Happens in Vegas* teamed Cameron Diaz and Ashton Kutcher in a popular romantic comedy that has grossed $210 million since its release in May 2008.



Fox Searchlight

^ Fox Searchlight's low-budget *Juno* was the rare combination of critical success and box-office winner, grossing $230 million worldwide and winning an Academy Award* for best original screenplay.

Fox Home Entertainment

Consumers have more choice than ever before in deciding how, where and when to experience our programming. Fox Home Entertainment (FHE) produces and distributes not just DVDs and the high-definition industry standard Blu-ray, but also distributes entertainment products through services such as pay-per-view, video-on-demand and electronic sell-through services, reaping impressive revenues.

FHE saw early success with its digital copy initiative: fully formatted files that can easily be transferred from the purchased disc to portable devices, offering consumers a single purchase multi-use entertainment proposition.

In 2008, FHE released or re-released more than 850 produced and acquired titles in the U.S. and almost 800 film and television titles in international markets. Bestselling new films included hits from our own studios, *Alvin and the Chipmunks, Live Free or Die Hard, The Simpsons Movie* and *Juno.* Treasured entertainment released by FHE from its legendary film and television libraries include the top box-office grossing film of all time, *Titanic*, as well as *The Sound of Music, Star Wars* and *The Mary Tyler Moore Show.*



Twentieth Century Fox Television

TCFTV produces entertainment for our own FOX Broadcasting Company, as well as the three other major U.S. broadcast networks and several cable networks. We had more than 20 shows on the air last year, including our longstanding and irreverent animated show *The Simpsons*, which will enter its 20th season of production in calendar 2008, making it the longest running primetime comedy of all time.

▲ TCFTV also completed production on an exciting two-hour television event: the *24* prequel, which was shot on location in South Africa and will air this coming fall on FOX.

▼ TCFTV made a new, long-term deal with *Family Guy* and *American Dad* creator Seth MacFarlane, ensuring his continued producing and acting services on both of these lucrative franchises, as well as the development of new series for television.

Several TCFTV comedies and dramas, including *American Dad, Prison Break, Bones, My Name is Earl, The Unit* and *How I Met Your Mother* (the latter three produced for other networks), will return to network television for their fourth seasons, further positioning each of these series for success in the domestic cable and syndication markets.

Twentieth Television

In 2008, Twentieth Television continued to serve as a model for television syndication, successfully launching several high profile shows and further stocking a full pipeline that will allow Twentieth Television to be at the forefront of content production and distribution for many years to come.

Twentieth Television distributed first-run programming in 2008, including the syndicated show *Divorce Court*, which increased its market share to become the third-ranked syndicated court show in the U.S. *Judge Alex* and *Cristina's Court* remained the fifth and eighth-ranked syndicated court shows in the U.S. respectively.



Television

FOX › STAR › MyNetworkTV

With operations throughout the U.S. and Asia, News Corporation broadcasts sports, reality programming, comedies and dramas that attract hundreds of millions of viewers in many languages across more than 50 countries.



FOX

FOX Broadcasting Company ranked number one in prime time in the U.S. among Adults 18-49 for the fourth straight season, with the largest margin of victory in the network's history among this demographic.

Last year, major advertisers continued to see the power of broadcast television because of its enormous reach: the popularity of FOX programming across its 216 affiliate stations led the network to rank number one across all key demographics last year – a first for any network in the last eight years.

Our primetime line-up also drove much of the network's ratings success by appealing to the demographic that advertisers seek to reach most often: Adults 18-49.



▲ In its seventh season, reality-competition powerhouse *American Idol* dominated prime time, ranking number one among Adults 18-49 for the fifth consecutive year.

◄ *House* was the number one scripted show on network television for a second year in a row and animated hit *Family Guy* was the number one primetime comedy among Adults 18-34.


SUPER BOWL
CHAMPIONS

< FOX Sports remained in first place among all broadcast networks for the 12th consecutive year on the strength of major broadcasts, including the Major League Baseball All-Star Game, the World Series, the BCS National Championship Game, the NFC Championship Game and the 50th Daytona 500.

Our Super Bowl broadcast last year achieved the largest audience in Super Bowl history. The broadcast was the most-watched program in television history, with almost 150 million viewers.

FOX Sports also led all broadcast networks with five Sports Emmy Awards® – including outstanding sports series for *NASCAR on FOX*, bringing the total number of Emmy Awards® won by FOX Sports to 76 since its inception in 1994.

> Our new drama, *Terminator: The Sarah Connor Chronicles*, was the number one new scripted show on any network and *The Moment of Truth*, our new reality competition show, was the number one new series on network television among several key demographics.



STAR

Across 53 countries in Asia, STAR offers 63 channels in ten languages. We reached approximately 300 million people in 146 million households in India, Greater China, Indonesia, Southeast Asia, the Middle East, Pakistan, the U.K., continental Europe and North America.

STAR was the leading provider of television programming in Asia in 2008. News Corporation owns and operates more than half of the channels broadcast by STAR and we have joint ventures with several leading broadcasters, including ESPN.

Our unmatched reach in this vast market continued to attract major advertisers and viewers in 2008. For the eighth consecutive year, STAR PLUS led general entertainment channels in India, widening its lead on the competition. STAR GOLD is one of India's most popular movie channels and its *Sabsey Favourite Kaun*, a Bollywood awards show, reached more than ten million viewers in 2008.



> New weekday primetime drama *Bidaayi* captured millions of viewers across India last year, becoming the highest rated program in India.

STAR broadcasts the number one Chinese movie channel in Taiwan, Hong Kong, the Philippines and Singapore. We launched a North American version, *Chinese Movies 2*, in 2008, which is broadcast to Chinese-speaking audiences in both North America and Asia, to showcase the golden age of Hong Kong filmmaking.



MyNetworkTV

< With 175 affiliate stations, MyNetworkTV reached approximately 97 percent of U.S. households last year with its primetime entertainment and unique programming, including the *Harlem Globetrotters: A New Generation.*

Cable Network Programming

Fox International Channels > FX > FOX Sports Net > Fox Soccer Channel > Big Ten Network > SPEED > FUEL TV > National Geographic Channel

With a range of programming that both reflects and celebrates the interests and diversity of our many consumers around the world, News Corporation continues to shape the future of cable network programming.

Our Cable Network Programming segment experienced strong viewership growth and expansion into several new countries in 2008. With more than 30 networks, we reached hundreds of millions of subscribers last year.

Higher licensing fees, reflecting the strength of our broad and popular programming, also contributed to the success of this segment.

Fox International Channels

Fox International Channels (FIC) launched 35 new channels last year, increasing its total to 120. FIC garnered almost $1 billion in revenue last year, much of it from emerging markets and mature markets with low, but growing, cable and satellite penetration and ad sales market share. FIC enjoys some of the highest margins in the international cable channel industry.

> FIC reaches more than 260 million subscribers in 29 languages in Europe, Latin America, Asia and Africa, primarily under the FOX and National Geographic brands. The network also produced more than 3,000 hours of drama, comedy, reality and documentary shows for its own as well as third-party channels.



FX

< With more than 90 million subscribers, FX leads in quality, scripted drama with such hits as *Nip/Tuck*, the number one ranked scripted cable series in the U.S. among Adults 18-49 for the fifth consecutive year, and award-winning drama *Damages*, a legal thriller starring Glenn Close, which received the most Golden Globe® Award nominations of any show on television and earned Close a win in 2008. *It's Always Sunny in Philadelphia* saw its ratings grow for the third consecutive year.

FX now boasts one of the strongest rosters of acquired movies of any basic cable network through 2011, including rights to Twentieth Century Fox hits *Live Free or Die Hard*, *The Simpsons Movie* and *X-Files: I Want to Believe*.




MENARDS


FSN

FOX Sports Net

< FOX Sports Net (FSN) is the largest regional sports network in the U.S., with 12 owned and operated stations and nine affiliated stations. FSN reached almost 90 million households in 2008 and now holds long-term telecast rights to 68 of 82 professional sports franchises in its markets.

Fox Soccer Channel

Fox Soccer Channel has the most popular soccer-specific site in the U.S. and, in 2008, launched a new broadband subscription service to import hundreds of live soccer matches from around the world for on-demand viewing in the U.S.

Big Ten Network

We launched the Big Ten Network last year in the U.S. to focus on a major collegiate conference. With high-definition, broadband and video-on-demand applications, the Big Ten Network produced more than 400 events last year and 250 hours of original studio programming, attracting more than 60 top advertisers.

SPEED

< With NASCAR racing more popular than ever in the U.S., our SPEED network reached more than 70 million households by showcasing important races, events and original programming last year. SPEED launched a 24-hour high-definition service in 2008 and, as NASCAR continues to expand beyond U.S. borders, SPEED distributed content in Mexico, Canada and Latin America.

FUEL TV

FUEL TV rode a global wave of interest in surf and action sports culture last year and the network's programming was available in more than 100 countries.

National Geographic Channel

National Geographic Channel's (NGC) ad sales were up 22 percent over 2007, with broadcast upfront revenue growth up 42 percent. NGC attracted more than 80 new advertisers last year with its expansive high-definition programming and its ranking by an important advertising study as the 'most trusted network' among its target audience of Adults 25-54.



Direct Broadcast Satellite TV

SKY Italia > Equity Investments

Wholly owned satellite network SKY Italia, and BSkyB, in which we have an equity interest, enjoyed among the lowest subscriber turnover rates of any pay-TV platform in the world last year.

SKY Italia

SKY Italia continued to draw increasing numbers of Italian audiences with its broad mix of news, sports, newly released movies and original programming, which we introduced in 2008.

The pay-TV platform's more than 170 channels attracted almost 4.6 million subscribers in 2008, reaching more than 20 percent of all Italian households, and with high average revenue per subscriber, SKY Italia proved a financial standout last year.

Equity Investments

BSkyB continues to offer its customers more choice, exceptional value and industry-leading customer service. The total number of DTH customers increased by 398,000 to 8.98 million.

Sky+ HD is Europe's leading high-definition television service, with more than 7,000 hours of HD content every month.

Sky Sports showed more than 40,000 hours of sports across five core channels in 2008 and secured a new three-year agreement for live coverage of the UEFA Champions League.



Last year, we acquired a 25% equity interest in Germany's leading pay-TV operator, Premiere AG. The German television market is the largest in Europe, with approximately 38 million television households, and offers News Corporation tremendous opportunities.




THE WORLD



Today you can connect with anyone
anytime, anywhere
using any device.

But no matter how many technologies we develop,
people at heart still want to feel the same thing:

A SENSE OF BELONGING.

To feel a part of something larger.

News Corporation's job is to deliver on the promise this great connection holds.

To find new and exciting ways to bring people together,
to entertain, to move, to inform.

Because our world may have changed,
But our mission has not.

WE ARE NOT CONTENT JUST TO KEEP CURRENT WITH TECHNOLOGICAL ADVANCES.

INSTEAD, WE WORK TO SHAPE THE FUTURE OF DIGITAL MEDIA.

NEWS CORPORATION CONTINUALLY ENHANCES, CREATES AND INVESTS IN OUR DIGITAL CAPABILITIES, ENSURING THAT OUR CONSUMERS – AND OUR OPERATIONS – ARE CONNECTED SEAMLESSLY TO EACH OTHER AND TO THE WORLD.



Fox Interactive Media

MySpace › Photobucket › FOX Sports Interactive › IGN Network

Fox Interactive Media (FIM) has a portfolio that contains many of the Internet's most popular websites and reached approximately 186 million unique visitors in June 2008 – the largest global audience of any major media company. FIM launched ad-supported mobile (WAP) sites for each of its core brands, signing mobile distribution deals with every major carrier in the world last year.

MySpace

MySpace.com continues to lead the social networking category by connecting hundreds of millions of users who spent more than three hours per month in 2008 interacting with friends, discovering popular culture and making a positive impact on the world through many social and environmental initiatives.

MySpace is truly a global community, with an international network of 29 fully localized sites – 9 of which were launched in 2008 – available in 15 different languages.

To reach even more of the world, we opened the MySpace platform to third-party developers last year and users responded by launching more than 1,500 applications and uploading more than 30 million applications to their profile pages.

MySpaceTV features more than 100 branded channels and serves half a billion videos a month with advanced technology to optimize the delivery of online advertising.

MySpace Music, a joint venture with Sony BMG Music, Universal Music Group and Warner Music Group, was formed in 2008 to give even more options to the more than 65 percent of MySpace users who already embed music into their profile pages.

Photobucket

In the past year, we acquired Photobucket, the leading photo and video site in the U.S. In 2008, the site attracted more than 46 million monthly users worldwide who uploaded, shared and searched billions of personal photos, graphics and videos.

FOX Sports Interactive

The leader in digital sports programming offers one of the Internet's largest collections of online sports video. FOX Sports Interactive produces more than four hours per day of original video content and distributes live webcasts related to major sporting events, including the 2007 NFL Playoffs, across the Internet and to U.S. mobile devices.

IGN Network

The IGN Network is primarily focused on the videogame and entertainment enthusiast market, extending the excitement into a world of online content and experiences. Connecting one of the largest concentrated audiences of young males on the Internet, IGN attracted more than 34 million unique monthly visitors worldwide in 2008.

IGN's Direct2Drive site sold its one millionth game download last year and also signed a third-party digital distribution deal with Electronic Arts, the world's largest game publisher.


POST
YOUR JOB
OPENINGS
NOW


hulu
THE SIMPSONS
hulu

Other

hulu › Jamba/Fox Mobile Entertainment › NDS › News Digital Media

hulu

In a joint venture with NBC Universal, in October 2007 we launched hulu, an innovative, premium online video service. hulu helps people in the U.S. find and enjoy free-of-charge the world's premium content from News Corporation, NBC Universal and scores of other companies when, where and how they want it.

hulu makes it easy to share professionally produced video content on almost any computer in the U.S.

With thousands of hours of television and movie programming from 80 content providers, hulu has quickly become a top 10 online video destination. The site averages millions of unique weekly viewers and *PC World* magazine ranked it the number one overall tech product of 2008.

Jamba/Fox Mobile Entertainment

Jamba, our joint venture with VeriSign, offers popular mobile entertainment from content providers around the world, using its relationships with more than 800 major music, film and television brands to lead the mobile space. Known as Jamster in the U.S., Canada, the U.K. and other English-speaking territories, Jamba distributed its games, movies and ringtones to 125 mobile operators, reaching hundreds of millions consumers in more than 25 countries.

This past year, Jamba collaborated with Twentieth Century Fox to create and market a unique mobile identity for *The Simpsons Movie* film and its characters. Its "Spider Pig" ringtone was a bestseller.

Fox Mobile Entertainment distributed 24-hour programming from our film studios, FOX News and FOX Sports through an agreement with AT&T last year. Fox Mobile also produced all mobile content – from ringtones to trivia games – for *American Idol*, which was sponsored by AT&T.

NDS

NDS, in which we own a majority interest, is the world's leading supplier of end-to-end digital technology and services to pay-TV platform operators and content providers. It makes conditional access, set-top box and residential gateway middleware, DVR technologies and many other services that ensure content protection across a range of consumer devices.

NDS protected more than 90 million active devices last year, allowing consumers to get protected content anywhere, anytime on any device. NDS also led the global market in DVR technology last year. Its technology was used in 13 million devices distributed by more than 15 major pay-TV platforms, including News Corporation's SKY Italia and partially owned BSkyB.

News Digital Media

News Digital Media (NDM) encompasses many of our Australian sites, including *CareerOne.com.au*, *carsguide.com.au*, *moshtix.com.au* and *truelocal.com.au*. Several sites launched mobile phone applications last year to reach new audiences for our advertisers.

NDM's online ticket service, Moshtix, worked with MySpace to allow users to purchase tickets directly from the social networking site, enabling artists and event promoters to reach Australia's 3 million MySpace users directly. *CareerOne.com.au* also launched a co-branded employment site with MySpace last year.



Cable Network Programming

FOX News Mobile › FOX Business Mobile

FOX Business Mobile

> Since its inception last year, FOX Business Network has connected its audiences across television, online and wireless platforms, feeding simultaneously to each platform to ensure a single voice that reached more than 400,000 unique visitors.



FOX News Mobile

FOX News Mobile was featured as a Blackberry *Hot Site* in 2008 for its unique distribution of our U.S. news programming. FOX News Mobile initiated a dedicated iPhone site in 2008 to connect with that market's upscale consumers and launched an *America's Election Headquarters* mobile microsite in February 2008 during the U.S. presidential primaries.

Magazines and Inserts

News America Marketing Group

News America Marketing Group

As the largest publisher of free-standing inserts in the U.S., News America Marketing (NAM) connected the world to savings with more than three billion marketing booklets of coupons, sweepstakes, rebates and consumer offerings in approximately 1,400 Sunday newspapers last year. Its retail network achieved a new milestone in 2008 by expanding to more than 40,000 stores.

NAM placed in-store marketing products and services – such as shelf, floor, cart advertising and its flagship SmartSource Coupon machine® – in thousands of supermarkets, drug stores, mass merchandisers and dollar stores.

Many products and services were placed under its successful SmartSource® brand. NAM reached approximately 150 million U.S. and Canadian consumers a week in 2008.

v Its Internet-based network of more than 100 newspaper, retailer and lifestyle sites connect through a common platform that delivered printable coupons, samples and other consumer marketing to millions of consumers in the U.S., with more than double the number of coupon prints over 2007.


SmartSource.com®
The #1 Grocery Coupon Site!


WITH A MISSION



Touching three quarters of the world's population
every day is

a phenomenal privilege,
an awesome responsibility.

WE TAKE IT SERIOUSLY.

With complex challenges facing our planet, we realize that

It's not enough to manage our business well.
It's not enough to turn a healthy profit.
It's not even enough to be number one in our sector.

We must challenge ourselves and the billions we reach
to tackle these global issues.

To think and understand. But most of all,
To act.

WE EXPANDED UPON **OUR COMMITMENT TO HELP SOLVE THE WORLD'S CLIMATE PROBLEM** LAST YEAR WITH IMPORTANT STEPS TOWARD OUR BOLD AGENDA: TO BECOME THE WORLD'S FIRST CARBON NEUTRAL GLOBAL MEDIA COMPANY BY 2010.




bottled water


YOU CAN BE AN ENERGY STAR!
A Who's Guide To Saving Our Planet For Who's Of All Shapes and Sizes!

Global Energy Initiative

By ensuring energy efficiency throughout our operations and switching to renewable sources of energy where feasible, we reduced our carbon output significantly in 2008. And we engaged our business partners, colleagues and audiences to help solve a global problem.

Our hit drama *24*, which News Corporation produces and broadcasts, significantly reduced its carbon footprint during the production of season 7 by switching to biodiesel fuel, procuring renewable energy and using hybrid vehicles. In fact, almost every television show made by our studios last year included some kind of green messaging in its storylines and scripts.

FOX partnered with the Los Angeles Department of Water and Power to provide renewable energy and install a solar energy system at the *American Idol* finale last year.

STAR replaced thousands of light bulbs at its Hong Kong headquarters, saving more than 61 tons of carbon dioxide equivalent per year.

National Geographic Channel launched *Preserve Our Planet* – an on-air and consumer marketing initiative dedicated to empowering viewers to take action on environmental issues.

In 2008, News International became our first carbon-neutral division by sourcing renewable electricity for its facilities and printing plants, installing less carbon-intensive lighting and implementing energy-efficient IT practices across the organization. News International also invested in renewable energy projects in India that reduced an amount of carbon from the atmosphere equivalent to its unavoidable emissions.


THE
Sun
THE UK'S BIGGEST GIVEAWAY EVER
2 FREE
ENERGY-SAVING
LIGHTBULBS
PACK WORTH £4
NO VOUCHER, NO FUSS

^ *The Sun* delivered 4.5 million compact fluorescent light bulbs to its readers as part of the biggest environmental promotion ever in the U.K., increasing its Saturday sales by 400,000 copies.

The Wall Street Journal held its first ECO:nomics conference in 2008, with executives, policy makers and environmental experts gathering to discuss the rapidly evolving relationship between environmental issues and the business community.

Many News Limited newspapers featured editorial series on climate change issues and News Digital Media became carbon neutral last year.

News America Marketing reduced its carbon emissions by 25 percent by replacing much of its existing sales fleet with hybrid vehicles and establishing a mile reduction program that mapped the most efficient travel routes.

HarperCollins teamed with MySpace to publish *MySpace/OurPlanet: Change Is Possible*, which promotes environmental activism for the MySpace generation and features contributions from the OurPlanet community. The OurPlanet community is one of the most popular destinations on the site, with more than 180,000 users.

HarperCollins UK became the first British publishing company to become carbon neutral last year.




OURPLANET

Across the world, our entrepreneurial and creative colleagues are having both individual and collective impact on this issue, on our operations and on our audiences.

As we continue to get our own house in order, we recognize the importance of working with our business partners, governments and non-governmental organizations to tackle climate change together. Many of our businesses are actively engaging suppliers on environmental issues and sourcing the most energy-efficient and eco-friendly products and services.

News Corporation recognizes we can have an enormous impact on our global audiences by providing meaningful, entertaining content on energy and environmental issues and exciting, practical ways for everyone to get involved.

We can't solve all of the world's problems. But we continue to focus on areas where we can bring our experience, our reach and our talents to bear.



Selected Financial Data

The selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Financial Statements and Supplementary Data" and the other financial information included elsewhere herein.

For the years ended June 30,	2008 [1]	2007 [1]	2006 [1]	2005 [2]	2004 [3]
	(in millions, except per share data)				
Statement of Operations Data:					
Revenues	$32,996	$28,655	$25,327	$23,859	$20,802
Operating income	5,381	4,452	3,868	3,564	2,931
Income from continuing operations	5,387	3,426	2,812	2,128	1,533
Net income	5,387	3,426	2,314	2,128	1,533
Basic income from continuing operations per share: [4][5]	$ 1.82				
Class A		$ 1.14	$ 0.92	$ 0.74	$ 0.58
Class B		$ 0.95	$ 0.77	$ 0.62	$ 0.49
Diluted income from continuing operations per share: [4][5]	$ 1.81				
Class A		$ 1.14	$ 0.92	$ 0.73	$ 0.58
Class B		$ 0.95	$ 0.77	$ 0.61	$ 0.48
Basic earnings per share: [4][5]	$ 1.82				
Class A		$ 1.14	$ 0.76	$ 0.74	$ 0.58
Class B		$ 0.95	$ 0.63	$ 0.62	$ 0.49
Diluted earnings per share: [4][5]	$ 1.81				
Class A		$ 1.14	$ 0.76	$ 0.73	$ 0.58
Class B		$ 0.95	$ 0.63	$ 0.61	$ 0.48
Cash dividend per share: [4][5][6]					
Class A	$ 0.12	$ 0.12	$ 0.13	$ 0.10	$ 0.10
Class B	$ 0.11	$ 0.10	$ 0.13	$ 0.04	$ 0.04

As of June 30,	2008	2007	2006	2005	2004
	(in millions)				
Balance Sheet Data:					
Cash and cash equivalents	$ 4,662	$ 7,654	$ 5,783	$ 6,470	$ 4,051
Total assets	62,308	62,343	56,649	54,692	48,343
Borrowings and perpetual preference shares [7]	13,511	12,502	11,427	10,999	10,509

(1) See Notes 2, 3, 6 and 8 to the Consolidated Financial Statements of News Corporation for information with respect to significant acquisitions, disposals, changes in accounting and other transactions during fiscal 2008, 2007 and 2006.

(2) Fiscal 2005 results include the Company's acquisition of the remaining non-controlling interest in Fox Entertainment Group, Inc. by issuing approximately 357 million shares of the Company's Class A common stock, par value $0.01 per share ("Class A Common Stock") valued at approximately $6.3 billion. Fiscal 2005 also included the acquisition of the approximate 58% interest in Queensland Press Pty Limited the Company did not already own through the acquisition of the Cruden Group of companies. The consideration for the acquisition of the Cruden Group was the issuance of approximately 61 million shares of the Company's Class B common stock, par value $0.01 per share ("Class B Common Stock") valued at approximately $1.0 billion and the assumption of approximately $400 million of debt.

(3) Fiscal 2004 results include the sale of the Los Angeles Dodgers, Dodger Stadium and the team's training facilities in Vero Beach, Florida.

(4) Basic and diluted earnings from continuing operations per share, basic and diluted earnings per share and cash dividend per share reflect per share amounts based on the adjusted share amounts to reflect the November 12, 2004 one-for-two share exchange in the reincorporation of News Corporation.

(5) Shares of the Company's Class A Common Stock carried rights to a greater dividend than shares of the Company's Class B Common Stock through fiscal 2007. As such, for the periods through fiscal 2007, net income available to the Company's stockholders was allocated between shares of Class A Common Stock and Class B Common Stock. The allocation between these classes of common stock was based upon the two-class method. Subsequent to the final fiscal 2007 dividend payment, shares of Class A Common Stock ceased to carry any rights to a greater dividend than shares of Class B Common Stock. See Notes 2 and 19 to the Consolidated Financial Statements of News Corporation for further discussion.

(6) The Company's Board of Directors (the "Board") currently declares an interim and final dividend each fiscal year. The final dividend is determined by the Board subsequent to the fiscal year end. The total dividends declared related to fiscal 2008 results were $0.12 per share of Class A Common Stock and Class B Common Stock. The total dividends declared related to fiscal 2007 results were $0.12 per share of Class A Common Stock and $0.10 per share of Class B Common Stock.

(7) Each fiscal year presented prior to June 30, 2005 includes $345 million of perpetual preference shares outstanding, which were redeemed at par by the Company in November 2004.

Management's Discussion and Analysis of Financial Condition and Results of Operations

This document contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Section 27A of the Securities Act of 1933, as amended. The words "expect," "estimate," "anticipate," "predict," "believe" and similar expressions and variations thereof are intended to identify forward-looking statements. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things, trends affecting the Company's financial condition or results of operations. The readers of this document are cautioned that any forward-looking statements are not guarantees of future performance and involve risks and uncertainties. More information regarding these risks, uncertainties and other factors is set forth under the heading "Risk Factors" in Item 1A of the Annual Report on Form 10-K. The Company does not ordinarily make projections of its future operating results and undertakes no obligation (and expressly disclaims any obligation) to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review this document and the other documents filed by the Company with the Securities and Exchange Commission (the "SEC"). This section should be read together with the audited consolidated financial statements of the Company and related notes set forth elsewhere in this Annual Report.

Introduction

Management's discussion and analysis of financial condition and results of operations is intended to help provide an understanding of News Corporation and its subsidiaries' (together "News Corporation" or the "Company") financial condition, changes in financial condition and results of operations. This discussion is organized as follows:

- ***Overview of the Company's Business***—This section provides a general description of the Company's businesses, as well as developments that occurred either during fiscal 2008 or early fiscal 2009 that the Company believes are important in understanding its results of operations and financial condition or to disclose known trends.
- ***Results of Operations***—This section provides an analysis of the Company's results of operations for the three fiscal years ended June 30, 2008. This analysis is presented on both a consolidated and a segment basis. In addition, a brief description is provided of significant transactions and events that impact the comparability of the results being analyzed.
- ***Liquidity and Capital Resources***—*This section provides an analysis of the Company's cash flows for the three fiscal years ended June 30, 2008, as well as a discussion of the Company's outstanding debt and commitments, both firm and contingent, that existed as of June 30, 2008. Included in the discussion of outstanding debt is a discussion of the amount of financial capacity available to fund the Company's future commitments and obligations, as well as a discussion of other financing arrangements.*
- ***Critical Accounting Policies***—This section discusses accounting policies considered important to the Company's financial condition and results of operations, and which require significant judgment and estimates on the part of management in application. In addition, Note 2 to the accompanying Consolidated Financial Statements of News Corporation summarizes the Company's significant accounting policies, including the critical accounting policy discussion found in this section.

Overview of the Company's Business

The Company is a diversified global media company, which manages and reports its businesses in eight segments:

- **Filmed Entertainment,** which principally consists of the production and acquisition of live-action and animated motion pictures for distribution and licensing in all formats in all entertainment media worldwide, and the production of original television programming worldwide.
- **Television,** which, as of June 30, 2008, principally consisted of the operation of 35 full power broadcast television stations, including nine duopolies, in the United States (of these stations, 25 are affiliated with the FOX network and ten are affiliated with the MyNetworkTV network), the broadcasting of network programming in the United States and the development, production and broadcasting of television programming in Asia.
- **Cable Network Programming,** which principally consists of the production and licensing of programming distributed through cable television systems and direct broadcast satellite operators primarily in the United States.
- **Direct Broadcast Satellite Television** ("DBS"), which principally consists of the distribution of premium programming services via satellite and broadband directly to subscribers in Italy.
- **Magazines and Inserts,** which principally consists of the publication of free-standing inserts, which are promotional booklets containing consumer offers distributed through insertion in local Sunday newspapers in the United States, and the provision of in-store marketing products and services, primarily to consumer packaged goods manufacturers in the United States and Canada.
- **Newspapers and Information Services,** which principally consists of the publication of four national newspapers in the United Kingdom, the publication of approximately 147 newspapers in Australia, the publication of a metropolitan newspaper and a national newspaper (with international editions) in the United States and the provision of information services.
- **Book Publishing,** which principally consists of the publication of English language books throughout the world.
- **Other,** which includes NDS Group plc ("NDS"), a company engaged in the business of supplying open end-to-end digital technology and services to digital pay-television platform operators and content providers; Fox Interactive Media ("FIM"), which operates the Company's Internet activities; and News Outdoor Group ("News Outdoor"), an advertising business which offers display advertising primarily in outdoor locations throughout Russia and Eastern Europe.

Filmed Entertainment

The Filmed Entertainment segment derives revenue from the production and distribution of feature motion pictures and television series. In general, motion pictures produced or acquired for distribution by the Company are exhibited in U.S. and foreign theaters, followed by home entertainment, video-on-demand and pay-per-view television, premium subscription television, network television and basic cable and syndicated television exploitation. Television series initially produced for the networks and first-run syndication are generally licensed to domestic and international markets concurrently and subsequently released in seasonal DVD box sets. More successful series are later syndicated in domestic markets. The length of the revenue cycle for television series will vary depending on the number of seasons a series remains in active production and, therefore, may cause fluctuations in operating results. License fees received for television exhibition (including international and U.S. premium television and basic cable television) are recorded as revenue in the period that licensed films or programs are available for such exhibition, which may cause substantial fluctuations in operating results.

The revenues and operating results of the Filmed Entertainment segment are significantly affected by the timing of the Company's theatrical and home entertainment releases, the number of its original and returning television series that are aired by television networks and the number of its television series in off-network syndication. Theatrical and home entertainment release dates are determined by several factors, including timing of vacation and holiday periods and competition in the marketplace. The distribution windows for the release of motion pictures theatrically and in various home entertainment formats have been compressing and may continue to change in the future. A further reduction in timing between theatrical and home entertainment releases could adversely affect the revenues and operating results of this segment.

The Company enters into arrangements with third parties to co-produce many of its theatrical productions. These arrangements, which are referred to as co-financing arrangements, take various forms. The parties to these arrangements include studio and non-studio entities, both domestic and foreign. In several of these agreements, other parties control certain distribution rights. The Filmed Entertainment segment records the amounts received for the sale of an economic interest as a reduction of the cost of the film, as the investor assumes full risk for that portion of the film asset acquired in these transactions. The substance of these arrangements is that the third-party investors own an interest in the film and, therefore, receive a participation based on the respective third-party investor's interest in the profits or losses incurred on the film. Consistent with the requirements of Statement of Position 00-2, "Accounting by Producers or Distributors of Films," the estimate of a third-party investor's interest in profits or losses incurred on the film is determined by reference to the ratio of actual revenue earned to date in relation to total estimated ultimate revenues.

Operating costs incurred by the Filmed Entertainment segment include: exploitation costs, primarily theatrical prints and advertising and home entertainment marketing and manufacturing costs; amortization of capitalized production, overhead and interest costs; and participations and talent residuals. Selling, general and administrative expenses include salaries, employee benefits, rent and other routine overhead.

The Company competes with other major studios, such as Disney, Paramount, Sony, Universal, Warner Bros., and independent film producers in the production and distribution of motion pictures and DVDs. As a producer and distributor of television programming, the Company competes with studios, television production groups and independent producers and syndicators, such as Disney, Sony, NBC Universal, Warner Bros. and Paramount Television, to sell programming both domestically and internationally. The Company also competes to obtain creative talent and story properties which are essential to the success of the Company's filmed entertainment businesses.

Television and Cable Network Programming

The Company's U.S. television operations primarily consist of the FOX Broadcasting Company ("FOX"), MyNetworkTV, Inc. ("MyNetworkTV") and, as of June 30, 2008, the 35 television stations owned by the Company. The Company's international television operations consist primarily of STAR Group Limited ("STAR").

The U.S. television broadcast environment is highly competitive and the primary methods of competition are the development and acquisition of popular programming. Program success is measured by ratings, which are an indication of market acceptance, with the top rated programs commanding the highest advertising prices. FOX and MyNetworkTV compete for audience, advertising revenues and programming with other broadcast networks, such as CBS, ABC, NBC and The CW, independent television stations, cable program services, as well as other media, including DVDs, video games, print and the Internet. In addition, FOX and MyNetworkTV compete with the other broadcast networks to secure affiliations with independently owned television stations in markets across the country.

The television stations owned by the Company compete for programming, audiences and advertising revenues with other television stations and cable networks in their respective coverage areas and, in some cases, with respect to programming, with other station groups, and in the case of advertising revenues, with other local and national media. The competitive position of the television stations owned by the Company is largely influenced by the strength of FOX and MyNetworkTV, and, in particular, the prime-time viewership of the respective network, as well as the quality of the syndicated programs and local news programs in time periods not programmed by FOX and MyNetworkTV.

In Asia, STAR's channels are primarily distributed to local cable operators or other pay-television platform operators for distribution to their subscribers. STAR derives its revenue from the sale of advertising time and affiliate fees from these pay-television platform operators.

The Company's U.S. cable network operations primarily consist of the Fox News Channel ("Fox News"), the FX Network ("FX") and the Regional Sports Networks ("RSNs"). The Company's international cable networks consist of the Fox International Channels ("FIC") with operations primarily in Latin America and Europe.

Generally, the Company's cable networks, which target various demographics, derive a majority of their revenues from monthly affiliate fees received from cable television systems and DBS operators based on the number of its subscribers. Affiliate fee revenues are net of the amortization of cable distribution investments (capitalized fees paid to a cable operator or DBS operator to facilitate the launch of a cable network). The Company defers the cable distribution investments and amortizes the amounts on a straight-line basis over the contract period. Cable television and DBS are currently the predominant means of distribution of the Company's program services in the United States. Internationally, distribution technology varies region by region.

The Company's cable networks compete for carriage on cable television systems, DBS systems and other distribution systems with other program services, as well as other uses of bandwidth, such as retransmission of free over-the-air broadcast networks, telephony and data transmission. A primary focus of competition is for distribution of the Company's cable network channels that are not already distributed by particular cable television or DBS systems. For such program services, distributors make decisions on the use of bandwidth based on various considerations, including amounts paid by programmers for launches, subscription fees payable by distributors and appeal to the distributors' subscribers.

The most significant operating expenses of the Television segment and the Cable Network Programming segment are the acquisition and production expenses related to programming and the production and technical expenses related to operating the technical facilities of the broadcaster or cable network. Other expenses include promotional expenses related to improving the market visibility and awareness of the broadcaster or cable network and its programming. Additional expenses include sales commissions paid to the in-house advertising sales force, as well as salaries, employee benefits, rent and other routine overhead expenses.

The Company has several multi-year sports rights agreements, including contracts with the National Football League ("NFL") through fiscal 2012, contracts with the National Association of Stock Car Auto Racing ("NASCAR") for certain races and exclusive rights for certain ancillary content through calendar year 2014, a contract with Major League Baseball ("MLB") through calendar year 2013 and a contract for the Bowl Championship Series ("BCS") through fiscal year 2010. These contracts provide the Company with the broadcast rights to certain national sporting events during their respective terms. The costs of these sports contracts are charged to expense based on the ratio of each period's operating profit to estimated total operating profit for the remaining term of the contract.

The profitability of these long-term national sports contracts is based on the Company's best estimates at June 30, 2008 of directly attributable revenues and costs; such estimates may change in the future and such changes may be significant. Should revenues decline from estimates applied at June 30, 2008, a loss may be recorded. Should revenues improve as compared to estimated revenues, the Company may have an improved operating profit related to the contract, which may be recognized over the estimated remaining contract term.

While the Company seeks to ensure compliance with federal indecency laws and related Federal Communications Commission ("FCC") regulations, the definition of "indecency" is subject to interpretation and there can be no assurance that the Company will not broadcast programming that is ultimately determined by the FCC to violate the prohibition against indecency. Such programming could subject the Company to regulatory review or investigation, fines, adverse publicity or other sanctions, including the loss of station licenses.

Direct Broadcast Satellite Television

The DBS segment's operations consist of SKY Italia, which provides basic and premium programming services via satellite and broadband directly to subscribers in Italy. SKY Italia derives revenues principally from subscriber fees. The Company believes that the quality and variety of video, audio and interactive programming, quality of picture, access to service, customer service and price are the key elements for gaining and maintaining market share. SKY Italia's competition includes companies that offer video, audio, interactive programming, telephony, data and other information and entertainment services, including broadband Internet providers, digital terrestrial transmission ("DTT") services, wireless companies and companies that are developing new media technologies. The Company is currently prohibited from providing a pay DTT service under regulations of the European Commission.

SKY Italia's most significant operating expenses are those related to the acquisition of entertainment, movie and sports programming and subscribers and the production and technical expenses related to operating the technical facilities. Operating expenses related to sports programming are generally recognized over the course of the related sport season, which may cause fluctuations in the operating results of this segment.

Magazines and Inserts

The Magazine and Inserts segment derives revenues from the sale of advertising space in free-standing inserts, in-store marketing products and services, promotional advertising, subscriptions and production fees. Adverse changes in general market conditions for advertising may affect revenues. Operating expenses for the Magazine and Inserts segment include paper, promotional, printing, retail commissions, distribution and production costs. Selling, general and administrative expenses include salaries, employee benefits, rent and other routine overhead.

Newspapers and Information Services

The Newspapers and Information Services segment derives revenues primarily from the sale of advertising space, the sale of published newspapers, and subscriptions. Adverse changes in general market conditions for advertising may affect revenues. Circulation revenues can be greatly affected by changes in competitors' cover prices and by promotional activities.

Operating expenses for the Newspapers and Information Services segment include costs related to newsprint, ink, printing costs and editorial content. Selling, general and administrative expenses include salaries, employee benefits, rent and other routine overhead.

The Newspapers and Information Services segment's advertising volume, circulation and the price of newsprint are the key uncertainties whose fluctuations can have a material effect on the Company's operating results and cash flow. The Company has to anticipate the level of advertising volume, circulation and newsprint prices in managing its businesses to maximize operating profit during expanding and contracting economic cycles. Newsprint is a basic commodity and its price is sensitive to the balance of supply and demand. The Company's costs and expenses are affected by the cyclical increases and decreases in the price of newsprint. The newspapers published by the Company compete for readership and advertising with local and national newspapers and also compete with television, radio, Internet and other media alternatives in their respective locales. Competition for newspaper circulation is based on the news and editorial content of the newspaper, service, cover price and, from time to time, various promotions. The success of the newspapers published by the Company in competing with other newspapers and media for advertising depends upon advertisers' judgments as to the most effective use of their advertising budgets. Competition for advertising among newspapers is based upon circulation levels, readership levels, reader demographics, advertising rates and advertiser results. Such judgments are based on factors such as cost, availability of alternative media, circulation and quality of readership demographics. In recent years, the newspaper industry has experienced difficulty increasing circulation volume and revenues. This is due to, among other factors, increased competition from new media formats and sources, and shifting preferences among some consumers to receive all or a portion of their news from sources other than a newspaper.

The Newspapers and Information Services segment also derives revenue from the provision of subscriber-based information services and the licensing of products and content to third-parties. Losses in the number of subscribers for these information services may affect revenues. The information services provided by the Company also compete with other media sources (free and subscription- based) and new media formats. Licensing revenues depend on new and renewed customer contracts, and may be affected if the Company is unable to generate new licensing business or if existing customers renew for lesser amounts, terminate early or forego renewal.

The Company believes that competition from new media formats and sources and shifting consumer preferences will continue to pose challenges within the Newspapers and Information Services industries.

Book Publishing

The Book Publishing segment derives revenues from the sale of general and children's books in the United States and internationally. The revenues and operating results of the Book Publishing segment are significantly affected by the timing of the Company's releases and the number of its books in the marketplace. The book publishing marketplace is subject to increased periods of demand in the summer months and during the end-of-year holiday season. Each book is a separate and distinct product, and its financial success depends upon many factors, including public acceptance.

Major new title releases represent a significant portion of the Company's sales throughout the fiscal year. Consumer books are generally sold on a fully returnable basis, resulting in the return of unsold books. In the domestic and international markets, the Company is subject to global trends and local economic conditions.

Operating expenses for the Book Publishing segment include costs related to paper, printing, authors' royalties, editorial, art and design expenses. Selling, general and administrative expenses include promotional expenses, salaries, employee benefits, rent and other routine overhead.

Other

NDS

NDS supplies open end-to-end digital technology and services to digital pay-television platform operators and content providers. NDS technologies include conditional access and microprocessor security, broadcast and broadband stream management, set-top box and residential gateway middleware, electronic program guides, digital video recording technologies and interactive infrastructure and applications. NDS provides technologies and services supporting standard definition and high definition televisions and a variety of industry, Internet and Internet protocol standards, as well as technology for mobile devices. NDS' software systems, consultancy and systems integration services are focused on providing platform operators and content providers with technology to help them profit from the secure distribution of digital information and entertainment to consumer devices which incorporate various technologies supplied by NDS. Significant NDS expenses include smart card costs, royalties for the use of certain intellectual properties, salaries, employee benefits, travel, rent and other routine overhead.

FIM

The Company sells, through its FIM division, advertising, sponsorships and subscription services on the Company's various Internet properties. Significant FIM expenses include development costs, advertising and promotional expenses, salaries, employee benefits and other routine overhead. The Company's Internet properties include the social networking site MySpace.com, IGN.com, FOXsports.com, Scout.com, RottenTomatoes.com, Askmen.com and Photobucket.com. The Company also has a distribution agreement with Microsoft's MSN for FOXsports.com and a search technology and services agreement with Google.

News Outdoor

The Company sells, through its News Outdoor businesses, outdoor advertising space on various media, primarily in Russia and Eastern Europe. Significant expenses associated with the News Outdoor business include site lease costs, direct production, maintenance and installation expenses, salaries, employee benefits and other routine overhead. In June 2007, the Company announced its intention to explore strategic options for News Outdoor in connection with News Outdoor's continued development plans. The strategic options include, but are not limited to, exploring the opportunity to expand News Outdoor's existing shareholder group through new strategic and private equity partners. No agreement has yet been entered into with respect to these strategic options.

Other Business Developments

In December 2007, the Company completed the acquisition of Dow Jones pursuant to the Agreement and Plan of Merger, dated as of July 31, 2007, by and among the Company, Ruby Newco LLC, a wholly-owned subsidiary of the Company ("Ruby Newco"), Dow Jones & Company, Inc. ("Dow Jones") and Diamond Merger Sub Corporation, as amended (the "Merger Agreement"). Pursuant to the terms of the Merger Agreement, each outstanding share of Dow Jones common stock was converted into the right to receive, at the election of the holder, either (x) $60.00 in cash or (y) 2.8681 Class B common units of Ruby Newco. Each Class B common unit of Ruby Newco is convertible into a share of News Corporation Class A Common Stock. The consideration for the acquisition was approximately $5,700 million which consisted of: $5,150 million in cash, assumed net debt of approximately $330 million and approximately $200 million in equity instruments. The results of Dow Jones have been included in the Company's consolidated statements of operations from December 13, 2007, the date of acquisition.

In November 2007, Dow Jones announced that it would explore strategic alternatives for the Ottaway Community Newspapers (the "Ottaway Newspapers"), which the Company acquired as part of the Dow Jones transaction. In June 2008, the Company determined that it would not sell the Ottaway Newspapers.

In February 2008, the Company closed the transactions contemplated by the share exchange agreement (the "Share Exchange Agreement") with Liberty Media Corporation ("Liberty"). Pursuant to the terms of the Share Exchange Agreement, Liberty exchanged its entire interest in the Company's common stock (approximately 325 million shares of Class A Common Stock and 188 million shares of Class B Common Stock) for 100% of the stock of a wholly owned subsidiary whose holdings consisted of the Company's approximate 41% interest (approximately 470 million shares) in The DIRECTV Group, Inc. ("DIRECTV") constituting the Company's entire interest in DIRECTV, three of the Company's Regional Sports Networks (FSN Northwest, FSN Pittsburgh and FSN Rocky Mountain) (the "Three RSNs") and approximately $625 million in cash (the "Exchange"). The Exchange resulted in the divestiture of the Company's entire interest in DIRECTV and the Three RSNs to Liberty. A tax-free gain of $1.7 billion on the Exchange was recognized in Other, net in the consolidated statements of operations for the fiscal year ended June 30, 2008. Upon the closing of the Exchange, the Company entered into a non-competition agreement with DIRECTV and non-competition agreements with each of the Three RSNs, in each case, restricting its right to compete for a period of four years with DIRECTV and the Three RSNs in the respective regions in which such entities were operating on the closing date of the Share Exchange Agreement.

In May 2008, the Company disposed of its entire interest (approximately 41%) in Gemstar-TV Guide International Inc.'s ("Gemstar") common stock in exchange for a cash payment of approximately $637 million and approximately 19 million shares of Macrovision Solutions Corporation ("Macrovision") common stock. The Company sold all of its shares of Macrovision common stock in June 2008. The Company recorded a net gain of approximately $112 million on the disposals which is included in Other, net in the consolidated statements of operations.

During fiscal 2008, the Company, through a series of transactions, acquired a 25% ownership interest in Premiere AG for cash consideration of approximately $666 million.

In June 2008, the Company announced that it and two newly incorporated companies formed by funds advised by Permira Advisers LLP ("the Permira Newcos") proposed a transaction to an independent committee of the NDS board of directors, which would result in NDS ceasing to be a public company, and the Permira Newcos and the Company owning 51% and 49% of NDS' outstanding equity, respectively. On August 5, 2008, NDS announced that the independent committee reached an agreement in principle with the Company and the Permira Newcos on a price at which they would acquire all the issued and outstanding NDS Series A ordinary shares, including those represented by American Depositary Shares traded on The NASDAQ Stock Exchange, for per share consideration of $63 in cash. As part of this transaction, approximately 68% of the NDS Series B ordinary shares held by News Corporation would be cancelled in exchange for $63 per share in a mix of approximately $1.5 billion in cash and a $242 million note. The transaction is subject to negotiation and execution of final legal documentation, and is also conditioned upon approval by the holders of NDS' Series A ordinary shares, court approval, the receipt of certain regulatory approvals and other customary closing conditions. There can be no assurance that the parties will enter into final legal documentation or that any transaction will be consummated.

In July 2008, the Company completed the sale of eight of the Company's owned and operated FOX affiliate television stations to an indirect, wholly owned subsidiary of Oak Hill Capital Partners III, L.P. for approximately $1.1 billion in cash. The stations included: WJW in Cleveland, OH; KDVR in Denver, CO; KTVI in St. Louis, MO; WDAF in Kansas City, MO; WITI in Milwaukee, WI; KSTU in Salt Lake City, UT; WBRC in Birmingham, AL; and WGHP in Greensboro, NC.

Results of Operations

Results of Operations—Fiscal 2008 versus Fiscal 2007

The following table sets forth the Company's operating results for fiscal 2008 as compared to fiscal 2007.

For the years ended June 30,	2008	2007	Change	% Change
	($ millions)			
Revenues	$32,996	$28,655	$4,341	15%
Expenses:				
Operating	20,531	18,645	1,886	10%
Selling, general and administrative	5,984	4,655	1,329	29%
Depreciation and amortization	1,207	879	328	37%
Other operating (income) charges	(107)	24	(131)	**
Total operating income	5,381	4,452	929	21%
Equity earnings of affiliates	327	1,019	(692)	(68)%
Interest expense, net	(926)	(843)	(83)	10%
Interest income	246	319	(73)	(23)%
Other, net	2,293	359	1,934	**
Income before income tax expense and minority interest in subsidiaries	7,321	5,306	2,015	38%
Income tax expense	(1,803)	(1,814)	11	(1)%
Minority interest in subsidiaries, net of tax	(131)	(66)	(65)	98%
Net income	$ 5,387	$ 3,426	$ 1,961	57%
Diluted earnings per share from continuing operations (1)	$ 1.81	$ 1.08	$ 0.73	68%

** not meaningful

(1) Represents earnings per share based on the total weighted average shares outstanding (Class A Common Stock and Class B Common Stock combined) for the fiscal years ended June 30, 2008 and 2007. During fiscal 2007, Class A Common Stock carried rights to a greater dividend than Class B Common Stock. Subsequent to the final fiscal 2007 dividend, shares of Class A Common Stock ceased to carry any rights to a greater dividend than shares of Class B Common Stock. See Note 19 to the Consolidated Financial Statements of News Corporation.

Overview—The Company's revenues increased 15% for the fiscal year ended June 30, 2008 as compared to the fiscal year ended June 30, 2007. The impact of foreign currency translations represented 4% of the revenue increase for the fiscal year ended June 30, 2008. The remaining increase was primarily due to revenue increases at the Newspapers and Information Services, Cable Network Programming, DBS and Other segments. The increase at the Newspapers and Information Services segment was primarily due to the inclusion of revenue from Dow Jones, which was acquired in December 2007. The Cable Network Programming segment increase was primarily due to the consolidation of the National Geographic channels and higher net affiliate revenues. The increase at the DBS segment was primarily due to an increase in subscribers during fiscal 2008. The Other segment increase was primarily due to increased revenue from FIM.

Operating expenses for the fiscal year ended June 30, 2008 increased 10% as compared to the fiscal year ended June 30, 2007. The increase was primarily due to incremental costs from acquisitions, the launch of new businesses, higher sports programming costs at the Television segment due to the broadcast of the Super Bowl which was not broadcast on FOX in fiscal 2007 and foreign exchange movements at the DBS and Newspapers and Information Services segments. The increase in operating expenses was partially offset by the absence of expenses related to the International Cricket Council ("ICC") Cricket World Cup that were included in fiscal 2007 and lower amortization and production costs due to the Writer's Guild of America strike in fiscal 2008.

Selling, general and administrative expenses for fiscal year ended June 30, 2008 increased approximately 29% as compared to fiscal 2007. This increase was primarily due to incremental expenses related to acquisitions, the launch of new businesses, increased employee costs and foreign exchange movements at the Newspapers and Information Services and DBS segments.

Depreciation and amortization increased 37% for the fiscal year ended June 30, 2008 as compared to the fiscal year ended June 30, 2007. The increase in depreciation and amortization was primarily due to the depreciation of additional property and equipment acquired through acquisitions, higher amortization of finite lived intangible assets due to acquisitions, additional property, plant and equipment placed into service and the impact of foreign exchange movements at the Newspapers and Information Services and DBS segments. Also contributing to the increased depreciation and amortization in the fiscal year ended June 30, 2008 was higher accelerated depreciation at the Newspapers and Information Services segment as compared to the fiscal year ended June 30, 2007.

Operating income increased 21% for the fiscal year ended June 30, 2008 as compared to fiscal 2007, primarily due to increased Operating income at the DBS, Cable Network Programming, Television, Newspapers and Information Services and Other segments. The impact of foreign currency translations represented 4% of the Operating income increase for the fiscal year ended June 30, 2008. In addition, Operating income for the fiscal year ended June 30, 2008 benefited from a net gain of $126 million on the disposal of a parcel of land in the United Kingdom which was included in Other operating (income) charges in the consolidated statements of operations.

Equity earnings of affiliates—Equity earnings of affiliates decreased $692 million for the fiscal year ended June 30, 2008 as compared to the fiscal year ended June 30, 2007. The decrease was primarily a result of lower contributions from British Sky Broadcasting Group plc ("BSkyB") due to a write-down of its ITV plc investment in the fiscal year ended June 30, 2008. The Company's portion of the ITV plc write-down was $485 million in the fiscal year ended June 30, 2008. Also contributing to the decrease in earnings from equity affiliates was lower contributions from DIRECTV due to the exchange of the Company's entire interest in DIRECTV to Liberty on February 27, 2008 as part of the Share Exchange Agreement. (See Note 3—Acquisitions, Disposals and Other Transactions to the accompanying Consolidated Financial Statements of News Corporation)

For the years ended June 30,	2008	2007	Change	% Change
	($ millions)			
The Company's share of equity earnings of affiliates principally consists of:				
DBS equity affiliates	$138	$ 844	$(706)	(84)%
Cable channel equity affiliates	98	98	–	–
Other equity affiliates	91	77	14	18%
Total equity earnings of affiliates	$327	$1,019	$(692)	(68)%

Interest expense, net—Interest expense, net increased $83 million for the fiscal year ended June 30, 2008 as compared to the fiscal year ended June 30, 2007, primarily due to the issuance of $1 billion 6.15% Senior Notes due 2037 in March 2007 and $1.25 billion 6.65% Senior Notes due 2037 in November 2007. This increase was partially offset by the retirement of the Company's $350 million 6.625% Senior Notes due January 2008.

Interest income—Interest income decreased $73 million for the fiscal year ended June 30, 2008 as compared to the fiscal year ended June 30, 2007, primarily as a result of lower average cash balances principally due to cash used in the acquisition of Dow Jones.

Other, net—

For the years ended June 30,	2008	2007
	(in millions)	
Gain on Share Exchange Agreement (a)	$1,676	$ –
Gain on sale of Fox Sports Net Bay Area (b)	208	–
Gain on sale of China Network Systems (b)	133	–
Gain on sale of Gemstar (b)	112	–
Gain on sale of Sky Brasil (b)	–	261
Gain on sale of Phoenix Satellite Television Holdings Limited (b)	–	136
Termination of participation rights agreement (a)	–	97
Impairment of cost based investments (b)	(125)	(2)
Change in fair value of exchangeable securities (c)	307	(126)
Other	(18)	(7)
Total Other, net	$2,293	$ 359

(a) See Note 3 to the Consolidated Financial Statements of News Corporation.
(b) See Note 6 to the Consolidated Financial Statements of News Corporation.
(c) The Company has certain outstanding exchangeable debt securities which contain embedded derivatives. Pursuant to Statement of Financial Accounting Standards ("SFAS") SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), these embedded derivatives require separate accounting and, as such, changes in their fair value are recognized in Other, net. A significant variance in the price of the underlying stock could have a material impact on the operating results of the Company. See Note 10 to the Consolidated Financial Statements of News Corporation.

Income tax expense—The effective tax rate for the fiscal year ended June 30, 2008 was 25%, which was lower than the statutory rate and the effective tax rate of 34% in the fiscal year ended June 30, 2007. The lower rate in the current fiscal year was due to the closing of the tax-free Exchange and the reversal of previously deferred tax liabilities for DIRECTV and the Three RSNs. The Exchange was treated as a tax-free split-off in accordance with Section 355 of the Internal Revenue Code of 1986, as amended, and, as a result, no income tax provision was recorded against the gain recorded on the transaction.

Minority interest in subsidiaries, net of tax—Minority interest expense increased $65 million for the fiscal year ended June 30, 2008 as compared to the fiscal year ended June 30, 2007. The increase was primarily due to the minority interest associated with National Geographic

Channel (US), which was consolidated beginning in October 2007, and the international National Geographic entities, which were consolidated beginning in January 2007.

Net income—Net income increased 57% for the fiscal year ended June 30, 2008 as compared to the fiscal year ended June 30, 2007. The increase in Net income was primarily due to an increase in Other, net resulting from the gain recorded on the closing of the Exchange, as well as the operating income increases noted above. These increases were partially offset by decreased earnings from equity affiliates and increased interest expense noted above.

Segment Analysis:

The following table sets forth the Company's revenues and operating income by segment for fiscal 2008 as compared to fiscal 2007.

For the years ended June 30,	2008	2007	Change	% Change
		($ millions)		
Revenues:				
Filmed Entertainment	$ 6,699	$ 6,734	$ (35)	(1)%
Television	5,807	5,705	102	2%
Cable Network Programming	4,993	3,902	1,091	28%
Direct Broadcast Satellite Television	3,749	3,076	673	22%
Magazines and Inserts	1,124	1,119	5	**
Newspapers and Information Services	6,248	4,486	1,762	39%
Book Publishing	1,388	1,347	41	3%
Other	2,988	2,286	702	31%
Total revenues	$32,996	$28,655	$4,341	15%
Operating income (loss):				
Filmed Entertainment	$ 1,246	$ 1,225	$ 21	2%
Television	1,126	962	164	17%
Cable Network Programming	1,269	1,090	179	16%
Direct Broadcast Satellite Television	419	221	198	90%
Magazines and Inserts	352	335	17	5%
Newspapers and Information Services	767	653	114	17%
Book Publishing	160	159	1	1%
Other	42	(193)	235	**
Total operating income	$ 5,381	$ 4,452	$ 929	21%

** not meaningful

Filmed Entertainment (20% and 23% of the Company's consolidated revenues in fiscal 2008 and 2007, respectively)

For the fiscal year ended June 30, 2008, revenues at the Filmed Entertainment segment decreased $35 million, or 1%, as compared to fiscal 2007. The revenue decrease was primarily due to a decrease in worldwide home entertainment revenues as the fiscal year ended June 30, 2007 included the successful worldwide home entertainment performance of *Ice Age: The Meltdown* with no comparable release in fiscal 2008. This decrease was partially offset by higher worldwide theatrical revenues. The fiscal year ended June 30, 2008 included the successful worldwide theatrical and home entertainment performances of *The Simpsons Movie*, *Alvin and the Chipmunks*, *Live Free or Die Hard*, *Juno*, and *Fantastic Four: Rise of the Silver Surfer*. Also included in fiscal 2008 were the theatrical releases of *What Happens in Vegas*, *The Happening*, *Horton Hears a Who!* and their related initial releasing costs, as well as the costs relating to the theatrical release of *Meet Dave* which was released subsequent to June 30, 2008. Additional titles contributing to fiscal year ended June 30, 2008 were the worldwide home entertainment and pay television performances of *Night at the Museum*, *Borat: Cultural Learnings of America for Make Benefit Glorious Nation of Kazakhstan* and *Eragon*. The fiscal year ended June 30, 2007 included the initial releasing costs of *Live Free or Die Hard*, as well as the successful theatrical and home entertainment performances of *Night at the Museum*, *Devil Wears Prada*, *Borat: Cultural Learnings of America for Make Benefit Glorious Nation of Kazakhstan* and *Fantastic Four: Rise of the Silver Surfer*. Also contributing to fiscal year ended June 30, 2007 was the worldwide home entertainment and pay television performance of *Ice Age: The Meltdown*, *X-Men: The Last Stand* and *Walk the Line*.

For the fiscal year ended June 30, 2008, the Filmed Entertainment segment's Operating income increased $21 million, or 2%, as compared to fiscal 2007. The increase was primarily due to lower releasing and production costs partially offset by the revenue decrease noted above.

Television (18% and 20% of the Company's consolidated revenues in fiscal 2008 and 2007, respectively)

For the fiscal year ended June 30, 2008, Television segment revenues increased $102 million, or 2%, as compared to fiscal 2007. The Television segment reported an increase in Operating income for the fiscal year ended June 30, 2008 of $164 million, or 17%, as compared to fiscal 2007.

Revenues for the fiscal year ended June 30, 2008 at the Company's U.S. television operations increased 1% as compared to fiscal 2007. The increase was primarily due to increased advertising revenues from the broadcast of the Super Bowl, which was not broadcast on FOX in fiscal 2007 and higher advertising revenues due to higher pricing for the broadcast of NFL games and higher pricing during FOX prime-time. These revenue increases were partially offset by reduced coverage of the MLB post-season, lower ratings as a result of the absence of several programs due to the Writer's Guild of America strike in fiscal 2008, as well as a decrease in automotive, political, movies and telecommunication advertising revenues at the Company's television stations. Operating income for the fiscal year ended June 30, 2008 at the Company's U.S. television operations increased 19% as compared to fiscal 2007. The increase in Operating income was a result of the revenue increases noted above, as well as improved operating results at MyNetworkTV due to lower programming costs. Also contributing to the increase in Operating income for the fiscal year ended June 30, 2008 was the absence of the costs associated with reduced coverage of the MLB post-season and lower programming costs associated with the Writer's Guild of America strike. The increases noted above were partially offset by increased sports programming costs due to the broadcast of the Super Bowl.

Revenues for the fiscal year ended June 30, 2008 at the Company's international television operations increased as compared to fiscal 2007. The increase was primarily due to higher advertising revenues in India and higher subscription revenues. Operating income at the Company's international television operations decreased for the fiscal year ended June 30, 2008 as compared to fiscal 2007, primarily due to increased programming costs, which were partially offset by the revenue increases noted above.

Cable Network Programming (15% and 13% of the Company's consolidated revenues in fiscal 2008 and 2007, respectively)

For the fiscal year ended June 30, 2008, revenues at the Cable Network Programming segment increased $1.1 billion, or 28%, as compared to fiscal 2007. This increase was driven by higher net affiliate and advertising revenues at Fox News, FX, and the Company's international cable channels as well as affiliate revenue growth at the RSNs. Also contributing to the revenue growth was incremental revenues of $356 million for the fiscal year ended June 30, 2008 due to the consolidation of the National Geographic channels.

For the fiscal year ended June 30, 2008, Fox News' revenues increased 21% as compared to fiscal 2007, primarily due to an increase in net affiliate and advertising revenues. Net affiliate revenues increased 44% primarily due to higher average rates per subscriber and lower cable distribution amortization as compared to fiscal 2007. Advertising revenues increased 7% as compared to fiscal 2007 due to higher volume and higher pricing. As of June 30, 2008, Fox News reached approximately 93 million Nielsen households.

FX's revenues increased 10% for the fiscal year ended June 30, 2008 as compared to fiscal 2007, driven by net affiliate and advertising revenue increases. Net affiliate revenues increased 10% for the fiscal year ended June 30, 2008 as a result of an increase in average rate per subscriber and the number of subscribers. Advertising revenues for the fiscal year ended June 30, 2008 increased 6% as compared to fiscal 2007 due to higher pricing and volume. As of June 30, 2008, FX reached approximately 93 million Nielsen households.

The RSNs' revenues increased 10% for the fiscal year ended June 30, 2008 as compared to fiscal 2007, primarily due to increases in net affiliate revenues, partially offset by lower advertising revenue. During the fiscal year ended June 30, 2008, net affiliate revenues increased 13% as compared to fiscal 2007, primarily due to higher affiliate rates and a higher number of subscribers. Advertising revenue during the fiscal year ended June 30, 2008 decreased 3% as compared to fiscal 2007, primarily due to the divestiture of three RSN's to Liberty.

The Company's international cable channels' revenues increased for the fiscal year ended June 30, 2008 as compared to fiscal 2007, primarily due to the consolidation of NGC Network Europe LLC ("NGC Europe") which was not consolidated in fiscal 2007. Also contributing to the increase was improved advertising sales and subscriber growth at the other FIC channels.

For the fiscal year ended June 30, 2008, Operating income at the Cable Network Programming segment increased $179 million, or 16%, as compared to fiscal 2007, primarily due to the increases in revenues noted above. The revenue increases were partially offset by a $912 million increase in operating expenses during the fiscal year ended June 30, 2008 as compared to fiscal 2007. The increases in operating expenses were primarily due to increased programming costs resulting from higher entertainment programming costs from movies, syndicated and original shows and the additional costs associated with the launches of the Big Ten Network and Fox Business Network in fiscal 2008. The launches of the Big Ten Network and Fox Business Network resulted in approximately $160 million in operating losses for the fiscal year ended June 30, 2008. The consolidation of the National Geographic channels resulted in incremental Operating income of approximately $87 million for the fiscal year ended June 30, 2008. Also contributing to the increased expenses were higher Selling, general and administrative expenses during the fiscal year ended June 30, 2008, primarily due to the launch of the new channels.

Direct Broadcast Satellite Television (11% of the Company's consolidated revenues in fiscal 2008 and 2007)

For the fiscal year ended June 30, 2008, SKY Italia revenues increased $673 million, or 22%, as compared to fiscal 2007. This revenue growth was primarily driven by a net increase of approximately 366,000 in subscribers during fiscal 2008, which increased SKY Italia's total subscriber base to almost 4.6 million at June 30, 2008. The total churn for the fiscal year ended June 30, 2008 was approximately 429,000 subscribers on an average subscriber base of 4.4 million, as compared to churn of approximately 423,000 subscribers on an average subscriber base of 4.0 million in fiscal 2007. Subscriber churn for the period represents the number of SKY Italia subscribers whose service was disconnected during the period. Also contributing to the increase in revenues was the weakening of the U.S. dollar which represented 12% of the increase in revenues for the fiscal year ended June 30, 2008.

Average revenue per subscriber ("ARPU") for the fiscal year ended June 30, 2008 was approximately €44, which was consistent with the ARPU for fiscal 2007. SKY Italia calculates ARPU by dividing total subscriber-related revenues for the period by the average subscribers for the period and dividing that amount by the number of months in the period. Subscriber-related revenues are comprised of total subscription revenue, pay-per-view revenue and equipment rental revenue for the period. Average subscribers are calculated for the respective periods by adding the beginning and ending subscribers for the period and dividing by two.

Subscriber acquisition costs per subscriber ("SAC") of approximately €260 in fiscal 2008 were consistent with that of fiscal 2007, as an increase in upfront activation fees paid by subscribers was substantially offset by an increase in sales commissions during fiscal 2008. SAC is calculated by dividing total subscriber acquisition costs for a period by the number of gross SKY Italia subscribers added during the period. Subscriber acquisition costs include the cost of the commissions paid to retailers and other distributors, the cost of equipment sold directly by SKY Italia to subscribers and the costs related to installation and acquisition advertising, net of any upfront activation fee. SKY Italia excludes the value of equipment capitalized under SKY Italia's equipment lease program, as well as payments and the value of returned equipment related to disconnected lease program subscribers from subscriber acquisition costs.

For the fiscal year ended June 30, 2008, SKY Italia's operating results improved by $198 million as compared to fiscal 2007. The increases were primarily due to the revenue increases noted above, partially offset by an increase in operating expenses. The increase in operating expenses was primarily due to higher fees paid for programming costs as a result of an increase in the number of subscribers, the addition of new channels, as well as an increased number of movie titles. For the fiscal year ended June 30, 2008, the weakening of the U.S. dollar represented 13% of the total improvement in operating results.

Magazines and Inserts (4% of the Company's consolidated revenues in fiscal 2008 and 2007)

For the fiscal year ended June 30, 2008, revenues at the Magazines and Inserts segment increased $5 million as compared to fiscal 2007. The increase in revenues primarily resulted from an increase in rates and volume of in-store marketing products, partially offset by reduced rates and volume of free-standing insert products.

For the fiscal year ended June 30, 2008, Operating income increased $17 million, or 5%, as compared to fiscal 2007. The increase was primarily due to the revenue increases noted above, as well as lower store commissions for in-store marketing products and lower production costs for free-standing insert products.

Newspapers and Information Services (19% and 16% of the Company's consolidated revenues in fiscal 2008 and 2007, respectively)

For the fiscal year ended June 30, 2008, revenues at the Newspapers and Information Services segment increased $1.8 billion, or 39%, as compared to fiscal 2007, primarily due to the inclusion of Dow Jones beginning December 13, 2007 and revenue growth in Australia and the United Kingdom. During fiscal 2008, the weakening of the U.S. dollar resulted in increases of approximately 7% in revenues as compared to fiscal 2007. Operating income for the fiscal year ended June 30, 2008 increased $114 million, or 17%, as compared to fiscal 2007, primarily due to the revenue growth noted above, partially offset by increased costs related to the printing presses upgrade in the United Kingdom, which was completed in fiscal 2008. Dow Jones contributed $1.1 billion of revenue and $45 million of Operating income, including $47 million of Dow Jones related purchase price adjustments, for the fiscal year ended June 30, 2008. During fiscal 2008, the weakening of the U.S. dollar resulted in increases of approximately 12% in Operating income as compared to fiscal 2007.

For the fiscal year ended June 30, 2008, the Australian newspapers' revenues increased 27% as compared to fiscal 2007, primarily due to higher advertising revenues, incremental revenues from the acquisition of the Federal Publishing Company's group of companies in April 2007 and favorable foreign exchange movements. Operating income for the fiscal year ended June 30, 2008 increased 28% as compared to fiscal 2007, primarily due to the revenue increases noted above which were partially offset by an increase in employee related costs.

For the fiscal year ended June 30, 2008, the UK newspapers' revenues increased 5% as compared to fiscal 2007, primarily due to favorable foreign exchange movements, as well as higher Internet revenues. Internet revenues increased primarily due to incremental revenues from acquisitions made in fiscal 2007 and higher Internet advertising revenues. Operating income decreased for the fiscal year ended June 30, 2008 as compared to fiscal 2007, primarily due to incremental accelerated depreciation of $45 million recorded for the printing presses and printing facilities that were replaced earlier than originally anticipated.

Book Publishing (4% and 5% of the Company's consolidated revenues in fiscal 2008 and 2007, respectively)

For the fiscal year ended June 30, 2008, revenues at Book Publishing segment increased $41 million, or 3%, from fiscal 2007, primarily due to distribution revenues earned on the final release of the *Harry Potter* series book published by Scholastic and the addition of a new distribution client during the fiscal year ended June 30, 2008. This increase was partially offset by lower revenue on *Lemony Snicket's Series of Unfortunate Events* titles. During the fiscal year ended June 30, 2008, HarperCollins had 165 titles on *The New York Times* Bestseller List with 14 titles reaching the number one position.

Operating income for the fiscal year ended June 30, 2008 was relatively consistent with Operating income for the fiscal year ended June 30, 2007 as the revenue increases noted above were offset by increased distribution, royalty and printing costs.

Other (9% and 8% of the Company's consolidated revenues in fiscal 2008 and 2007, respectively)

For the fiscal year ended June 30, 2008, revenues at the Other operating segment increased $702 million, or 31%, as compared to fiscal 2007, primarily due to incremental revenues received from the search technology and services agreement with Google and increased advertising revenues from FIM's Internet sites. The revenue increase was also driven by incremental revenues from the Jamba joint venture which was formed in January 2007, as well as higher revenues from NDS.

Operating results for the fiscal year ended June 30, 2008 increased $235 million as compared to fiscal 2007. The increase was primarily due to a gain of $126 million from the sale of a parcel of land the Company owned in the United Kingdom in June 2008 and due to the revenue increases noted above. The revenue increases at FIM were partially offset by higher costs due to increased development and technical activity, the domestic and international expansion of the business and costs associated with the launch of new business ventures. Also contributing to the increase in operating results was the absence of losses for the ICC Cricket World Cup included in fiscal 2007; however, this was offset by start up losses in conjunction with the Company's Eastern European broadcasting initiatives.

Results of Operations—Fiscal 2007 versus Fiscal 2006

The following table sets forth the Company's operating results for fiscal 2007 as compared to fiscal 2006.

For the years ended June 30,	2007	2006	Change	% Change
		($ millions)		
Revenues	$28,655	$25,327	$3,328	13%
Expenses:				
Operating	18,645	16,593	2,052	12%
Selling, general and administrative	4,655	3,982	673	17%
Depreciation and amortization	879	775	104	13%
Other operating charges	24	109	(85)	(78)%
Total operating income	4,452	3,868	584	15%
Equity earnings of affiliates	1,019	888	131	15%
Interest expense, net	(843)	(791)	(52)	7%
Interest income	319	246	73	30%
Other, net	359	194	165	85%
Income from continuing operations before income tax expense and minority interest in subsidiaries	5,306	4,405	901	20%
Income tax expense	(1,814)	(1,526)	(288)	19%
Minority interest in subsidiaries, net of tax	(66)	(67)	1	(1)%
Income from continuing operations	3,426	2,812	614	22%
Gain on disposition of discontinued operations, net of tax	–	515	(515)	**
Income before cumulative effect of accounting change	3,426	3,327	99	3%
Cumulative effect of accounting change, net of tax	–	(1,013)	1,013	**
Net income	$ 3,426	$ 2,314	$ 1,112	48%
Diluted earnings per share from continuing operations (1)	$ 1.08	$ 0.87	$ 0.21	24%

** not meaningful

(1) Represents earnings per share based on the total weighted average shares outstanding (Class A Common Stock and Class B Common Stock combined) for the fiscal years ended June 30, 2007 and 2006. Class A Common Stock carried rights to a greater dividend than Class B Common Stock through fiscal 2007. As such, net income available to the Company's stockholders is allocated between the Class A Common Stock and Class B Common Stock. Subsequent to the final fiscal 2007 dividend payment, shares of Class A Common Stock ceased to carry any rights to a greater dividend than shares of Class B Common Stock. See Note 19 to the Consolidated Financial Statements of News Corporation.

Overview—The Company's revenues in fiscal 2007 increased 13% as compared to fiscal 2006. The increase was primarily due to revenue increases at the Cable Network Programming, Filmed Entertainment, DBS, Newspapers and Information Services, Television and Other segments.

Operating expenses for the fiscal year end June 30, 2007 increased 12% from fiscal 2006, primarily due to higher sports programming rights at the DBS, Cable Network Programming, Television and Other segments. The increase in operating expenses was also due to higher amortization of production and participation costs and higher home entertainment manufacturing and marketing expenses at the Filmed Entertainment segment.

Selling, general and administrative expenses increased 17% in the fiscal year ended June 30, 2007 as compared to fiscal 2006, primarily due to increased personnel costs, higher costs relating to Internet activities and incremental costs resulting from acquisitions. Depreciation and amortization for fiscal 2007 increased 13% as compared to fiscal 2006, primarily resulting from acquisitions and additional plant and equipment placed into service.

Operating income increased 15% for the fiscal year ending June 30, 2007 as compared to fiscal 2006, primarily due to increased Operating income at the Cable Networks Programming, DBS, Newspapers and Information Services and Filmed Entertainment segments.

During the fiscal year ended June 30, 2007, the weakening of the U.S. dollar resulted in an increase of approximately 2% in both revenues and Operating income as compared to fiscal 2006.

Equity earnings of affiliates–Net earnings from equity affiliates increased $131 million for the fiscal year ended June 30, 2007 as compared to fiscal 2006. Fiscal 2007 reflected increased contributions from DIRECTV, resulting from subscriber growth and higher pricing, as well as lower expenses resulting from DIRECTV's set-top receiver lease program. These improvements were offset by the absence of equity earnings from Innova S. de R.L. de C.V. ("Innova") sold in February 2006 and Sky Brasil Servicos Ltda ("Sky Brasil") sold in August 2006 and increased costs at BSkyB associated with the launch of broadband.

For the years ended June 30,	2007	2006	Change	% Change
		($ millions)		
The Company's share of equity earnings of affiliates principally consists of:				
DBS equity affiliates	$ 844	$ 723	$ 121	17%
Cable channel equity affiliates	98	68	30	44%
Other equity affiliates	77	97	(20)	(21)%
Total equity earnings of affiliates	$1,019	$888	$ 131	15%

Interest expense, net–Interest expense, net for the fiscal year ended June 30, 2007 increased $52 million as compared to fiscal 2006, primarily due to the issuance of $1,150 million in 6.4% Senior Notes due 2035 in December 2005 and $1,000 million in 6.15% Senior Notes due 2037 in March 2007.

Interest income–Interest income for the fiscal year ended June 30, 2007 increased $73 million as compared to fiscal 2006, primarily resulting from higher cash balances during the period.

Other, net–

For the years ended June 30,	2007	2006
	(in millions)	
Gain on sale of Sky Brasil (a)	$ 261	$ –
Gain on sale of Phoenix Satellite Television Holdings Limited (b)	136	–
Termination of participation rights agreement (b)	97	–
Gain on sale of Innova (a)	–	206
Gain on sale of China Netcom Group Corporation (a)	–	52
Impairment of cost based investments (a)	(2)	(14)
Change in fair value of exchangeable securities (c)	(126)	(76)
Other	(7)	26
Total Other, net	$ 359	$ 194

(a) See Note 6 to the Consolidated Financial Statements of News Corporation.
(b) See Note 3 to the Consolidated Financial Statements of News Corporation.
(c) The Company has certain outstanding exchangeable debt securities which contain embedded derivatives. Pursuant to SFAS No. 133, these embedded derivatives are not designated as hedges and, as such, changes in their fair value are recognized in Other, net. A significant variance in the price of the underlying stock could have a material impact on the operating results of the Company. See Note 10 to the Consolidated Financial Statements of News Corporation.

Income tax expense–The effective tax rate for the fiscal year ended June 30, 2007 was 34% as compared to the effective tax rate for the fiscal year ended June 30, 2006 of 35% and a statutory rate of 35%. The lower effective rate for fiscal year ended June 30, 2007 was due to the realization of deferred tax assets on which valuation allowances had previously been recorded and the resolution of domestic and foreign income tax matters. During the fiscal year ended June 30, 2007, the occurrence of certain capital gain transactions and ordinary taxable income resulted in the utilization of existing capital loss carryforwards and net operating losses on which valuation allowances had been previously recorded.

Gain on disposition of discontinued operations, net of tax–During fiscal 2006, the Company sold its TSL Education Ltd. division ("TSL"), which primarily included *The Times Educational Supplement* publication in the United Kingdom, for cash consideration of approximately $395 million. In connection with this transaction, the Company recorded a gain of $381 million, net of tax of $0. Also in fiscal 2006, the Company sold Sky Radio Limited ("Sky Radio"), a commercial radio station group in the Netherlands and Germany, for cash consideration of approximately $215 million. In connection with this transaction, the Company recorded a gain of approximately $134 million, net of tax of $0. Both of these transactions are included in gain on disposition of discontinued operations in the consolidated statements of operations for the fiscal year ended June 30, 2006.

There was no provision for income taxes related to these transactions as any tax due was offset by a release of a valuation allowance that was applied to an existing deferred tax asset established for capital losses, which, because of the sale of TSL and Sky Radio, was utilized.

Cumulative effect of accounting change, net of tax—Effective July 1, 2005, the Company adopted Emerging Issues Task Force ("EITF") Topic No. D-108, "Use of the Residual Method to Value Acquired Assets Other Than Goodwill" ("EITF D-108"). EITF D-108 requires companies who have applied the residual value method in the valuation of acquired identifiable intangibles for purchase accounting and impairment testing to use a direct value method. As a result of the adoption, the Company recorded a charge of $1.6 billion ($1 billion net of tax, or ($0.33) per diluted share of Class A Common Stock and ($0.28) per diluted share of Class B Common Stock), to reduce the intangible balances attributable to its television stations' FCC licenses. This charge has been reflected as a cumulative effect of accounting change, net of tax in the consolidated statements of operations for the fiscal year ended June 30, 2006.

Net income—Net income increased $1,112 million for fiscal year ended June 30, 2007 as compared to fiscal 2006, primarily due to the absence of the Cumulative effect of accounting change recognized in fiscal 2006 and increases in Operating income, Equity earnings from affiliates and Other, net. The increase in net income was partially offset by the effect of the gains on sale of TSL and Sky Radio that were recorded during fiscal 2006, with no corresponding gains in fiscal 2007.

Segment Analysis:

The following table sets forth the Company's revenues and operating income by segment for fiscal 2007 as compared to fiscal 2006.

For the years ended June 30,	2007	2006	Change	% Change
	($ millions)			
Revenues:				
Filmed Entertainment	$ 6,734	$ 6,199	$ 535	9%
Television	5,705	5,334	371	7%
Cable Network Programming	3,902	3,358	544	16%
Direct Broadcast Satellite Television	3,076	2,542	534	21%
Magazines and Inserts	1,119	1,090	29	3%
Newspapers and Information Services	4,486	4,095	391	10%
Book Publishing	1,347	1,312	35	3%
Other	2,286	1,397	889	64%
Total revenues	$28,655	$25,327	$3,328	13%
Operating income (loss):				
Filmed Entertainment	$ 1,225	$ 1,092	$ 133	12%
Television	962	1,032	(70)	(7)%
Cable Network Programming	1,090	864	226	26%
Direct Broadcast Satellite Television	221	39	182	**
Magazines and Inserts	335	307	28	9%
Newspapers and Information Services	653	517	136	26%
Book Publishing	159	167	(8)	(5)%
Other	(193)	(150)	(43)	29%
Total operating income	$ 4,452	$ 3,868	$ 584	15%

** not meaningful

Filmed Entertainment (23% and 25% of the Company's consolidated revenues in fiscal 2007 and 2006, respectively)

For the fiscal year ended June 30, 2007, revenues at the Filmed Entertainment segment increased $535 million, or 9%, as compared to fiscal 2006. This increase was primarily due to an increase in worldwide home entertainment, pay television and free television revenues, partially offset by a decrease in worldwide theatrical revenues. The increase in home entertainment revenues for fiscal 2007 was primarily due to the worldwide release of previously strong theatrical titles, primarily driven by *Ice Age: The Meltdown, Night at the Museum, X-Men: The Last Stand, Borat: Cultural Learnings of America for Make Benefit Glorious Nation of Kazakhstan, The Devil Wears Prada* and *Eragon*. Fiscal 2006 worldwide home entertainment releases included *Fantastic Four, Walk the Line, Robots, Kingdom of Heaven* and *Hide & Seek*. The increases in worldwide pay television and free television revenues were primarily due to a stronger film lineup and more feature films available during fiscal 2007 and stronger revenues from the returning primetime series *Prison Break, Family Guy* and *My Name Is Earl*. Fiscal 2007 worldwide theatrical revenues were driven by the worldwide release of *Night at the Museum, Eragon, Borat: Cultural Learnings of America for Make Benefit Glorious Nation of Kazakhstan, The Devil Wears Prada* and *Fantastic Four: Rise of the Silver Surfer*. Fiscal 2006 theatrical releases included *Ice Age: The Meltdown, X-Men: The Last Stand, Fantastic Four, Walk the Line, Big Momma's House 2* and *Cheaper by the Dozen 2*.

Operating income at the Filmed Entertainment segment for fiscal 2007 increased $133 million, or 12%, as compared to fiscal 2006. The improvement was primarily due to the revenue increases noted above, which were partially offset by a $402 million increase in operating expenses resulting from higher releasing costs and higher amortization of production and participation costs directly associated with the increase in revenues noted above.

Television (20% and 21% of the Company's consolidated revenues in fiscal 2007 and 2006, respectively)

For the fiscal year ended June 30, 2007, Television segment revenues increased $371 million, or 7%, as compared to fiscal 2006. The Television segment reported a decrease in Operating income for the fiscal year ended June 30, 2007 of $70 million, or 7%, from fiscal 2006.

Revenues at the U.S. television operations increased for the fiscal year ended June 30, 2007 as compared to fiscal 2006. The increase was primarily due to the broadcasts of the BCS and NASCAR's Daytona 500 with no comparable events in fiscal 2006 and higher FOX prime-time advertising revenue due to higher pricing and additional commercial inventory sold. Also contributing to the increased advertising revenues was higher political advertising at the Company's television stations due to the November 2006 elections. The increase in revenue was partially offset by revenue decreases at the Company-owned MyNetworkTV affiliated stations. Operating income at the Company's U.S. television operations for the fiscal year ended June 30, 2007 decreased from fiscal 2006. The decrease in Operating income was a result of expenses associated with the first full year of MyNetworkTV which was launched in September 2006, higher sports programming costs related to the BCS, Daytona 500 and the new NFL contracts, partially offset by the increase in revenues noted above.

Revenues for the fiscal year ended June 30, 2007 at the Company's international television operations increased over fiscal 2006. The increase was primarily due to higher advertising revenues in India and higher subscription revenues. Operating income for the Company's international television operations decreased for the fiscal year ended June 30, 2007 as compared to fiscal 2006, primarily due to higher programming costs.

Cable Network Programming (13% of the Company's consolidated revenues in fiscal 2007 and 2006)

For the fiscal year ended June 30, 2007, revenues at the Cable Network Programming segment increased $544 million, or 16%, as compared to fiscal 2006. The increase was driven by higher net affiliate and advertising revenues at the RSNs, Fox News and FIC, as well as increased net affiliate revenues at FX.

The RSNs' revenues increased 12% for the fiscal year ended June 30, 2007 as compared to fiscal 2006, primarily due to net affiliate and advertising revenue increases. Net affiliate revenues increased 13% as compared to fiscal 2006, primarily due to higher average rates per subscriber and a higher number of subscribers, including those from the acquisition of SportSouth in May 2006. Advertising revenue increased 8% as compared to fiscal 2006, primarily due to additional revenues from the increased number of MLB and National Basketball Association ("NBA") games broadcasted.

Fox News' revenues increased 19% for the fiscal year ended June 30, 2007 as compared to fiscal 2006, primarily due to net affiliate and advertising revenue increases. Net affiliate revenues increased 55% for the fiscal year ended June 30, 2007, as a result of increases in average rates per subscriber and lower cable distribution amortization as compared to fiscal 2006. Advertising revenues for the fiscal year ended June 30, 2007 increased 2% as compared to fiscal 2006 due to higher pricing and higher volume. In addition, revenue from licensing fees contributed to the increase in fiscal 2007. As of June 30, 2007, Fox News reached approximately 92 million Nielsen households.

FX's revenues increased 4% for the fiscal year ended June 30, 2007 as compared to fiscal 2006, primarily due to an increase in net affiliate revenues. Net affiliate revenues increased 7% as compared to fiscal 2006, primarily due to an increase in the average rate per subscriber and in the number of subscribers. As of June 30, 2007, FX reached approximately 92 million Nielsen households.

Revenues at the Company's international cable channels increased 65% for the fiscal year ended June 30, 2007 as compared to fiscal 2006. The increases were primarily due to incremental revenues of $65 million from the consolidation of NGC Network International LLC ("NGC International") and NGC Network Latin America LLC ("NGC Latin America") beginning January 1, 2007, as well as improved advertising sales and subscriber growth at the other FIC channels.

The Cable Network Programming segment Operating income increased $226 million, or 26%, for the fiscal year ended June 30, 2007, as compared to fiscal 2006. This improvement in Operating income was primarily driven by the revenue increases noted above, partially offset by a $318 million increase in operating expenses primarily due to higher sports rights amortization mainly due to additional games and higher entertainment programming for new shows. Also contributing to the Operating income increase was $16 million of incremental Operating income from the consolidation of NGC International and NGC Latin America.

Direct Broadcast Satellite Television (11% and 10% of the Company's consolidated revenues in fiscal 2007 and 2006, respectively)

For the fiscal year ended June 30, 2007, SKY Italia's revenues increased $534 million, or 21%, as compared to fiscal 2006. This revenue growth was primarily driven by an increase in subscribers over fiscal 2006. During fiscal 2007, SKY Italia added approximately 368,000 net subscribers, which resulted in SKY Italia's subscriber base totaling almost 4.2 million at June 30, 2007. The total churn for the fiscal year ended June 30, 2007 was approximately 423,000 on an average subscriber base of approximately 4.0 million, as compared to churn of approximately 314,000 subscribers on an average subscriber base of approximately 3.6 million in fiscal 2006. Subscriber churn for the period represents the number of SKY Italia subscribers whose service was disconnected during the period. During the fiscal year ended June 30, 2007, the weakening of the U.S. dollar in relation to the Euro represented 7% of the increase in revenues.

SKY Italia's ARPU for the fiscal year ended June 30, 2007 was approximately €44 and was consistent with that of fiscal 2006.

SAC of approximately €260 in fiscal 2007 was consistent with that of fiscal 2006, primarily due to an increase in commissions being offset by lower average installation costs.

For the fiscal year ended June 30, 2007, Operating income at SKY Italia improved by $182 million as compared to fiscal 2006. The improvement in fiscal 2007 was primarily due to the revenue increases noted above, partially offset by higher programming costs due to the increased subscriber base, as well as higher sports rights amortization. During the fiscal year ended June 30, 2007, the weakening of the U.S. dollar in relation to the Euro represented 7% of the total improvement in operating results.

Magazines and Inserts (4% of the Company's consolidated revenues in fiscal 2007 and 2006)

For the fiscal year ended June 30, 2007, revenues at the Magazines and Inserts segment increased $29 million, or 3%, as compared to fiscal 2006. The increase in revenues primarily resulted from an increase in volume of in-store marketing and free-standing insert products, partially offset by lower rates for these products.

Operating income for the fiscal year ended June 30, 2007 increased $28 million, or 9%, as compared to fiscal 2006. The increase was primarily due to the revenue increases noted above, as well as lower printing costs.

Newspapers and Information Services (16% of the Company's consolidated revenues in fiscal 2007 and 2006)

For the fiscal year ended June 30, 2007, revenues at the Newspapers and Information Services segment increased $391 million, or 10%, as compared to fiscal 2006. Operating income increased $136 million, or 26%, for the fiscal year ended June 30, 2007 as compared to fiscal 2006. The weakening of the U.S. dollar resulted in approximately 7% of the increases in both revenues and Operating income for the fiscal year ended June 30, 2007 as compared to fiscal 2006.

For the fiscal year ended June 30, 2007, U.K. newspapers' revenues increased 9% as compared to fiscal 2006, primarily due to favorable foreign exchange movements and higher Internet revenues which were partially offset by lower circulation and advertising revenues. Operating income increased for the fiscal year ended June 30, 2007, as compared to fiscal 2006, primarily due to a higher redundancy provision in fiscal 2006. During the fiscal year ended June 30, 2006, the Company recorded a redundancy provision of approximately $109 million as compared with a $24 million provision recorded during fiscal 2007. The increase in Operating income was also a result of lower production costs due to decreased circulation and lower promotional costs, partially offset by higher operating costs associated with the launch of a free London newspaper, increased investment in Internet businesses and higher newsprint costs.

For the fiscal year ended June 30, 2007, Australian newspapers' revenues increased 10% as compared to fiscal 2006, primarily due to favorable foreign exchange movements, an increase in advertising revenues and incremental revenue from the acquisition of the Federal Publishing Company's group of companies in April 2007. Operating income increased 3% as compared to fiscal 2006, primarily due to the impact of favorable exchange rate movements, partially offset by higher employee and newsprint costs.

Book Publishing (5% of the Company's consolidated revenues in fiscal 2007 and 2006)

For the fiscal year ended June 30, 2007, revenues at the Book Publishing segment increased by $35 million, or 3%, from fiscal 2006, primarily due to strong sales on key titles, including *The Dangerous Book For Boys* by Conn and Hal Iggulden, *The Reagan Diaries* by Ronald Reagan, *The Children of Hurin* by J.R.R. Tolkien and *The Measure of a Man* by Sidney Poitier, partially offset by lower revenues from the successful children's title *The Chronicles of Narnia* by C.S. Lewis in the corresponding period of fiscal 2006. During the fiscal year ended June 30, 2007, HarperCollins had 128 titles on *The New York Times* Bestseller lists with 16 titles reaching the number one position.

Operating income for the fiscal year ended June 30, 2007 decreased $8 million, or 5%, as compared to fiscal 2006. The decrease was primarily due to lower sales of the highly profitable *The Chronicles of Narnia* which were included in fiscal 2006.

Other (8% and 6% of the Company's consolidated revenues in fiscal 2007 and 2006, respectively)

For the fiscal year ended June 30, 2007, revenues at the Other operating segment increased $889 million, or 64%, as compared to fiscal 2006. The increase was primarily driven by an increase in the number of active users and higher advertising revenues from FIM's Internet sites. The revenue increase was also driven by incremental revenues from acquisitions by FIM in October 2005 and from the Jamba joint venture which was formed in January 2007. Also contributing to the revenue increase was Global Cricket Corporation's sale of the broadcast and sponsorship rights of the ICC Cricket World Cup with no comparable event in fiscal 2006.

Operating results for the fiscal year ended June 30, 2007, decreased $43 million as compared to fiscal 2006, primarily due to a loss on the ICC Cricket World Cup which can be attributable to a shortfall in advertising and sponsorship revenue. This underperformance was due to the early elimination of two of the more popular teams from the competition, which resulted in matches among less well-known teams, significantly reducing the Company's advertising and sponsorship revenues. Also contributing to the decrease was higher employee costs and higher costs related to Internet initiatives. The decrease in operating results was partially offset by Operating income improvements of $83 million at FIM, primarily due to the revenue increases noted above.

Liquidity and Capital Resources

Current Financial Condition

The Company's principal source of liquidity is internally generated funds; however, the Company has access to the worldwide capital markets, a $2.25 billion revolving credit facility and various film co-production alternatives to supplement its cash flows. At June 30, 2008, no amounts were outstanding under the New Credit Agreement. Also, as of June 30, 2008, the Company had consolidated cash and cash equivalents of approximately $4.7 billion. The Company believes that cash flows from operations will be adequate for the Company to conduct its operations. The Company's internally generated funds are highly dependent upon the state of the advertising market and public acceptance of film and television products. Any significant decline in the advertising market or the performance of the Company's films could adversely impact its cash flows from operations which could require the Company to seek other sources of funds including proceeds from the sale of certain assets or other alternative sources.

The principal uses of cash that affect the Company's liquidity position include the following: investments in the production and distribution of new feature films and television programs; the acquisition of and payments for programming rights for entertainment and sports programming; paper purchases; operational expenditures, including employee costs; capital expenditures; interest expense; income tax payments; investments in associated entities; dividends; acquisitions; and stock repurchases.

The Company has evaluated, and expects to continue to evaluate, possible acquisitions and dispositions of certain businesses. Such transactions may be material and may involve cash, the Company's securities or the assumption of additional indebtedness.

Sources and Uses of Cash—Fiscal 2008 vs. Fiscal 2007

Net cash provided by operating activities for the fiscal years ended June 30, 2008 and 2007 is as follows (in millions):

Years Ended June 30,	2008	2007
Net cash provided by operating activities	$3,925	$4,110

The decrease in net cash provided by operating activities reflects higher tax payments, higher film production spending and additional payments made under the United Kingdom redundancy program. These decreases were partially offset by higher cash provided by operating activities primarily from the Television, Cable Network Programming and Newspapers and Information Services segments during the fiscal year ended June 30, 2008 as compared to fiscal 2007. The increase in the Television segment was due to higher receipts from the broadcast of the Super Bowl, which was not broadcast on FOX in fiscal 2007, and lower payments for programming. The increase at the Cable Network Programming segment reflects higher affiliate receipts, and the increase at the Newspapers and Information Services segment reflects higher advertising receipts at the Company's Australian newspapers.

Net cash used in investing activities for the fiscal years ended June 30, 2008 and 2007 is as follows (in millions):

Years Ended June 30,	2008	2007
Net cash used in investing activities	$(6,354)	$(2,076)

Net cash used in investing activities during the fiscal year ended June 30, 2008 was higher than fiscal 2007, primarily due to the Company's acquisitions of Dow Jones in December 2007 and of Photobucket in July 2007. The increase in cash used for acquisitions was partially offset by cash proceeds from the sale of the Company's investment in Gemstar in April 2008.

Net cash used in financing activities for the fiscal years ended June 30, 2008 and 2007 is as follows (in millions):

Years Ended June 30,	2008	2007
Net cash used in financing activities	$(636)	$(273)

The increase in net cash used in financing activities was primarily due to a decrease in cash receipts from borrowings, net of repayments, of $434 million, and a decrease in cash received from the issuance of shares. During fiscal 2008, the Company received net proceeds of $1,237 million from the issuance of $1,250 million 6.65% Senior Notes due 2037, in November 2007 and retired its $350 million 6.625% Senior Notes due 2008 and $225 million 3.875% notes due 2008, as well as $131 million in commercial paper assumed as part of the Dow Jones acquisition. The increase in net cash used in financing activities was partially offset by a reduction in cash used for share repurchases of $355 million in fiscal 2007.

The total dividends declared related to fiscal 2008 results were $0.12 per share of Class A Common Stock and Class B Common Stock. In August 2008, the Company declared the final dividend on fiscal 2008 results of $0.06 per share for Class A Common Stock and Class B Common Stock. This together with the interim dividend of $0.06 per share of Class A Common Stock and Class B Common Stock constitute the total dividend relating to fiscal 2008.

Based on the number of shares outstanding as of June 30, 2008, the total aggregate cash dividends expected to be paid to stockholders in fiscal 2009 is approximately $313 million.

Sources and Uses of Cash—Fiscal 2007 vs. Fiscal 2006

Net cash provided by operating activities for the fiscal years ended June 30, 2007 and 2006 is as follows (in millions):

Years Ended June 30,	2007	2006
Net cash provided by operating activities	$4,110	$3,257

The increase in net cash provided by operating activities reflects higher operating results and cash collections resulting primarily from an increased sale of home entertainment product at the Filmed Entertainment segment during the fiscal year ended June 30, 2007. These increases were offset by higher tax payments and higher sports rights. The higher sports rights payments reflect the renewal of several sports teams' local rights agreements, the addition of the BCS sports rights and higher international sports rights.

Net cash used in investing activities for the fiscal years ended June 30, 2007 and 2006 is as follows (in millions):

Years Ended June 30,	2007	2006
Net cash used in investing activities	$(2,076)	$(2,060)

Cash used in investing activities during fiscal 2007 was slightly higher than fiscal 2006 due to higher capital expenditures and increased investments. Partially offsetting this increase was a reduction in the total net cash used for acquisitions and dispositions.

The increase in capital expenditures was primarily due to the Company's continued investment in new printing plants in the United Kingdom and an increase in expenditures related to Internet initiatives. The decrease in cash used for acquisitions was primarily due to the acquisitions of Intermix Media, Inc. ("Intermix") and IGN Entertainment, Inc. ("IGN") during fiscal 2006.

Net cash used in financing activities for the fiscal years ended June 30, 2007 and 2006 is as follows (in millions):

Years Ended June 30,	2007	2006
Net cash used in financing activities	$(273)	$(1,932)

The decrease in net cash used in financing activities was primarily due to a reduction in share repurchases of approximately $733 million. During fiscal 2007, the Company repurchased 57.5 million shares for approximately $1.3 billion, as compared to repurchases of 125.3 million shares for approximately $2.0 billion in fiscal 2006. The decrease in net cash used in financing activities was also due to an increase in net borrowings of $704 million during fiscal 2007.

The total dividends declared related to fiscal 2007 results were $0.12 per share of Class A Common Stock and $0.10 per share of Class B Common Stock. In August 2007, the Company declared the final dividend on fiscal 2007 results of $0.06 per share for Class A Common Stock and $0.05 per share for Class B Common Stock. This, together with the interim dividend of $0.06 per share of Class A Common Stock and a dividend of $0.05 per share of Class B Common Stock, constitutes the total dividend relating to fiscal 2007.

Debt Instruments and Guarantees

Debt Instruments (1)

Years ended June 30,	2008	2007	2006
		(in millions)	
Borrowings			
Notes due November 2037	$1,237	$ –	$ –
Notes due March 2037	–	1,000	–
Notes due December 2035	–	–	1,133
Bank loans	7	187	26
All other	48	9	–
Total borrowings	$1,292	$ 1,196	$1,159
Repayments of borrowings			
Notes due January 2008	$ (350)	$ –	$ –
Notes due February 2008 (2)	(225)	–	–
Bank loans	–	(154)	(10)
Liquid Yield Option™ Notes	–	–	(831)
All other	(153)	(44)	(24)
Total repayment of borrowings	$ (728)	$ (198)	$(865)

(1) See Note 9 to the Consolidated Financial Statements of News Corporation for information with respect to borrowings.
(2) Debt acquired in the acquisition of Dow Jones. See Note 3 to the Consolidated Financial Statements of News Corporation.

LYONs
In February 2001, the Company issued Liquid Yield Option™ Notes ("LYONs") which pay no interest and had an aggregate principal amount at maturity of $1,515 million representing a yield of 3.5% per annum on the issue price. The holders may exchange the notes at any time into Class A Common Stock or, at the option of the Company, the cash equivalent thereof at a fixed exchange rate of 24.2966 shares of Class A Common Stock per $1,000 note. The LYONs are redeemable at the option of the holders on February 28, 2011 and February 28, 2016 at a price of $706.82 and $840.73, respectively. The Company, at its election, may satisfy the redemption amounts in cash, Class A Common Stock or any combination thereof. The Company can redeem the notes in cash at any time at specified redemption amounts.

On February 28, 2006, 92% of the LYONs were redeemed for cash at the specified redemption amount of $594.25 per LYON. Accordingly, the Company paid an aggregate of approximately $831 million to the holders of the LYONs that had exercised this redemption option. The pro-rata portion of unamortized deferred financing costs relating to the redeemed LYONs approximating $13 million was recognized and included in Other, net in the consolidated statements of operations for the fiscal year ended June 30, 2006.

Ratings of the Public Debt
The table below summarizes the Company's credit ratings as of June 30, 2008.

Rating Agency	Senior Debt	Outlook
Moody's	Baa 1	Stable
S&P	BBB+	Stable

Revolving Credit Agreement
On May 23, 2007, News America Incorporated ("NAI"), a subsidiary of the Company, terminated its existing $1.75 billion Revolving Credit Agreement (the "Prior Credit Agreement") and entered into a new Credit Agreement (the "New Credit Agreement"), among NAI as Borrower, the Company as Parent Guarantor, the lenders named therein (the "Lenders"), Citibank, N.A. as Administrative Agent and JPMorgan Chase Bank, N.A. as Syndication Agent. The New Credit Agreement consists of a $2.25 billion five-year unsecured revolving credit facility with a sublimit of $600 million available for the issuance of letters of credit. Borrowings are in U.S. dollars only, while letters of credit are issuable in U.S. dollars or Euros. The significant terms of the New Credit Agreement include, among others, the requirement that the Company maintain specific leverage ratios and limitations on secured indebtedness. The Company pays a facility fee of 0.08% regardless of facility usage. The Company pays interest of a margin over LIBOR for borrowings and a letter of credit fee of 0.27%. The Company is subject to additional fees of 0.05% if borrowings under the facility exceed 50% of the committed facility. The interest and fees are based on the Company's current debt rating. Under the New Credit Agreement, NAI may request an increase in the amount of the credit facility up to a maximum amount of $2.5 billion. The New Credit Agreement

is available for the general corporate purposes of NAI, the Company and its subsidiaries. The maturity date is in May 2012, however, NAI may request that the Lenders' commitments be renewed for up to two additional one year periods. At June 30, 2008, no amounts were outstanding under the New Credit Agreement.

Commitments and Guarantees

The Company has commitments under certain firm contractual arrangements ("firm commitments") to make future payments. These firm commitments secure the future rights to various assets and services to be used in the normal course of operations. The following table summarizes the Company's material firm commitments as of June 30, 2008.

As of June 30, 2008 Payments Due by Period	Total	1 year	2-3 years	4-5 years	After 5 years
			(in millions)		
Contracts for capital expenditure					
Land and buildings	$ 13	$ 13	$ –	$ –	$ –
Plant and machinery	229	222	5	2	–
Operating leases (a)					
Land and buildings	3,550	352	650	544	2,004
Plant and machinery	982	200	245	192	345
Other commitments					
Borrowings	11,819	281	261	528	10,749
Exchangeable securities	1,692	–	–	1,561	131
News America Marketing (b)	368	101	144	94	29
Sports programming rights (c)	16,866	3,072	4,555	3,327	5,912
Entertainment programming rights	3,799	1,843	1,476	272	208
Other commitments and contractual obligations (d)	2,665	659	823	585	598
Total commitments, borrowings and contractual obligations	$41,983	$6,743	$ 8,159	$7,105	$19,976

The Company also has certain contractual arrangements in relation to certain investees that would require the Company to make payments or provide funding if certain circumstances occur ("contingent guarantees"). The Company does not expect that these contingent guarantees will result in any material amounts being paid by the Company in the foreseeable future. The timing of the amounts presented in the table below reflect when the maximum contingent guarantees will expire and does not indicate that the Company expects to incur an obligation to make payments during that time frame.

	As of June 30, 2008				
	Total Amounts Committed	Amount of Guarantees Expiration Per Period			
Contingent guarantees:		1 year	2-3 years	4-5 years	After 5 years
			(in millions)		
Programming rights (e)	$502	$ 31	$162	$80	$229
Other	62	42	12	8	–
	$564	$73	$174	$88	$229

(a) The Company leases transponders, office facilities, warehouse facilities, equipment and microwave transmitters used to carry broadcast signals. These leases, which are classified as operating leases, expire at certain dates through fiscal 2090. In addition, the Company leases various printing plants, which leases expire at various dates through fiscal 2095.

(b) News America Marketing Group ("NAMG"), a leading provider of in-store marketing products and services primarily to consumer packaged goods manufacturers, enters into agreements with retailers to occupy space for the display of point of sale advertising.

(c) The Company's contract with MLB gives the Company rights to broadcast certain regular season and post season games, as well as exclusive rights to broadcast MLB's World Series and All-Star Game through the 2013 MLB season.

Under the Company's contract with NFL, remaining future minimum payments for program rights to broadcast certain football games are payable over the remaining term of the contract through fiscal 2012.

The Company's contracts with NASCAR give the Company rights to broadcast certain races and ancillary content through calendar year 2014.

Under the Company's contract with the BCS, remaining future minimum payments for program rights to broadcast the BCS are payable over the remaining term of the contract through fiscal 2010.

Under the Company's contract with the Big Ten Conference, remaining future minimum payments for program rights to broadcast certain Big Ten Conference sporting events are payable over the remaining term of the contract through fiscal 2032.

In addition, the Company has certain other local sports broadcasting rights.

(d) Includes obligations relating to third party printing contracts, television rating services, a distribution agreement and paper purchase obligations.

(e) A joint-venture in which the Company owns a 50% equity interest, entered into an agreement for global programming rights. Under the terms of the agreement, the Company and the other joint-venture partner have jointly guaranteed the programming rights obligation.

The table excludes the Company's pension, other postretirement benefits ("OPEB") obligations and the gross unrecognized tax benefits for uncertain tax positions. The Company made primarily voluntary contributions of $57 million and $67 million to its pension plans in fiscal 2008 and fiscal 2007, respectively. Future plan contributions are dependent upon actual plan asset returns and interest rates and statutory requirements. Assuming that actual plan asset returns are consistent with the Company's expected plan returns in fiscal 2009 and beyond, and that interest rates remain constant, the Company would not be required to make any material contributions to its U.S. pension plans for the immediate future. The Company expects to make a combination of voluntary contributions and statutory contributions of approximately $110 million to its pension plans in fiscal 2009. Payments due to participants under the Company's pension plans are primarily paid out of the underlying trusts. Payments due under the Company's OPEB plans are not required to be funded in advance, but are paid as medical costs are incurred by covered retiree populations, and are principally dependent upon the future cost of retiree medical benefits under the Company's pension plans. The Company expects its OPEB payments to approximate $17 million in fiscal 2009. See Note 16 to the Consolidated Financial Statements of News Corporation for further discussion of the Company's pension and OPEB plans.

The Company adopted Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48") as of the beginning of fiscal year 2008. As noted above, the table excludes any reserves for income taxes under FIN 48 as the Company is unable to reasonably predict the ultimate amount or timing of settlement of our reserves for income taxes.

Contingencies

The Company's wholly-owned subsidiary, News Outdoor owns and operates outdoor advertising companies and also owns approximately 73% of Media Support Services Limited ("MSS"), an outdoor advertising company in Russia. The minority stockholders of MSS had the right to sell a portion of their interests to News Outdoor during the first quarter of fiscal 2007 and exercised those rights. In certain limited circumstances, the minority stockholders of MSS have the right to sell, and News Outdoor has the right to purchase, the remaining minority interests at fair market value. The Company believes that the exercise of these sale rights, if any, will not have a material effect on its consolidated financial condition, future results of operations or liquidity. In June 2007, the Company announced its intention to explore strategic options for News Outdoor in connection with News Outdoor's continued development plans. These strategic options include, but are not limited to, exploring the opportunity to expand News Outdoor's existing shareholder group through new strategic and private equity partners. No agreement has yet been entered into with respect to any transaction.

Other than as disclosed in the notes to the accompanying Consolidated Financial Statements of News Corporation, the Company is party to several purchase and sale arrangements which become exercisable over the next ten years by the Company or the counter-party to the agreement. In the next twelve months, none of these arrangements that become exercisable are material. Purchase arrangements that are exercisable by the counter-party to the agreement, and that are outside the sole control of the Company are accounted for in accordance with EITF No. D-98 "Classification and Measurement of Redeemable Securities". Accordingly, the fair values of such purchase arrangements are classified in Minority interest liabilities.

The Company experiences routine litigation in the normal course of its business. The Company believes that none of its pending litigation will have a material adverse effect on its consolidated financial condition, future results of operations or liquidity.

The Company's operations are subject to tax in various domestic and international jurisdictions and as a matter of course, the Company is regularly audited by federal, state and foreign tax authorities. The Company believes it has appropriately accrued for the expected outcome of all pending tax matters and does not currently anticipate that the ultimate resolution of pending tax matters will have a material adverse effect on its consolidated financial condition, future results of operations or liquidity.

Critical Accounting Policies

An accounting policy is considered to be critical if it is important to the Company's financial condition and results and if it requires significant judgment and estimates on the part of management in its application. The development and selection of these critical accounting policies have been determined by management of the Company and the related disclosures have been reviewed with the Audit Committee of the Board. For a summary of all of the Company's significant accounting policies, see Note 2 to the Consolidated Financial Statements of News Corporation.

Use of Estimates

The preparation of the Company's consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts that are reported in the consolidated financial statements and accompanying disclosures. Although these estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from the estimates.

Revenue Recognition

Filmed Entertainment—Revenues from distribution of feature films are recognized in accordance with Statement of Position ("SOP") No. 00-2, "Accounting by Producers or Distributors of Films" ("SOP 00-2"). Revenues from the theatrical distribution of motion pictures are recognized as they are exhibited and revenues from home video and DVD sales, net of a reserve for estimated returns, together with related costs, are recognized on the date that video and DVD units are made widely available for sale by retailers and all Company-imposed restrictions on the sale of video and DVD units have expired. Revenues from television distribution are recognized when the motion picture or television program is made available to the licensee for broadcast.

Management bases its estimates of ultimate revenue for each film on the historical performance of similar films, incorporating factors such as the past box office record of the lead actors and actresses, the genre of the film, pre-release market research (including test market screenings) and the expected number of theaters in which the film will be released. Management updates such estimates based on information available on the actual results of each film through its life cycle.

License agreements for the broadcast of theatrical and television product in the broadcast network, syndicated television and cable television markets are routinely entered into in advance of their available date for broadcast. Cash received and amounts billed in connection with such contractual rights for which revenue is not yet recognizable is classified as deferred revenue. Because deferred revenue generally relates to contracts for the licensing of theatrical and television product which have already been produced, the recognition of revenue for such completed product is principally only dependent upon the commencement of the availability period for broadcast under the terms of the related licensing agreement.

Television, Cable Network Programming and Direct Broadcast Satellite—Advertising revenue is recognized as the commercials are aired, net of agency commissions. Subscriber fees received from subscribers, cable systems and DBS operators are recognized as revenue in the period that services are provided, net of amortization of cable distribution investments. The Company defers the cable distribution investments and amortizes the amounts on a straight-line basis over the contract period.

Filmed Entertainment and Television Programming Costs

Accounting for the production and distribution of motion pictures and television programming is in accordance with SOP 00-2, which requires management's judgment as it relates to total revenues to be received and costs to be incurred throughout the life of each program or its license period. These judgments are used to determine the amortization of capitalized filmed entertainment and television programming costs, the expensing of participation and residual costs associated with revenues earned and any fair value adjustments.

In accordance with SOP 00-2, the Company amortizes filmed entertainment and television programming costs using the individual-film-forecast method. Under the individual-film-forecast method, such programming costs are amortized for each film or television program in the ratio that current period actual revenue for such title bears to management's estimated remaining unrecognized ultimate revenue as of the beginning of the current fiscal year to be recognized over approximately a six year period or operating profits to be realized from all media and markets for such title. Management bases its estimates of ultimate revenue for each film on factors such as historical performance of similar films, the star power of the lead actors and actresses and once released actual results of each film. For each television program, management bases its estimates of ultimate revenue on the performance of the television programming in the initial markets, the existence of future firm commitments to sell additional episodes of the program and the past performance of similar television programs. Management regularly reviews, and revises when necessary, its total revenue estimates on a title-by-title basis, which may result in a change in the rate of amortization and/or a write down of the asset to fair value.

The costs of national sports contracts at FOX and for international sports rights agreements are charged to expense based on the ratio of each period's operating profit to estimated total remaining operating profit of the contract. Estimates of total operating profit can change and accordingly, are reviewed periodically and amortization is adjusted as necessary. Such changes in the future could be material.

The costs of local and regional sports contracts for a specified number of events, are amortized on an event-by-event basis while costs for local and regional sports contracts for a specified season, are amortized over the season on a straight-line basis.

Original cable programming is amortized on an accelerated basis. Management regularly reviews, and revises when necessary, its total revenue estimates on a contract basis, which may result in a change in the rate of amortization and/or a write down of the asset to fair value.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost and are depreciated on a straight-line method over the estimated useful lives of such assets. Changes in circumstances such as technological advances, changes to the Company's business model or capital strategy could result in the actual useful lives differing from the Company's estimates. In those cases where the Company determines that the useful life of buildings and equipment should be shortened, the Company would depreciate the asset over its revised remaining useful life thereby increasing depreciation expense.

Intangible Assets

The Company has a significant amount of intangible assets, including goodwill, FCC licenses, and other copyright products and trademarks. Intangible assets acquired in business combinations are recorded at their estimated fair market value at the date of acquisition. Goodwill is recorded as the difference between the cost of acquiring an entity and the estimated fair values assigned to its tangible and identifiable intangible net assets and is assigned to one or more reporting units for purposes of testing for impairment. The judgments made in determining the estimated fair value assigned to each class of intangible assets acquired, their reporting unit, as well as their useful lives can significantly impact net income.

The Company accounts for its business acquisitions under the purchase method of accounting. The total cost of acquisitions is allocated to the underlying net assets, based on their respective estimated fair values. The excess of the purchase price over the estimated fair values of the tangible net assets acquired is recorded as intangibles. Amounts recorded as goodwill are assigned to one or more reporting units. Determining the fair value of assets acquired and liabilities assumed requires management's judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, discount rates, asset lives and market multiples, among other items. Identifying reporting units and assigning goodwill thereto requires judgment involving the aggregation of business units with similar economic characteristics and the identification of existing business units that benefit from the acquired goodwill.

Carrying values of goodwill and intangible assets with indefinite lives are reviewed at least annually for possible impairment in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." The Company's impairment review is based on, among other methods, a discounted cash flow approach that requires significant management judgments. Impairment occurs when the carrying value of the reporting unit exceeds the discounted present value of the cash flows for that reporting unit. An impairment charge is recorded for the difference between the carrying value and the net present value of estimated future cash flows, which represents the estimated fair value of the asset. The Company uses its judgment in assessing whether assets may have become impaired between annual valuations. Indicators such as unexpected adverse economic factors, unanticipated technological change or competitive activities, loss of key personnel and acts by governments and courts, may signal that an asset has become impaired.

For all of its television station acquisitions through June 30, 2005, the Company utilized the "residual" method to estimate the fair value of the stations' FCC licenses. Effective July 1, 2005, the Company adopted EITF D-108. EITF D-108 requires companies who have applied the residual value method in the valuation of acquired identifiable intangibles for purchase accounting and impairment testing to now use a direct valuation method. The direct valuation method used for FCC licenses requires, among other inputs, the use of published industry data that are based on subjective judgments about future advertising revenues in the markets where the Company owns television stations. This method also involves the use of management's judgment in estimating an appropriate discount rate reflecting the risk of a market participant in the U.S. broadcast industry. The resulting fair values for FCC licenses are sensitive to these long-term assumptions and any variations to such assumptions could result in an impairment to existing carrying values in future periods and such impairment could be material.

Income Taxes

The Company is subject to income taxes in the U.S. and numerous foreign jurisdictions in which it operates. The Company computes its annual tax rate based on the statutory tax rates and tax planning opportunities available to it in the various jurisdictions in which it earns income. Tax laws are complex and subject to different interpretations by the taxpayer and respective governmental taxing authorities. Significant judgment is required in determining the Company's tax expense and in evaluating its tax positions including evaluating uncertainties under FIN 48.

The Company records valuation allowances to reduce deferred tax assets to the amount that is more likely than not to be realized. In making this assessment, management analyzes future taxable income, reversing temporary differences and ongoing tax planning strategies. Should a change in circumstances lead to a change in judgment about the realizability of deferred tax assets in future years, the Company would adjust related valuation allowances in the period that the change in circumstances occurs, along with a corresponding increase or charge to income.

Employee Costs

In June 2007, the Company adopted SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R)" ("SFAS No. 158"). SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the fiscal year in which the changes occur through comprehensive income. (See Note 16 to the Consolidated Financial Statements of News Corporation)

The following table summarizes the incremental effects of the initial adoption of SFAS No. 158 on the Company's consolidated balance sheet as of June 30, 2007:

	Before application of SFAS No. 158	SFAS No. 158 adjustment	After application of SFAS No. 158
		(in millions)	
Intangible assets	$ 11,710	$ (7)	$ 11,703
Other non-current assets	1,096	(274)	822
Total assets	62,624	(281)	62,343
Other liabilities	3,301	18	3,319
Deferred income taxes	5,999	(100)	5,899
Total stockholders' equity	33,121	(199)	32,922
Total liabilities and stockholders' equity	62,624	(281)	62,343

The Company maintains defined benefit pension plans covering a significant number of its employees and retirees. The primary plans have been closed to employees hired after January 1, 2008. For financial reporting purposes, net periodic pension expense (income) is calculated based upon a number of actuarial assumptions, including a discount rate for plan obligations and an expected rate of return on plan assets. The Company considers current market conditions, including changes in investment returns and interest rates, in making these assumptions. In developing the expected long-term rate of return, the Company considered the pension portfolio's past average rate of returns, and future return expectations of the various asset classes. The expected long-term rate of return is based on an asset allocation assumption of 58% equities, 39% fixed-income securities and 3% in all other investments.

The discount rate reflects the market rate for high-quality fixed-income investments on the Company's annual measurement date of June 30 and is subject to change each fiscal year. The discount rate assumptions used to account for pension and other postretirement benefit plans reflect the rates at which the benefit obligations could be effectively settled. The rate was determined by matching our expected benefit payments for the primary plans to a hypothetical yield curve developed using a portfolio of several hundred high quality non-callable corporate bonds.

The key assumptions used in developing the Company's fiscal 2008, 2007 and 2006 net periodic pension expense (income) for its plans consists of the following:

	2008	2007	2006
		($ in millions)	
Discount rate used to determine net periodic benefit cost	6.0%	5.9%	5.1%
Assets:			
Expected rate of return	7.0%	7.0%	7.5%
Expected return	$ 166	$ 135	$122
Actual return	$ (140)	$232	$186
(Loss)/Gain	$(306)	$ 97	$ 64
One year actual return	(4.4)%	12.3%	11.1%
Five year actual return	8.2%	9.0%	4.7%

The weighted average discount rate is volatile from year to year because it is determined based upon the prevailing rates in the United States, the United Kingdom and Australia as of the measurement date. The Company will utilize a weighted average discount rate of 6.7% in calculating the fiscal 2009 net periodic pension expense for its plans. The Company will continue to use a weighted average long-term rate of return of 7% for fiscal 2009 based principally on a combination of asset mix and historical experience of actual plan returns. The accumulated net losses on the Company's pension plans at June 30, 2008 were $433 million which increased from $301 million at June 30, 2007. This increase of $132 million was due primarily to the recent performance of the global equity markets partially offset by a higher discount rate. Higher discount rates decrease the present values of benefit obligations and reduce the Company's accumulated net loss and also decrease subsequent-year pension expense; lower discount rates increase present values of benefits obligations and increase the Company's deferred losses and also increase subsequent-year pension expense. The net accumulated losses at June 30, 2007 were primarily a result of economic conditions and the strengthening of the mortality assumptions. Economic conditions impacting the Company's defined benefit pension plans were the lower interest rate environment for high-quality fixed income debt instruments through fiscal 2006 and the downturn in the global equity markets in the earlier part of this decade. These deferred losses are being systematically recognized in future net periodic pension expense in accordance with SFAS No. 87, "Employers Accounting for Pensions" ("SFAS No. 87"). Unrecognized losses in excess of 10% of the greater of the market-related value of plan assets or the plans projected benefit obligation are recognized over the average future service of the plan participants.

The Company made contributions of $57 million, $67 million and $149 million to its pension plans in fiscal 2008, 2007 and 2006, respectively. These were primarily voluntary contributions made to improve the funded status of the plans which were impacted by the economic conditions noted above. Future plan contributions are dependent upon actual plan asset returns, statutory requirements and interest rate movements. Assuming that actual plan returns are consistent with the Company's expected plan returns in fiscal 2009 and beyond, and that interest rates remain constant, the Company would not be required to make any material statutory contributions to its primary U.S. pension plans for the immediate future. The Company will continue to make voluntary contributions as necessary to improve funded status.

Changes in net periodic pension expense may occur in the future due to changes in the Company's expected rate of return on plan assets and discount rate resulting from economic events. The following table highlights the sensitivity of the Company's pension obligations and expense to changes in these assumptions, assuming all other assumptions remain constant:

Changes in Assumption	Impact on Annual Pension Expense	Impact on PBO
0.25 percentage point decrease in discount rate	Increase $11 million	Increase $97 million
0.25 percentage point increase in discount rate	Decrease $11 million	Decrease $97 million
0.25 percentage point decrease in expected rate of return on assets	Increase $6 million	–
0.25 percentage point increase in expected rate of return on assets	Decrease $6 million	–

Net periodic pension expense for the Company's pension plans is expected to be approximately $115 million in fiscal 2009. The increase is primarily due to the economic conditions noted above.

Recent Accounting Pronouncements

See Note 2 to the Consolidated Financial Statements of News Corporation for discussion of recent accounting pronouncements.

Quantitative and Qualitative Disclosures About Market Risk

The Company has exposure to several types of market risk: changes in foreign currency exchange rates, interest rates and stock prices. The Company neither holds nor issues financial instruments for trading purposes.

The following sections provide quantitative information on the Company's exposure to foreign currency exchange rate risk, interest rate risk and stock price risk. It makes use of sensitivity analyses that are inherently limited in estimating actual losses in fair value that can occur from changes in market conditions.

Foreign Currency Exchange Rates

The Company conducts operations in four principal currencies: the U.S. dollar, the British pound sterling, the Euro and the Australian dollar. These currencies operate as the functional currency for the Company's U.S., European (including the United Kingdom) and Australian operations, respectively. Cash is managed centrally within each of the three regions with net earnings reinvested locally and working capital requirements met from existing liquid funds. To the extent such funds are not sufficient to meet working capital requirements; drawdowns in the appropriate local currency are available from intercompany borrowings. Since earnings of the Company's Australian and European (including the United Kingdom) operations are expected to be reinvested in those businesses indefinitely, the Company does not hedge its investment in the net assets of those foreign operations.

At June 30, 2008, the Company's outstanding financial instruments with foreign currency exchange rate risk exposure had an aggregate fair value of $133 million (including the Company's non-U.S. dollar-denominated fixed rate debt). The potential increase in the fair values of these instruments resulting from a 10% adverse change in quoted foreign currency exchange rates would be approximately $18 million at June 30, 2008.

Interest Rates

The Company's current financing arrangements and facilities include $13.5 billion of outstanding debt with fixed interest and the New Credit Agreement, which carries variable interest. Fixed and variable rate debts are impacted differently by changes in interest rates. A change in the interest rate or yield of fixed rate debt will only impact the fair market value of such debt, while a change in the interest rate of variable debt will impact interest expense, as well as the amount of cash required to service such debt. As of June 30, 2008, substantially all of the Company's financial instruments with exposure to interest rate risk were denominated in U.S. dollars and had an aggregate fair value of $13.6 billion. The potential change in fair market value for these financial instruments from an adverse 10% change in quoted interest rates across all maturities, often referred to as a parallel shift in the yield curve, would be approximately $759 million at June 30, 2008.

Stock Prices

The Company has common stock investments in several publicly traded companies that are subject to market price volatility. These investments principally represent the Company's equity affiliates and had an aggregate fair value of approximately $7,748 million as of June 30, 2008. A hypothetical decrease in the market price of these investments of 10% would result in a fair value of approximately $6,973 million. Such a hypothetical decrease would result in a before tax decrease in comprehensive income of approximately $14 million, as any changes in fair value of the Company's equity affiliates are not recognized unless deemed other-than-temporary, as these investments are accounted for under the equity method.

In accordance with SFAS No. 133, the Company has recorded the conversion feature embedded in its exchangeable debentures in other liabilities. At June 30, 2008, the fair value of this conversion feature was $64 million and is sensitive to movements in the share price of one of the Company's publicly traded equity affiliates. A significant variance in the price of the underlying stock could have a material impact on the operating results of the Company. A 10% increase in the price of the underlying shares, holding other factors constant, would increase the fair value of the call option by approximately $17 million.

Financial Statements and Supplementary Data

NEWS CORPORATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Management's Report on Internal Control Over Financial Reporting

Management of News Corporation is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. News Corporation's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. The Company's internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of News Corporation;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America;
- provide reasonable assurance that receipts and expenditures of News Corporation are being made only in accordance with authorization of management and directors of News Corporation; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

Internal control over financial reporting includes the controls themselves, monitoring and internal auditing practices and actions taken to correct deficiencies as identified.

Because of its inherent limitations, internal control over financial reporting, no matter how well designed, may not prevent or detect misstatements. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Also, the effectiveness of internal control over financial reporting was made as of a specific date. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an assessment of the effectiveness of News Corporation's internal control over financial reporting as of June 30, 2008, based on criteria for effective internal control over financial reporting described in "*Internal Control–Integrated Framework*" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included an evaluation of the design of News Corporation's internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting. Management reviewed the results of its assessment with the Audit Committee of News Corporation's Board of Directors.

Based on this assessment, management determined that, as of June 30, 2008, News Corporation maintained effective internal control over financial reporting.

Ernst & Young LLP, the independent registered public accounting firm who audited and reported on the consolidated financial statements of News Corporation included in this report, has audited the Company's internal control over financial reporting. Their report appears on the following page.

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

To the Stockholders and Board of Directors of News Corporation:

We have audited News Corporation's internal control over financial reporting as of June 30, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). News Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, News Corporation maintained, in all material respects, effective internal control over financial reporting as of June 30, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of News Corporation as of June 30, 2008 and 2007, and the related consolidated statements of operations, cash flows, and stockholders' equity and other comprehensive income for each of the three years in the period ended June 30, 2008 of News Corporation and our report dated August 8, 2008 expressed an unqualified opinion thereon.

Ernst + Young LLP

New York, New York
August 8, 2008

Report of Independent Registered Public Accounting Firm on Financial Statements

To the Stockholders and Board of Directors of News Corporation:

We have audited the accompanying consolidated balance sheets of News Corporation as of June 30, 2008 and 2007, and the related consolidated statements of operations, cash flows, and stockholders' equity and other comprehensive income for each of the three years in the period ended June 30, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of News Corporation at June 30, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the financial statements, the Company changed its method of accounting for uncertain tax positions, effective July 1, 2007, pension and other post-retirement obligations, effective June 30, 2007, and the valuation of certain acquired identifiable intangible assets, effective July 1, 2005.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), News Corporation's internal control over financial reporting as of June 30, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 8, 2008 expressed an unqualified opinion thereon.

Ernst + Young LLP

New York, New York
August 8, 2008

Consolidated Statements of Operations

For the years ended June 30,	2008	2007	2006
	(In Millions, Except Per Share Amounts)		
Revenues	$32,996	$28,655	$25,327
Expenses:			
Operating	20,531	18,645	16,593
Selling, general and administrative	5,984	4,655	3,982
Depreciation and amortization	1,207	879	775
Other operating (income) charges	(107)	24	109
Operating income	5,381	4,452	3,868
Other income (expense):			
Equity earnings of affiliates	327	1,019	888
Interest expense, net	(926)	(843)	(791)
Interest income	246	319	246
Other, net	2,293	359	194
Income from continuing operations before income tax expense and minority interest in subsidiaries	7,321	5,306	4,405
Income tax expense	(1,803)	(1,814)	(1,526)
Minority interest in subsidiaries, net of tax	(131)	(66)	(67)
Income from continuing operations	5,387	3,426	2,812
Gain on disposition of discontinued operations, net of tax	–	–	515
Income before cumulative effect of accounting change	5,387	3,426	3,327
Cumulative effect of accounting change, net of tax	–	–	(1,013)
Net income	$ 5,387	$ 3,426	$ 2,314
Basic earnings per share:			
Income from continuing operations	$ 1.82		
Class A		$ 1.14	$ 0.92
Class B		$ 0.95	$ 0.77
Net income	$ 1.82		
Class A		$ 1.14	$ 0.76
Class B		$ 0.95	$ 0.63
Diluted earnings per share:			
Income from continuing operations	$ 1.81		
Class A		$ 1.14	$ 0.92
Class B		$ 0.95	$ 0.77
Net income	$ 1.81		
Class A		$ 1.14	$ 0.76
Class B		$ 0.95	$ 0.63

The accompanying notes are an integral part of these audited consolidated financial statements.

Consolidated Balance Sheets

As of June 30,	2008	2007
	(In Millions, Except Share and Per Share Amounts)	
Assets:		
Current assets:		
Cash and cash equivalents	$ 4,662	$ 7,654
Receivables, net	6,985	5,842
Inventories, net	2,255	2,039
Other	460	371
Total current assets	14,362	15,906
Non-current assets:		
Receivables	464	437
Investments	3,284	11,413
Inventories, net	3,064	2,626
Property, plant and equipment, net	7,021	5,617
Intangible assets, net	14,460	11,703
Goodwill	18,620	13,819
Other non-current assets	1,033	822
TOTAL ASSETS	$62,308	$62,343
Liabilities and Stockholders' Equity:		
Current liabilities:		
Borrowings	$ 281	$ 355
Accounts payable, accrued expenses and other current liabilities	5,695	4,545
Participations, residuals and royalties payable	1,288	1,185
Program rights payable	1,084	940
Deferred revenue	834	469
Total current liabilities	9,182	7,494
Non-current liabilities:		
Borrowings	13,230	12,147
Other liabilities	4,823	3,319
Deferred income taxes	5,456	5,899
Minority interest in subsidiaries	994	562
Commitments and contingencies		
Stockholders' Equity:		
Class A common stock (1)	18	21
Class B common stock (2)	8	10
Additional paid-in capital	17,214	27,333
Retained earnings and accumulated other comprehensive income	11,383	5,558
Total stockholders' equity	28,623	32,922
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$62,308	$62,343

(1) **Class A common stock**, $0.01 par value per share, 6,000,000,000 shares authorized, 1,810,382,625 shares and 2,139,585,571 shares issued and outstanding, net of 1,776,890,952 and 1,777,593,698 treasury shares at par at June 30, 2008 and 2007, respectively.

(2) **Class B common stock**, $0.01 par value per share, 3,000,000,000 shares authorized, 798,520,953 shares and 986,520,953 shares issued and outstanding, net of 313,721,702 treasury shares at par at June 30, 2008 and 2007, respectively.

The accompanying notes are an integral part of these audited consolidated financial statements.

Consolidated Statements of Cash Flows

For the years ended June 30,	2008	2007	2006
		(In Millions)	
Operating activities:			
Net income	$ 5,387	$ 3,426	$ 2,314
Gain on disposition of discontinued operations, net of tax	–	–	(515)
Cumulative effect of accounting change, net of tax	–	–	1,013
Income from continuing operations	5,387	3,426	2,812
Adjustments to reconcile income from continuing operations to cash provided by operating activities:			
Depreciation and amortization	1,207	879	775
Amortization of cable distribution investments	80	77	103
Equity earnings of affiliates	(327)	(1,019)	(888)
Cash distributions received from affiliates	350	255	233
Other, net	(2,293)	(359)	(194)
Minority interest in subsidiaries, net of tax	131	66	67
Change in operating assets and liabilities, net of acquisitions:			
Receivables and other assets	(923)	(169)	(765)
Inventories, net	(587)	(360)	(508)
Accounts payable and other liabilities	900	1,314	1,622
Net cash provided by operating activities	3,925	4,110	3,257
Investing activities:			
Property, plant and equipment, net of acquisitions	(1,443)	(1,308)	(976)
Acquisitions, net of cash acquired	(5,567)	(1,059)	(1,989)
Investments in equity affiliates	(799)	(121)	(89)
Other investments	(125)	(328)	(28)
Proceeds from sale of investments, other non-current assets and business disposals	1,580	740	412
Proceeds from disposition of discontinued operations	–	–	610
Net cash used in investing activities	(6,354)	(2,076)	(2,060)
Financing activities:			
Borrowings	1,292	1,196	1,159
Repayment of borrowings	(728)	(198)	(865)
Issuance of shares	90	392	232
Repurchase of shares	(939)	(1,294)	(2,027)
Dividends paid	(373)	(369)	(431)
Other, net	22	–	–
Net cash used in financing activities	(636)	(273)	(1,932)
Net (decrease) increase in cash and cash equivalents	(3,065)	1,761	(735)
Cash and cash equivalents, beginning of year	7,654	5,783	6,470
Exchange movement of opening cash balance	73	110	48
Cash and cash equivalents, end of year	$ 4,662	$ 7,654	$ 5,783

The accompanying notes are an integral part of these audited consolidated financial statements.

Consolidated Statements of Stockholders' Equity and Other Comprehensive Income

	2008		2007		2006	
	Shares	Amount	Shares	Amount	Shares	Amount
For the years ended June 30,			(In Millions)			
Class A common stock:						
Balance, beginning of year	2,139	$ 21	2,169	$ 22	2,237	$ 22
Acquisitions	–	–	–	–	2	–
Shares issued	16	–	28	–	50	1
Treasury shares	–	–	–	–	(38)	–
Shares repurchased	(345)	(3)	(58)	(1)	(82)	(1)
Balance, end of year	1,810	18	2,139	21	2,169	22
Class B common stock:						
Balance, beginning of year	987	10	987	10	1,030	10
Shares repurchased	(188)	(2)	–	–	(43)	–
Balance, end of year	799	8	987	10	987	10
Additional Paid-In Capital:						
Balance, beginning of year		27,333		28,153		30,044
Acquisitions		31		–		33
Issuance of shares		198		394		750
Repurchase of shares		(10,527)		(1,293)		(2,026)
Treasury shares		–		–		(592)
Dividends declared		–		–		(239)
Other		179		79		183
Balance, end of year		17,214		27,333		28,153
Retained Earnings:						
Balance, beginning of year		4,613		1,609		(527)
Net income		5,387		3,426		2,314
Dividends declared		(338)		(362)		(178)
Change in value of minority put arrangements and other		(45)		(60)		–
Balance, end of year		9,617		4,613		1,609
Accumulated Other Comprehensive Income (Loss):						
Balance, beginning of year		945		80		(172)
Adoption of Statement of Financial Accounting Standards Statement No. 158, net of tax		–		(199)		–
Other comprehensive income, net of income tax benefit (expense) of $61 million, $(1) million and $(124) million		821		1,064		252
Balance, end of year		1,766		945		80
Retained Earnings and accumulated other comprehensive income, end of year		11,383		5,558		1,689
Total Stockholders' Equity		$ 28,623		$32,922		$ 29,874
Comprehensive Income:						
Net income		5,387		3,426		2,314
Other comprehensive income, net of tax:						
Unrealized holding (losses) gains on securities		(69)		121		(64)
Benefit plan adjustments		(86)		73		167
Foreign currency translation adjustments		976		870		149
Total other comprehensive income, net of tax		821		1,064		252
Total comprehensive income		$ 6,208		$ 4,490		$ 2,566

The accompanying notes are an integral part of these audited consolidated financial statements.

Notes to the Consolidated Financial Statements

Note 1 DESCRIPTION OF BUSINESS

News Corporation and its subsidiaries (together, "News Corporation" or the "Company") is a Delaware corporation. News Corporation is a diversified global media company, which manages and reports its businesses in eight segments: Filmed Entertainment, which principally consists of the production and acquisition of live-action and animated motion pictures for distribution and licensing in all formats in all entertainment media worldwide, and the production of original television programming worldwide; Television, which, as of June 30, 2008, principally consisted of the operation of 35 full power broadcast television stations, including nine duopolies, in the United States (of these stations, 25 are affiliated with the FOX network and ten are affiliated with the MyNetworkTV network), the broadcasting of network programming in the United States and the development, production and broadcasting of television programming in Asia; Cable Network Programming, which principally consists of the production and licensing of programming distributed through cable television systems and direct broadcast satellite ("DBS") operators primarily in the United States; Direct Broadcast Satellite Television, which principally consists of the distribution of premium programming services via satellite and broadband directly to subscribers in Italy; Magazines and Inserts, which principally consists of the publication of free-standing inserts, which are promotional booklets containing consumer offers distributed through insertion in local Sunday newspapers in the United States, and the provision of in-store marketing products and services, primarily to consumer packaged goods manufacturers in the United States and Canada; Newspapers and Information Services, which principally consists of the publication of four national newspapers in the United Kingdom, the publication of approximately 147 newspapers in Australia, the publication of a metropolitan newspaper and a national newspaper (with international editions) in the United States and the provision of information services; Book Publishing, which principally consists of the publication of English language books throughout the world; and Other, which includes NDS Group plc ("NDS"), a company engaged in the business of supplying open end-to-end digital technology and services to digital pay-television platform operators and content providers; Fox Interactive Media ("FIM"), which operates the Company's Internet activities; and News Outdoor Group ("News Outdoor"), an advertising business which offers display advertising primarily in outdoor locations throughout Russia and Eastern Europe.

Note 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

The consolidated financial statements include the accounts of all majority-owned and controlled subsidiaries. In addition, the Company evaluates its relationships with other entities to identify whether they are variable interest entities as defined by Financial Accounting Standards Board ("FASB") Interpretation No. ("FIN") 46R, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" ("FIN 46R"), and to assess whether it is the primary beneficiary of such entities. If the determination is made that the Company is the primary beneficiary, then that entity is consolidated in accordance with FIN 46R. All significant intercompany accounts and transactions have been eliminated in consolidation, including the intercompany portion of transactions with equity method investees.

Certain fiscal 2007 and fiscal 2006 amounts have been reclassified to conform to the fiscal 2008 presentation.

The Company maintains a 52-53 week fiscal year ending on the Sunday nearest to June 30. Fiscal 2008 ended on June 29, 2008 and was comprised of 52 weeks. Fiscal 2007 ended on July 1, 2007 and was comprised of 52 weeks and fiscal 2006 ended on July 2, 2006 and was comprised of 52 weeks. For convenience purposes, the Company continues to date its financial statements as of June 30.

Use of estimates

The preparation of the Company's Consolidated Financial Statements in conformity with generally accepted accounting principles in the United States ("GAAP") requires management to make estimates and assumptions that affect the amounts that are reported in the consolidated financial statements and accompanying disclosures. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and marketable securities with original maturities of three months or less.

Concentration of credit risk

Cash and cash equivalents are maintained with several financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and are maintained with financial institutions of reputable credit and therefore bear minimal credit risk.

Receivables, net

Receivables, net are presented net of an allowance for returns and doubtful accounts, which is an estimate of amounts that may not be collectible. In determining the allowance for returns, management analyzes historical returns, current economic trends and changes in customer demand and acceptance of the Company's products. Based on this information, management reserves a percentage of each dollar of product sales that provide the customer with the right of return. The allowance for doubtful accounts is estimated based on historical experience, receivable aging, current economic trends, and specific identification of certain receivables that are at risk of not being paid. Receivables, net consist of:

At June 30,	2008	2007
	(in millions)	
Total Receivables	$ 8,538	$ 7,381
Allowances for returns and doubtful accounts	(1,089)	(1,102)
Total receivables, net	7,449	6,279
Less: current receivables, net	6,985	5,842
Non-current receivables, net	$ 464	$ 437

Inventories

Filmed Entertainment Costs:
In accordance with Statement of Position ("SOP") No. 00-2, "Accounting by Producers or Distributors of Films" ("SOP 00-2"), Filmed entertainment costs include capitalized production costs, overhead and capitalized interest costs, net of any amounts received from outside investors. These costs, as well as participations and talent residuals, are recognized as operating expenses on an individual film or network series basis in the ratio that fiscal 2008's gross revenues bear to management's estimate of total remaining ultimate gross revenues. Television production costs incurred in excess of the amount of revenue contracted for each episode in the initial market are expensed as incurred on an episode by episode basis. Estimates for initial syndication and basic cable revenues are not included in the estimated lifetime revenues of network series until such sales are probable. Television production costs incurred subsequent to the establishment of secondary markets are capitalized and amortized. Marketing costs and development costs under term deals are charged as operating expenses as incurred. Development costs for projects not produced are written-off at the earlier of the time the decision is taken not to develop the story or after three years.

Filmed entertainment costs are stated at the lower of unamortized cost or estimated fair value on an individual motion picture or television product basis. Revenue forecasts for both motion pictures and television products are continually reviewed by management and revised when warranted by changing conditions. When estimates of total revenues and other events or changes in circumstances indicate that a motion picture or television production has a fair value that is less than its unamortized cost, a loss is recognized currently for the amount by which the unamortized cost exceeds the film or television production's fair value.

Programming Costs:
In accordance with Statement of Financial Accounting Standards ("SFAS") No. 63, "Financial Reporting by Broadcasters," costs incurred in acquiring program rights or producing programs for the Television, DBS and Cable Network Programming segments are capitalized and amortized over the license period or projected useful life of the programming. Program rights and the related liabilities are recorded at the gross amount of the liabilities when the license period has begun, the cost of the program is determinable and the program is accepted and available for airing. Television broadcast network and original cable programming are amortized on an accelerated basis. The Company has single and multi-year contracts for broadcast rights of programs and sporting events. At the inception of these contracts and at least annually, the Company evaluates the recoverability of the costs associated therewith, using aggregate estimated advertising revenues directly associated with the program material and related expenses. Where an evaluation indicates that a multi-year contract will result in an ultimate loss, additional amortization is provided to currently recognize that loss. The costs of national sports contracts at FOX and for international sports rights agreements are charged to expense based on the ratio of each period's operating profits to estimated total remaining operating profit of the contract. Estimates of total operating profit can change and accordingly, are reviewed periodically and amortization is adjusted as necessary. Such changes in the future could be material.

The costs of local and regional sports contracts for a specified number of events, are amortized on an event-by-event basis while costs for local and regional sports contracts for a specified season, are amortized over the season on a straight-line basis.

Inventories for other divisions are valued at the lower of cost or net realizable value. Cost is primarily determined by the first in first out average cost method or by specific identification.

Investments

Investments in and advances to equity or joint ventures in which the Company has significant influence, but less than a controlling voting interest, are accounted for using the equity method. Significant influence is generally presumed to exist when the Company owns an interest of approximately 20% to 50% and exercises significant influence. In certain circumstances, investments for which the Company owns more than 50% but does not control policy decisions, would be accounted for by the equity method.

Under the equity method of accounting the Company includes its investment and amounts due to and from its equity method investments in its consolidated balance sheets. The Company's consolidated statements of operations include the Company's share of the investees earnings (losses) and the Company's consolidated statements of cash flows include all cash received from or paid to the investee.

The difference between the Company's investment and its share of the fair value of the underlying net assets of the investee is first allocated to either finite-lived intangibles or indefinite-lived intangibles and the balance is attributed to goodwill. The Company follows SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), which requires that equity method finite-lived intangibles be amortized over their estimated useful life while indefinite-lived intangibles and goodwill are not amortized.

Investments in which the Company has no significant influence (generally less than a 20% ownership interest) or does not exert significant influence are designated as available-for-sale investments if readily determinable market values are available. If an investment's fair value is not readily determinable, the Company accounts for its investment at cost. The Company reports available-for-sale investments at fair value based on quoted market prices. Unrealized gains and losses on available-for-sale investments are included in accumulated other comprehensive income, net of applicable taxes and other adjustments until the investment is sold or considered impaired. Dividends and other distributions of earnings from available-for-sale investments and cost investments are included in Interest income in the consolidated statements of operations when declared.

Property, plant and equipment

Property, plant and equipment are stated at cost. Depreciation is provided using the straight-line method over an estimated useful life of two to 50 years. Leasehold improvements are amortized using the straight-line method over the shorter of their useful lives or the life of the lease. Costs associated with the repair and maintenance of property are expensed as incurred. Changes in circumstances, such as technological advances, changes to the Company's business model or capital strategy, could result in the actual useful lives differing from the Company's estimates. In those cases where the Company determines that the useful life of buildings and equipment should be shortened, the Company would depreciate the asset over its revised remaining useful life thereby increasing depreciation expense.

Goodwill and intangible assets

The Company has a significant amount of intangible assets, including goodwill, film and television libraries, Federal Communications Commission ("FCC") licenses, newspaper mastheads, distribution networks, publishing rights and other copyright products and trademarks. Goodwill is recorded as the difference between the cost of acquiring entities and amounts assigned to their tangible and identifiable intangible net assets. In accordance with SFAS No. 142, the Company's goodwill and indefinite-lived intangible assets, which primarily consist of FCC licenses, are no longer amortized but are tested annually for impairment or earlier if events occur or circumstances change that would more likely than not reduce the fair value below its carrying amount. Intangible assets with finite lives, are generally amortized over their estimated useful lives, which generally range from three to 25 years and are reviewed for impairment at least annually. SFAS No. 142 requires the Company to perform an annual impairment assessment of its goodwill and indefinite-lived intangible assets. This impairment assessment compares the fair value of these intangible assets to their carrying value. The Company determined that the goodwill and indefinite-lived intangible assets included in the consolidated balance sheets were not impaired.

Asset impairments

Investments

Equity method investments are reviewed for impairment on a quarterly basis by initially comparing their fair value to their respective carrying amounts each quarter. The Company determines the fair value of its public company investments by reference to their publicly traded stock price. With respect to private company investments, the Company makes its estimate of fair value by considering other available information, including recent investee equity transactions, discounted cash flow analyses, estimates based on comparable public company operating multiples and, in certain situations, balance sheet liquidation values. If the fair value of the investment has dropped below the carrying amount, management considers several factors when determining whether an other-than-temporary decline in market value has occurred, including the length of the time and extent to which the market value has been below cost, the financial condition and near-term prospects of the issuer, the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value and other factors influencing the fair market value, such as general market conditions.

The Company regularly reviews available for sale investment securities for other-than-temporary impairment based on criteria that include the extent to which the investment's carrying value exceeds its related market value, the duration of the market decline, the Company's ability to hold until recovery and the financial strength and specific prospects of the issuer of the security.

The Company regularly reviews investments accounted for at cost for other-than-temporary impairment based on criteria that include the extent to which the investment's carrying value exceeds its related estimated fair value, the duration of the estimated fair value decline, the Company's ability to hold until recovery and the financial strength and specific prospects of the issuer of the security.

Long-lived assets

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," requires that the Company periodically review the carrying amounts of its long-lived assets, including property, plant and equipment and finite-lived intangible assets, to determine whether current events or circumstances indicate that such carrying amounts may not be recoverable. If the carrying amount of the asset is greater than the expected undiscounted cash flows to be generated by such asset, an impairment adjustment is to be recognized. Such adjustment is measured by the amount that the carrying value of such assets exceeds their fair value. The Company generally measures fair value by considering sale prices for similar assets or by discounting estimated future cash flows using an appropriate discount rate. Considerable management judgment is necessary to estimate the fair value of assets, accordingly, actual results could vary significantly from such estimates. Assets to be disposed of are carried at the lower of their financial statement carrying amount or fair value less costs to sell. The Company determined that no impairment indicators existed relating to the long-lived assets included in the consolidated balance sheets.

Financial instruments

The carrying value of the Company's financial instruments, including cash and cash equivalents, cost investments and long-term borrowings, approximate fair value. The fair value of financial instruments is generally determined by reference to market values resulting from trading on a national securities exchange or in an over-the-counter market. Derivative instruments embedded in other contracts, such as exchangeable securities, are separated into their host and derivative financial instrument components. The derivative component is recorded at its estimated fair value in the consolidated balance sheet with changes in estimated fair value recorded in Other, net in the consolidated statements of operations.

The TOPrS warrants and the BUCS are exercisable/convertible into shares of British Sky Broadcasting plc ("BSkyB"). The Company used the following assumptions to determine the fair value of the TOPrS warrants as of June 30, 2008 and 2007: Stock price: $9.27 and $12.84; Exercise price: $10.80; Historical volatility: 23.8% and 23.9%; Expected term: 8.38 years and 9.38 years; and Dividend yield: 2.2%, respectively.

In determining the fair value of the BUCS conversion feature, the Company calculates the difference between (i) the average of the bid and asked prices for the BUCS as of each valuation date and (ii) the estimated value of a "straight" bond (i.e., no exchange feature) using the period from the valuation date to the date of the first put. Key assumptions as of June 30, 2008 and 2007 used to estimate the value of the straight bond were as follows: News Corporation credit spreads: 40bps and 30bps and Risk-free rates: 3.45% and 5.43%, respectively.

Guarantees

The Company follows FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing certain guarantees.

Revenue recognition

Revenue is recognized when persuasive evidence of an arrangement exists, the fees are fixed or determinable, the product or service has been delivered and collectability is reasonably assured. The Company considers the terms of each arrangement to determine the appropriate accounting treatment.

Filmed Entertainment:

Revenues are recognized in accordance with SOP 00-2. Revenues from the distribution of motion pictures are recognized as they are exhibited, and revenues from home entertainment sales, net of a reserve for estimated returns, are recognized on the date that DVD units are made available for sale by retailers and all Company-imposed restrictions on the sale of DVD units have expired.

License agreements for the broadcast of theatrical and television product in the broadcast network, syndicated television and cable television markets are routinely entered into in advance of their available date for broadcast. Cash received and amounts billed in connection with such contractual rights for which revenue is not yet recognizable is classified as deferred revenue. Because deferred revenue generally relates to contracts for the licensing of theatrical and television product which have already been produced, the recognition of revenue for such completed product is principally only dependent upon the commencement of the availability period for broadcast under the terms of the related licensing agreement.

Television, Cable Network Programming and DBS:

Advertising revenue is recognized as the commercials are aired. Subscriber fees received from cable systems and DBS operators for cable network programming are recognized as revenue in the period services are provided. DBS subscription and pay-per-view revenues are recognized when programming is broadcast to subscribers, while fees for equipment rental are recognized as revenue on a straight-line basis over the contract period.

The Company classifies the amortization of cable distribution investments (capitalized fees paid to a cable or DBS operator to facilitate the launch of a cable network) against revenue in accordance with EITF No. 01-09, "Accounting for the Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products." The Company defers the cable distribution investments and amortizes the amounts on a straight-line basis over the contract period.

Newspapers and Information Services, Magazine and Inserts and Book Publishing

Advertising revenue from newspapers, inserts and magazines is recognized when the advertisements are published. Subscription revenues from the Company's print and online publications and electronic information services is recognized as earned, pro rata on a per-issue basis, over the subscription period. Revenues earned from book publishing are recognized upon passing of control to the buyer.

Sales returns

Consistent with industry practice, certain of the Company's products, such as home entertainment products, books and newspapers, are sold with the right of return. The Company records, as a reduction of revenue, the estimated impact of such returns. In determining the estimate of product sales that will be returned, management analyzes historical returns, current economic trends and changes in customer demand and acceptance of the Company's product. Based on this information, management reserves a percentage of each dollar of product sales that provide the customer with the right of return.

Subscriber acquisition costs

Subscriber acquisition costs in the DBS segment primarily consist of amounts paid for third-party customer acquisitions, which consist of the cost of commissions paid to authorized retailers and dealers for subscribers added through their respective distribution channels and the cost of hardware and installation subsidies for subscribers. All costs, including hardware, installation and commissions, are expensed upon activation. However, where legal ownership is retained in the equipment, the cost of the equipment is capitalized and depreciated over the useful life. Additional components of subscriber acquisition costs include the cost of print, radio and television advertising, which are expensed as incurred.

Advertising expenses

The Company expenses advertising costs as incurred, including advertising expenses for theatrical and television product in accordance with SOP 00-2. Advertising expenses recognized for the fiscal years ended June 30, 2008, 2007, and 2006 totaled $2.5 billion, $2.4 billion and $2.3 billion, respectively.

Translation of foreign currencies

Income and expense accounts of foreign subsidiaries and affiliates are translated into U.S. dollars using the current rate method whereby trading results are converted at the average rate of exchange for the period and assets and liabilities are converted at the closing rates on the period end date. The resulting translation adjustments are accumulated as a component of accumulated other comprehensive income. Gains and losses from foreign currency transactions are included in income for the period.

The Company enters into limited forward foreign exchange contracts with the objective of protecting the Company against future adverse foreign exchange fluctuations. Exchange gains or losses on these contracts are included in net income, except where they relate to specific commitments, whereby they are deferred until the commitment to sell or purchase is satisfied.

Capitalization of interest

Interest cost on funds invested in major projects, primarily theatrical productions, with substantial development and construction phases are capitalized until production or operations commence. Once production or operations commence, the interest costs are expensed as incurred. Capitalized interest is amortized over future periods on a basis consistent with that of the project to which it relates. Total interest capitalized was $44 million, $24 million and $28 million, for the fiscal years ended June 30, 2008, 2007 and 2006, respectively. Amortization of capitalized interest for the fiscal years ended June 30, 2008, 2007 and 2006 was $33 million, $34 million and $44 million, respectively.

Income taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires an asset and liability approach for financial accounting and reporting for income taxes. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Valuation allowances are established where management determines that it is more likely than not that some portion or all of a deferred tax asset will not be realized. Deferred taxes have not been provided on the cumulative undistributed earnings of foreign subsidiaries to the extent amounts are expected to be reinvested indefinitely.

On July 1, 2007, the Company adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FAS 109, Accounting for Income Taxes" ("FIN 48"), which did not have a material impact to the Company's liability for unrecognized tax benefits.

The effects of the initial adoption of FIN 48 on the Company's consolidated balance sheets as of June 30, 2007 included an increase in Other liabilities of approximately $1.2 billion offset by a similar reduction in deferred income taxes as of July 1, 2007.

The following table sets forth the change in the accrual for uncertain tax positions, excluding interest and penalties (in millions):

For the year ended June 30, 2008	
Beginning of period	$1,934
Additions for prior year tax positions	223
Reduction for prior year tax positions	(374)
Balance as of June 30, 2008	$1,783

In the fourth quarter of fiscal 2008, facts and circumstances regarding one of the Company's fiscal 2007 uncertain tax positions changed, allowing the Company to conclude that it was more likely than not that the tax benefits from this position would be realized. Consequently, the accrual related to this position, due to its certainty, was reclassified out of uncertain tax positions into other liabilities in the Company's consolidated balance sheet and will be released when recognized.

Of the total unrecognized tax benefits at June 30, 2008 of $1.8 billion, approximately $ 1.7 billion would affect the Company's effective income tax rate, if and when recognized in future fiscal years.

The Company recognizes interest and penalty charges related to unrecognized tax benefits as income tax expense, which is consistent with the recognition in prior reporting periods. The Company had recorded liabilities for accrued interest of $342 million and $258 million as of June 30, 2008 and 2007, respectively. The increase for the fiscal year ended June 30, 2008 was $78 million of additional interest accrued and $6 million of accrued interest which was acquired in December 2007 as part of the Dow Jones & Company, Inc. ("Dow Jones") acquisition.

The Company does not presently anticipate such uncertain income tax positions will significantly increase or decrease in the next 12 months; however, actual developments in this area could differ from those currently expected.

The Internal Revenue Service concluded its examination of the Company's U.S. federal income tax returns through 2002, and has commenced examining the Company's returns for the years subsequent to 2002. Additionally, the Company's income tax returns for the years 2000 through 2007 are subject to examination in various foreign jurisdictions.

Earnings per share

Prior to fiscal 2008, Net income available to the Company's common stockholders was allocated between the Company's two classes of common stock, Class A common stock, par value $0.01 per share ("Class A Common Stock") and Class B common stock, par value $0.01 per share ("Class B Common Stock"). The allocation between classes was based upon the two-class method. Under the two-class method, earnings per share for each class of common stock was allocated according to dividends declared and participation rights in undistributed earnings. Subsequent to the final fiscal 2007 dividend, shares of Class A Common Stock no longer carry the right to a greater dividend than shares of Class B Common Stock and; therefore, Net income is allocated equally to Class A and Class B stockholders. Accordingly, since the apportionment of earnings has been eliminated as required by the Company's Restated Certificate of Incorporation, the Company has presented the earnings of Class A Common Stock and Class B Common Stock as a single class for fiscal 2008. (See Note 19—Earnings Per Share)

Basic earnings per share for the Class A and Class B Common Stock is calculated by dividing net income or loss by the weighted average number of shares of Class A and Class B Common Stock outstanding. Diluted earnings per share for Class A and Class B Common Stock is calculated similarly, except that the calculation includes the dilutive effect of the assumed issuance of shares issuable under the Company's equity-based compensation plans and the dilutive effect of convertible securities.

Comprehensive income

The Company follows SFAS No. 130, "Reporting Comprehensive Income," for the reporting and display of comprehensive income.

For the years ended June 30,	2008	2007 (in millions)	2006
Accumulated other comprehensive income, net of tax:			
Unrealized holding gains (losses) on securities:			
Balance, beginning of year	$ 140	$ 19	$ 83
Fiscal year activity	(69)	121	(64)
Balance, end of year	71	140	19
Pension plan adjustments:			
Balance, beginning of year	(205)	(79)	(246)
Adoption of SFAS No. 158	–	(199)	–
Fiscal year activity	(86)	73	167
Balance, end of year	(291)	(205)	(79)
Foreign currency translation adjustments:			
Balance, beginning of year	1,010	140	(9)
Fiscal year activity	976	870	149
Balance, end of year	1,986	1,010	140
Total accumulated other comprehensive income, net of tax	$1,766	$ 945	$ 80

Equity based compensation

The Company accounts for share based payments in accordance with SFAS No. 123 (Revised 2004), "Share-Based Payment" ("SFAS 123R"). SFAS 123R requires that the cost resulting from all share-based payment transactions be recognized in the consolidated financial statements. SFAS 123R establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all companies to apply a fair-value-based measurement method in accounting for generally all share-based payment transactions with employees. The Company adopted SFAS 123R in July 2005 using a modified prospective application, as permitted under SFAS 123R. Under this application, the Company is required to record compensation expense for all share-based awards granted after the date of adoption and for the unvested portion of previously granted awards that remain outstanding at the date of adoption.

Pension and other postretirement benefits

In June 2007, the Company adopted SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R)" ("SFAS No. 158"). SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the fiscal year in which the changes occur through comprehensive income. (See Note 16—Pensions and Other Postretirement Benefits)

The following table summarizes the incremental effects of the initial adoption of SFAS No. 158 on the Company's consolidated balance sheet as of June 30, 2007:

	Before application of SFAS No. 158	SFAS No. 158 adjustment	After application of SFAS No. 158
		(in millions)	
Intangible assets	$ 11,710	$ (7)	$ 11,703
Other non-current assets	1,096	(274)	822
Total assets	62,624	(281)	62,343
Other liabilities	3,301	18	3,319
Deferred income taxes	5,999	(100)	5,899
Total stockholders' equity	33,121	(199)	32,922
Total liabilities and stockholders' equity	62,624	(281)	62,343

Derivatives

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), requires every derivative instrument (including certain derivative instruments embedded in other contracts) to be recorded on the balance sheet at fair value as either an asset or a liability. SFAS No. 133 also requires that changes in the fair value of recorded derivatives be recognized currently in earnings unless specific hedge accounting criteria are met.

The Company uses financial instruments designated as cash flow hedges to hedge its limited exposures to foreign currency exchange risks associated with the costs for producing films abroad. All cash flow hedges are recorded at fair value on the consolidated balance sheet. As of June 30, 2008 and 2007, the notional amount of foreign exchange forward contracts with foreign currency risk was $34.2 million and $107.8 million, respectively, and the net unrealized gain was approximately $0.2 million and $2.5 million, respectively. The potential loss in fair value for such financial instruments for a 10% adverse change in quoted foreign currency exchange rates would be approximately $1.5 million and $10.8 million, respectively. The effective changes in fair value of derivatives designated as cash flow hedges are recorded in accumulated other comprehensive income with foreign currency translation adjustments. Amounts are reclassified from accumulated other comprehensive income when the underlying hedged item is recognized in earnings. If derivatives are not designated as hedges, changes in fair value are recorded in earnings. (See Note 10—Exchangeable Securities.)

Recent accounting pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"), which defines fair value, establishes a new framework for measuring that value and expands disclosures about fair value measurements. SFAS No. 157 will require, among other things, expanded disclosure about fair value measurements that have a significant portion of the value determined using unobservable inputs (level 3 measurements). The standard applies prospectively to new fair value measurements performed after the required effective dates, which are as follows for the Company: in the first quarter of fiscal 2009, the standard will apply to the Company's measurements of the fair values of financial instruments and recurring fair value measurements of non-financial assets and liabilities; in the first quarter of fiscal 2010, the standard will apply to all remaining fair value measurements, including non-recurring measurements of non-financial assets and liabilities such as measurement of potential impairments of goodwill, other intangible assets, other long-lived assets and non-financial assets held by a pension plan. It also will apply to fair value measurements of non-financial assets acquired and liabilities assumed in business combinations. The Company is currently evaluating what effects, if any, the adoption of SFAS No. 157 will have on the Company's future results of operations and financial condition.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115" ("SFAS No. 159") which allows companies to choose to measure many financial instruments and certain other items at fair value. The provisions of SFAS No. 159 will become effective for the Company in the first quarter of fiscal 2009. The Company is currently evaluating what effects, if any, the adoption of SFAS No. 159 will have on the Company's future results of operation and financial condition.

In December 2007, FASB issued SFAS No. 141(revised 2007), "Business Combinations" ("SFAS No. 141R"). SFAS No. 141R significantly changes the accounting for business combinations in a number of areas, including the treatment of contingent consideration, preacquisition contingencies, transaction costs, in-process research and development and restructuring costs. In addition, under SFAS No. 141R, changes in an acquired entity's deferred tax assets and uncertain tax positions after the measurement period will impact income tax expense. SFAS No. 141R is effective for fiscal years beginning after December 15, 2008. The Company will adopt SFAS No. 141R beginning in the first quarter of fiscal 2010. This standard will change the Company's accounting treatment for business combinations on a prospective basis.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51" ("SFAS No. 160"). SFAS No. 160 changes the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. This new consolidation method significantly changes the accounting for transactions with minority interest holders. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. The Company will adopt SFAS No. 160 beginning in the first quarter of fiscal 2010. The Company is currently evaluating what effects, if any, the adoption of SFAS No. 160 will have on the Company's future results of operations and financial condition.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133" ("SFAS No. 161"). SFAS No. 161 requires enhanced disclosures related to an entities derivative and hedging activities. SFAS No. 161 will become effective for the Company beginning in the third quarter of fiscal 2009. The Company is currently evaluating what effects, if any, the adoption of SFAS No. 161 will have on the Company's future derivative and hedging activity disclosures.

In April 2008, the FASB issued FASB Staff Position ("FSP") SFAS No. 142-3 "Determination of the Useful Life of Intangible Assets" ("FSP SFAS No. 142-3"). FSP SFAS No. 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognizable intangible asset under SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). FSP SFAS No. 142-3 is intended to improve the consistency between the useful life of a recognizable intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141. FSP SFAS No. 142-3 is effective for fiscal years beginning after December 15, 2008. The Company will adopt FSP SFAS No. 142-3 beginning in the first quarter of fiscal 2010. This position will change the Company's determination of useful lives for intangible assets on a prospective basis.

Note 3 ACQUISITIONS, DISPOSALS AND OTHER TRANSACTIONS

Fiscal 2008 Transactions

Acquisitions

In July 2007, the Company acquired Photobucket, a web-based provider of photo- and video-sharing services, for initial consideration of approximately $237 million in cash. Additional consideration of up to $50 million may be payable contingent upon the achievement of certain performance objectives.

On December 13, 2007, the Company completed the acquisition of Dow Jones pursuant to the Agreement and Plan of Merger, dated as of July 31, 2007, by and among the Company, Ruby Newco LLC, a wholly-owned subsidiary of the Company ("Ruby Newco"), Dow Jones and Diamond Merger Sub Corporation, as amended (the "Merger Agreement"). Pursuant to the terms of the Merger Agreement, each outstanding share of Dow Jones common stock was converted into the right to receive, at the election of the holder, either (x) $60.00 in cash or (y) 2.8681 Class B common units of Ruby Newco. Each Class B common unit of Ruby Newco is convertible into a share of News Corporation Class A Common Stock. The consideration for the acquisition was approximately $5,700 million which consisted of: $5,150 million in cash, assumed net debt of approximately $330 million and approximately $200 million in equity instruments. The results of Dow Jones have been included in the Company's consolidated statements of operations from December 13, 2007.

As part of the Dow Jones acquisition, the Company assumed total debt of $378 million which consisted of: 3.875% notes due 2008 in the amount of $225 million, $131 million in commercial paper and a $22 million variable interest rate note. As of June 30, 2008, only the $22 million variable interest rate note was outstanding.

In addition, in December 2007, the Company issued approximately 8 million Class B common units of Ruby Newco, approximately 7 million stock options and approximately 500,000 restricted stock units ("RSUs") over Class A Common Stock, par value $0.01. The total fair value of these instruments was approximately $200 million. As of June 30, 2008 approximately 7.2 million Class B common units of Ruby Newco had been converted into shares of Class A Common Stock.

The Company believes that this acquisition will position it as a leader in the financial news and information market and will enhance its ability to adapt to future challenges and opportunities within the Company's Newspapers and Information Services segment and across the Company's other related business segments.

The following unaudited pro forma consolidated statements of operations give effect to the Company's acquisition of Dow Jones, as if the acquisition had occurred on July 1, 2006.

For the year ended June 30,	2008	2007 (1)
	(in millions, except per share amounts)	
Revenue	$33,974	$30,570
Net income	5,362	3,326
Per share amounts:		
Basic earnings	$ 1.81	
Class A		$ 1.11
Class B		$ 0.93
Diluted earnings	$ 1.80	
Class A		$ 1.10
Class B		$ 0.92

(1) Excludes discontinued operations

The unaudited pro forma data is provided for informational purposes only. The pro forma information is not necessarily indicative of the results that would have been obtained had the acquisition been completed at the dates indicated. In addition, the unaudited pro forma data does not purport to project the future financial position or operating results of the Company and Dow Jones.

Under the purchase method of accounting, the total purchase price is allocated to Dow Jones net tangible and intangible assets based upon Dow Jones' estimated fair value as of the date of completion of the acquisition. Based upon the purchase price and the valuation performed, the preliminary purchase price allocation, which is subject to change based on the Company's final analysis, is as follows (in millions):

Assets acquired:	
Current assets	$ 339
Property, plant and equipment	582
Other assets	52
Intangible assets	2,397
Goodwill	4,193
Total assets acquired	$7,563
Liabilities assumed:	
Current liabilities	$ 560
Deferred income taxes	676
Deferred revenue	227
Other liabilities	408
Borrowings	378
Total liabilities assumed	2,249
Minority interest in subsidiaries	165
Net assets acquired	$ 5,149

The Company has not finalized the detailed valuation studies necessary to arrive at the required estimates of the fair market value of the Dow Jones assets acquired and the liabilities assumed and the related allocations of purchase price. The Company allocated, on a preliminary basis, approximately $800 million to amortizable intangible assets primarily consisting of subscriber relationship intangible assets. The pattern of economic benefits to be derived from certain amortizable intangible assets is estimated to be greater in the initial period of ownership; accordingly, amortization expense is recognized on an accelerated basis over the weighted-average useful life of 25 years. The Company also allocated, on a preliminary basis, approximately $1,600 million to trade names, which will not be amortized as they have an indefinite remaining useful life based primarily on their market position and the Company's plans for continued indefinite use. Further, approximately $4,200 million was preliminarily allocated to goodwill, which represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired. The goodwill is not being amortized in accordance with SFAS No. 142 and is not deductible for tax purposes. The preliminary allocation of Goodwill is included in the Other segment until the final valuation is complete. The amount of goodwill assumed will change depending on the fair values allocated to the tangible and intangible assets and liabilities acquired. For every $25 million reduction in goodwill for additional value to be assigned to identifiable finite-lived intangible assets or tangible assets, Depreciation and amortization expense would increase by approximately $1 million per fiscal year, representing amortization expense assuming an average useful life of 25 years.

Actual allocations may differ from these once the Company has completed the valuation studies necessary to finalize the required purchase price allocations. There can be no assurance that this finalization will not result in material changes to the purchase price allocation above.

As a result of the Dow Jones acquisition, the Company established and approved plans to integrate the acquired operations into the Company's Newspapers and Information Services segment, for which the Company preliminarily recorded approximately $180 million in accrued liabilities of which $30 million has been paid. These purchase accounting adjustments consist of separation payments for certain Dow Jones executives under the change in control plan Dow Jones had previously established, non-cancelable lease commitments and lease termination charges for leased facilities that will be exited and other contract termination costs associated with the restructuring activities. The finalization of certain of these actions could result in changes in the accrual amount.

Disposals

In December 2007, Fox Television Stations, Inc., a Delaware corporation and a wholly owned subsidiary of the Company and FoxCo Acquisition Sub, LLC, a Delaware limited liability company and an indirect, wholly owned subsidiary of Oak Hill Capital Partners III, L.P. ("Oak Hill Capital"), entered into a Stock and Asset Purchase Agreement (the "Purchase Agreement"), pursuant to which the Company agreed to sell eight of its owned-and-operated FOX network affiliated television stations to Oak Hill Capital for approximately $1.1 billion in cash. The Stations include: WJW in Cleveland, OH; KDVR in Denver, CO; KTVI in St. Louis, MO; WDAF in Kansas City, MO; WITI in Milwaukee, WI; KSTU in Salt Lake City, UT; WBRC in Birmingham, AL; and WGHP in Greensboro, NC. The transaction closed in July 2008.

In June 2008, the Company sold a parcel of land it owned in the United Kingdom, for total consideration of $163 million. The consideration at closing was comprised of $91 million in cash and a $72 million note, secured by the land, payable in three equal annual installment commencing in June 2009. The Company recorded a pre-tax gain of $126 million on the transaction which is included in Other operating (income) charges in the consolidated statements of operations for the fiscal year ended June 30, 2008.

Share Exchange Agreement
In February 2008, the Company closed the transactions contemplated by the share exchange agreement (the "Share Exchange Agreement") with Liberty Media Corporation ("Liberty"). Pursuant to the terms of the Share Exchange Agreement, Liberty exchanged its entire interest in the Company's common stock (approximately 325 million shares of Class A Common Stock and 188 million shares of News Corporation Class B Common Stock) for 100% of the stock of a wholly-owned subsidiary, whose holdings consisted of the Company's approximate 41% interest (approximately 470 million shares) in The DIRECTV Group, Inc. ("DIRECTV") constituting the Company's entire interest in DIRECTV, three of the Company's Regional Sports Networks (FSN Northwest, FSN Pittsburgh and FSN Rocky Mountain) (the "Three RSNs") and approximately $625 million in cash (the "Exchange"). The Exchange resulted in the divestiture of the Company's entire interest in DIRECTV, and the Three RSNs to Liberty. The consideration was negotiated between the parties and the Share Exchange Agreement was approved by the disinterested stockholders of the Company. A tax-free gain of $1.7 billion on the Exchange was recognized in Other, net in the consolidated statements of operations in fiscal 2008. Upon closing of the Share Exchange Agreement, the Company entered into a non-competition agreement with DIRECTV and non-competition agreements with each of the Three RSNs, in each case, restricting its right to compete for a period of four years with DIRECTV and the Three RSNs in the respective regions in which such entities were operating on the closing date of the Share Exchange Agreement.

Other Transactions
In November 2007, Dow Jones announced that it would explore strategic alternatives for the Ottaway Community Newspapers (the "Ottaway Newspapers"), which the Company acquired as part of the Dow Jones transaction. In June 2008, the Company determined that it would not sell the Ottaway Newspapers.

In June 2008, the Company announced that it and two newly incorporated companies formed by funds advised by Permira Advisers LLP ("the Permira Newcos") proposed a transaction to an independent committee of the NDS board of directors, which would result in NDS ceasing to be a public company, and the Permira Newcos and the Company owning 51% and 49% of NDS' outstanding equity, respectively. On August 5, 2008, NDS announced that the independent committee reached an agreement in principle with the Company and the Permira Newcos on a price at which they would acquire all the issued and outstanding NDS Series A ordinary shares, including those represented by American Depositary Shares traded on NASDAQ, for per share consideration of $63 in cash. (See Note 23—Subsequent Events for further details)

Fiscal 2007 Transactions

Acquisitions
In November 2006, the Company, together with a local Turkish partner, acquired TGRT (now called "FOX TV"), a national general interest free-to-air broadcast television station in Turkey. The Company acquired its interest for approximately $103 million in cash plus acquisition related costs.

In December 2006, NDS, an indirect majority owned subsidiary of the Company, acquired Jungo Limited ("Jungo"), a developer and supplier of software for use in residential gateway devices, for approximately $91 million.

In January 2007, the Company and VeriSign, Inc. ("VeriSign") formed a joint venture to provide entertainment content for mobile devices. The Company paid approximately $190 million for a controlling interest in VeriSign's wholly owned subsidiary, Jamba, which was combined with certain of the Company's FOX Mobile Entertainment assets. The results of the joint venture have been included in the Company's consolidated results of operations since January 2007. The Company and VeriSign have various put and call rights related to VeriSign's ownership interests, including VeriSign's right to put its interest in the joint venture to the Company for $150 million and $350 million in fiscal 2010 and fiscal 2012, respectively. The Company accounts for the VeriSign put rights in accordance with Emerging Issues Task Force ("EITF") Topic No. D-98, "Classification and Measurement of Redeemable Securities" ("EITF D-98") because their exercise is outside the control of the Company and, accordingly, as of June 30, 2008, has reflected the accreted value of the put right in minority interest in subsidiaries in its consolidated balance sheet. The accreted value of VeriSign's put right was determined by using the interest method and accreting the minority interest balance up to the fixed price put amount in fiscal 2010 and fiscal 2012. At June 30, 2008, the accreted value of VeriSign's put right was determined using an annual interest rate of 12%.

In March 2007, the Company acquired Strategic Data Corporation ("SDC"), a developer of technology that allows websites to target advertisements to specific audiences. The Company acquired SDC for a total purchase price of $50 million, of which $40 million was in cash and $10 million in deferred consideration which was paid during the third quarter of fiscal 2008. The Company may be required to pay up to an additional $310 million through fiscal 2010 contingent upon SDC achieving specified advertising rate growth in future periods.

In April 2007, the Company completed its acquisition of Federal Publishing Company's ("FPC") magazines, newspapers and online properties in Australia from F Hannan Pty Limited for approximately $393 million.

The aforementioned acquisitions were all accounted for in accordance with SFAS No. 141, "Business Combinations" ("SFAS 141").

Other Transactions
In fiscal 2007, the Company restructured the ownership interest in one of its majority-owned Regional Sports Networks ("RSNs"). The minority shareholder has a put right related to its ownership interest that is currently exercisable and is outside of the control of the Company. The Company accounts for this put arrangement in accordance with EITF D-98, and, as of June 30, 2008, has included the value of the put right in minority interest in subsidiaries in the consolidated balance sheet. The fair value of the minority shareholder's put right was determined by using a discounted earnings (losses) before interest, taxes, depreciation, and amortization valuation model, assuming a 10% compounded annual growth rate and an 8% discount rate in fiscal 2008 and a 9% discount rate in fiscal 2007.

The Company previously entered into an agreement with a direct response marketing company that provided the Company with participation rights if the direct response marketing company is ever sold or consummates certain other strategic transactions. In December 2006, the Company entered into an agreement to terminate the participation rights for $100 million. This transaction closed in March 2007 and the Company recorded a gain of approximately $97 million on this transaction which is included in Other, net in the consolidated statements of operations.

Fiscal 2006 Transactions

Acquisitions
In September 2005, the Company acquired the 25% stake in News Out of Home ("NOOH") that it did not own for approximately $175 million in cash. This acquisition increased the Company's ownership of NOOH to 100%.

In order to increase the Company's Internet presence, the Company purchased several Internet companies during fiscal 2006 through its FIM division.

In September 2005, the Company acquired all of the outstanding common and preferred stock of Intermix Media, Inc. ("Intermix") for approximately $580 million in cash. Under an existing stockholders' agreement between Intermix, MySpace, Inc. ("MySpace"), an Internet entertainment company, and certain other stockholders of MySpace, Intermix exercised its option in July 2005 to acquire the outstanding 47% equity interest of MySpace that it did not already own for approximately $70 million in cash. This transaction, which closed in October 2005, increased Intermix's ownership in MySpace to 100%. In a related intercompany restructuring, the Company issued approximately 35 million shares of Class A Common Stock, which are considered treasury shares, to one of its subsidiaries, and, as a result, had no impact on the Company's outstanding shares.

In September 2005, the Company acquired Scout Media, Inc. ("Scout"), the parent company of Scout.com, the country's leading independent online sports network, and Scout Publishing, producer of widely read local sports magazines in the United States, for approximately $60 million.

In October 2005, the Company acquired IGN Entertainment, Inc., a leading community-based Internet media and services company for video games and other forms of digital entertainment, for approximately $650 million in cash.

In May 2006, the Company acquired a U.S. regional cable sports and entertainment channel in the southeast region for approximately $375 million. This channel has broadcast rights to the National Hockey League's Atlanta Thrashers and shares broadcast rights to Major League Baseball's ("MLB") Atlanta Braves and the National Basketball Association's Atlanta Hawks together with one of the Company's existing regional sports networks.

The aforementioned acquisitions were all accounted for in accordance with SFAS No. 141.

Disposals
In October 2005, the Company sold its TSL Education Ltd. division ("TSL"), which included *The Times Educational Supplement* and other newspapers, magazines, websites and exhibitions aimed at teachers and education professionals in the United Kingdom for cash consideration of approximately $395 million. In connection with this transaction, the Company recorded a gain of approximately $381 million, net of tax of $0.

In April 2006, the Company sold Sky Radio Limited ("Sky Radio"), a commercial radio station group in the Netherlands and Germany for cash consideration of approximately $215 million. In connection with this transaction, the Company recorded a gain of approximately $134 million, net of tax of $0.

Both of these transactions are included in gain on disposition of discontinued operations in the consolidated statements of operations for the fiscal year ended June 30, 2006. The net income, assets, liabilities and cash flow attributable to the TSL and Sky Radio operations are not material to the Company in any of the periods presented and accordingly have not been presented separately. There was no provision for income taxes related to these transactions as any tax due is offset by a release of a valuation allowance that was applied to an existing deferred tax asset established for capital losses, which because of the sale of TSL and Sky Radio was utilized.

Note 4 UNITED KINGDOM REDUNDANCY PROGRAM

In fiscal 2005, the Company announced its intention to invest in new printing plants in the United Kingdom to take advantage of technological and market changes. As the new automated technology comes on line, the Company expects lower production costs and improved newspaper quality, including expanded color.

In conjunction with this project, during fiscal 2006, the Company received formal approval for the construction of the main new plant which was the last contingency, thereby committing the Company to a redundancy program (the "Program") for certain production employees at the Company's U.K. newspaper operations. The Program is in response to the reduced workforce that will be required as new printing presses and the new printing facilities come on line. As a result of this Program, the Company reduced its production workforce by approximately 65%, and, as of June 30, 2008, over 700 employees in the United Kingdom accepted severance agreements. The majority of such employees left the Company during fiscal 2008.

In accordance with SFAS No. 88, "Employers' Accounting for Settlements & Curtailments of Defined Benefit Pension Plans and for Termination Benefits," the Company recorded a redundancy provision of approximately $109 million during fiscal 2006 in Other operating charges. During the fiscal years ended June 30, 2008 and 2007, the Company recorded additional amounts relating to the Program, which were comprised of an increase to the original provision amount, accretion and earned retention expenses, in Other operating (income) charges in the consolidated statements of operations. Changes in the program liabilities are as follows:

For the year ended June 30,	2008	2007
	(in millions)	
Beginning of period	$ 127	$109
Additions	19	24
Payments	(141)	(15)
Foreign exchange movements	–	9
End of period	$ 5	$ 127

At June 30, 2008, all program liabilities were included in other current liabilities in the consolidated balance sheet. The remaining program liabilities are expected to be paid in cash to employees during the first quarter of fiscal 2009.

Note 5 INVENTORIES

As of June 30, 2008, the Company's inventories were comprised of the following:

As of June 30,	2008	2007
	(in millions)	
Programming rights	$ 2,645	$ 2,390
Books, DVDs, paper and other merchandise	510	497
Filmed entertainment costs:		
Films:		
Released (including acquired film libraries)	475	557
Completed, not released	102	-
In production	806	450
In development or preproduction	54	82
	1,437	1,089
Television productions:		
Released (including acquired libraries)	469	487
Completed, not released	-	13
In production	256	185
In development or preproduction	2	4
	727	689
Total filmed entertainment costs, less accumulated amortization [(a)]	2,164	1,778
Total inventories, net	5,319	4,665
Less: current portion of inventory, net [(b)]	(2,255)	(2,039)
Total noncurrent inventories, net	$ 3,064	$ 2,626

(a) Does not include $522 million and $553 million of net intangible film library costs as of June 30, 2008 and 2007, respectively, which are included in intangible assets subject to amortization in the consolidated balance sheets (see Note 8—Goodwill and Other Intangible Assets for further details).

(b) Current inventory as of June 30, 2008 and 2007 is comprised of programming rights ($1,781 million and $1,578 million, respectively), books, DVDs, paper, and other merchandise.

As of June 30, 2008, the Company estimated that approximately 66% of unamortized filmed entertainment costs from the completed films are expected to be amortized during fiscal 2009 and approximately 94% of released filmed entertainment costs will be amortized within the next three fiscal years. During fiscal 2009, the Company expects to pay $847 million in accrued participation liabilities, which are included in participations, residuals and royalties payable on the consolidated balance sheet. At June 30, 2008, acquired film and television libraries have remaining unamortized film costs of $254 million, which are generally, amortized using the individual film forecast method generally over a remaining period of approximately one to 13 years.

Note 6 INVESTMENTS

As of June 30, 2008, the Company's investments were comprised of the following:

As of June 30,		Ownership Percentage	2008	2007
			(in millions)	
Equity method investments:				
British Sky Broadcasting Group plc [1]	U.K. DBS operator	39%	$ 977	$ 1,193
Premiere AG [2]	German pay-TV operator	25%	673	–
Sky Network Television Ltd.	New Zealand media company	44%	352	314
The DIRECTV Group, Inc. [3]	DBS operator principally in the U.S.		–	7,224
Gemstar-TV Guide International, Inc. [4]	U.S. print and electronic guidance company		–	717
China Network Systems [5]	Taiwan cable TV operator		–	242
National Geographic Channel (US) [6]	U.S. cable channel	67%	–	316
Other equity method investments		various	766	771
Fair value of available-for-sale investments		various	136	234
Other investments		various	380	402
			$3,284	$11,413

(1) The market value of the Company's investment in BSkyB was $6,360 million at June 30, 2008.
(2) During fiscal 2008, the Company entered into a series of purchase transactions resulting in the Company owning a 25% interest in Premiere AG ("Premiere") at June 30, 2008. The market value of the Company's investment in Premiere was $627 million at June 30, 2008. (See Fiscal Year 2008 Acquisitions, Disposals and Other Transactions below for further discussion)
(3) In February 2008, the Company closed the transactions contemplated by the Share Exchange Agreement in which the Company exchanged 100% of the stock of a wholly-owned subsidiary that held the Company's approximate 41% interest in DIRECTV (approximately 470 million shares) and other assets for Liberty's entire interest in the Company's common stock. (See Note 3–Acquisitions, Disposals and Other Transactions for further discussion of the Share Exchange Agreement)
(4) In May 2008, the Company disposed of its entire interest in Gemstar-TV Guide International ("Gemstar") in a cash and stock transaction. (See Fiscal Year 2008 Acquisitions, Disposals and Other Transactions below for further discussion)
(5) During fiscal 2008, the Company and its joint venture partner sold, through a series of transactions, its entire interest in the cable systems in Taiwan. (See Fiscal Year 2008 Acquisitions, Disposals and Other Transactions below for further discussion)
(6) Effective September 30, 2007, National Geographic Television agreed to give the Company operating control over National Geographic Channel (US) ("NGC US") in which the Company has a 67% equity interest. Prior to September 30, 2007, the Company had 67% ownership, but did not control this entity as it did not hold a majority on its board of directors, was unable to dictate operating decision making and it was not a variable interest entity. (See Fiscal Year 2008 Acquisitions, Disposals and Other Transactions below for further discussion)

The cost basis, unrealized gains, unrealized losses and fair market value of available-for-sale investments are set forth below:

As of June 30,	2008	2007
	(in millions)	
Cost basis of available-for-sale investments	$ 28	$ 29
Accumulated gross unrealized gain	108	205
Fair value of available-for-sale investments	$136	$234
Deferred tax liability	$ 37	$ 68

During the fiscal years ended June 30, 2008, 2007 and 2006, the Company reclassified gains of $12 million, $2 million and $70 million, respectively, from accumulated other comprehensive income to the consolidated statements of operations, based on the specific identification method.

Equity Earnings of Affiliates

The Company's share of the income of its equity affiliates is as follows:

For the years ended June 30,	2008	2007	2006
		(in millions)	
DBS equity affiliates	$138	$ 844	$ 723
Cable channel equity affiliates	98	98	68
Other equity affiliates	91	77	97
Total equity earnings of affiliates [(a)]	$327	$1,019	$888

(a) The Company's investment in several of its affiliates exceeded its equity in the underlying net assets at their acquisition by approximately $1.3 billion and $5.9 billion as of June 30, 2008 and 2007, respectively.

At June 30, 2008, the $1.3 billion represented the excess cost over the Company's proportionate share of its investments' underlying net assets. This has been allocated between intangibles with finite lives, indefinite-lived intangibles and goodwill. The finite lived intangibles primarily represent subscriber lists with a weighted average useful life of 8 years.

At June 30, 2007, the excess cost related to the Company's investment in DIRECTV was $4.1 billion which represented the excess of fair value over the Company's proportionate share of DIRECTV's underlying net assets as adjusted to record such net assets at fair value, most notably the adjustment to the carrying value of DIRECTV's SPACEWAY, PanAmSat, Hughes Software Systems and Hughes Network Systems, Inc. businesses and its deferred subscriber acquisition costs. In February 2008, the Company closed the transactions contemplated by the Share Exchange Agreement in which the Company exchanged 100% of the stock of a wholly-owned subsidiary that held the Company's approximate 41% interest in DIRECTV and other assets for Liberty's entire interest in the Company's common stock. (See Note 3—Acquisitions, Disposals and Other Transactions for further discussion of the Share Exchange Agreement)

In accordance with SFAS No. 142, the Company amortized $75 million and $96 million in fiscal 2008 and 2007, respectively, related to amounts allocated to finite-lived intangible assets. Such amortization is reflected in equity earnings of affiliates.

Fiscal Year 2008 Acquisitions, Disposals and Other Transactions

In March 2008, the Company and its joint venture partner completed a series of transactions and sold its entire interest in the cable systems in Taiwan, in which the Company maintained a minority interest ownership, to third parties for aggregate cash consideration of approximately $360 million. The Company recognized pre-tax gains totaling approximately $133 million on the sales included in Other, net in the consolidated statements of operations for the fiscal year ended June 30, 2008.

Effective September 30, 2007, National Geographic Television agreed to give the Company control over NGC US in which the Company has a 67% equity interest. Accordingly, the results of NGC US are included in the Company's consolidated results of operations beginning October 1, 2007.

During fiscal 2008, the Company effectively acquired an additional 27% stake in NGC Network (UK) Limited ("NGC UK") in exchange for a 23% interest in NGC Network International LLC ("NGC International") and a 14% interest in NGC Network Latin America LLC ("NGC Latin America"). As a result of this transaction, the Company owns 52% of NGC International, NGC Latin America and NGC UK. In January 2007, the Company obtained operating control over NGC International and NGC Latin America and has included their results in the Company's consolidated results of operations since January 2007. The Company has included the operating results of NGC UK in the Company's consolidated results for the fiscal year ended June 30, 2008.

In April 2008, the Company sold its interest in FOX Sports Net Bay Area for approximately $245 million. The Company recorded a gain of approximately $208 million on the disposal which is included in Other, net in the consolidated statements of operations.

During fiscal 2008, the Company, through a series of transactions, acquired a 25% ownership interest in Premiere for cash consideration of approximately $666 million. As of April 2008, the Company had acquired an interest in Premiere of greater than 20% and exercised significant influence over Premiere, accordingly the Company accounts for its investment in Premiere under the equity method of accounting.

In May 2008, the Company disposed of its entire interest (approximately 41%) in Gemstar's common stock in exchange for a cash payment of approximately $637 million and approximately 19 million shares of Macrovision Solutions Corporation ("Macrovision") common stock. The Company sold its shares of Macrovision common stock in June 2008. The Company recorded a net gain of approximately $112 million on the disposals which is included in Other, net in the consolidated statements of operations.

Fiscal Year 2007 Acquisitions and Disposals

In August 2006, the Company sold a portion of its equity investment in Phoenix Satellite Television Holdings Limited ("Phoenix"), representing a 19.9% stake, for approximately $164 million. The Company recognized a pre-tax gain of approximately $136 million on the sale included in Other, net in the consolidated statements of operations for the fiscal year ended June 30, 2007. The Company retained a 17.6% stake in Phoenix, which is accounted for under the cost method of accounting and, accordingly, the carrying value is adjusted to market value each reporting period as required under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

In August 2006, the Company completed the sale of its investment in SKY Brasil, a Brazilian DTH platform, to DIRECTV for approximately $300 million in cash which was received in fiscal 2005, resulting in a total pre-tax gain of $426 million on the sale. Of this total gain, the Company recognized a pre-tax gain of approximately $261 million in the fiscal year ended June 30, 2007. The Company deferred $165 million of its total gain, through a reduction in the DTV basis, due to its indirect interest through the Company's ownership of DIRECTV. As a result of the closing of the transactions contemplated by Share Exchange Agreement in February 2008, the Company exchanged 100% of the stock of a wholly-owned subsidiary that held the Company's approximate 41% interest in DIRECTV and other assets for Liberty's entire interest in the Company's common stock (See Note 3—Acquisitions, Disposals and Other Transactions for further discussion of the Share Exchange Agreement), and the Company recognized the previously deferred gain in the fiscal year ended June 30, 2008. The total gain of $426 million was greater than the total consideration received due to the recognition of losses in excess of the carrying amount of the investment as the Company was committed to provide further financial support to SKY Brasil. As a result of the sale of its investment in SKY Brasil, the Company was released from its SKY Brasil transponder lease guarantee and was released from its SKY Brasil credit agreement guarantee in January 2007.

In October 2006, the Company acquired a 7.3% share in Fairfax, an Australian newspaper publisher, for approximately $299 million. The Company sold its investment in Fairfax in May 2007. A loss of approximately $9 million on this sale was included in Other, net in the consolidated statements of operations for the fiscal year ended June 30, 2007.

In December 2006, the Company acquired 25% stakes in each of NGC International and NGC UK joint ventures for a combined total of approximately $154 million. These two joint ventures produce and distribute the National Geographic Channel in various international markets. The transaction increased the Company's interest in NGC International to 75% with National Geographic Television holding the remaining interest. In January 2007, National Geographic Television agreed to certain governance changes related to the operations of NGC International and NGC Latin America which gave the Company operating decision-making authority and control over these entities. Accordingly, the results of NGC International and NGC Latin America have been included in the Company's consolidated results of operations since January 2007.

Fiscal Year 2006 Disposals

In July 2005, the Company sold its entire cost investment in China Netcom Group Corporation ("China Netcom"). The Company's 1% investment in China Netcom was sold for total consideration of approximately $112 million. The Company recognized a gain of approximately $52 million on this sale included in Other, net in the consolidated statements of operations for the fiscal year ended June 30, 2006.

In February 2006, the Company completed its sale of its investment in Innova, a Mexican DTH platform, to DIRECTV for $285 million, resulting in a total pre-tax gain of $312 million on the sale. Of this total gain, the Company recognized a pre-tax gain of approximately $206 million in the fiscal year ended June 30, 2006. The Company deferred $106 million of its total gain, through a reduction in the DTV basis, due to its indirect interest in DIRECTV. As a result of the closing of the transactions contemplated by the Share Exchange Agreement in February 2008, the Company exchanged 100% of the stock of a wholly-owned subsidiary that held the Company's approximate 41% interest in DIRECTV and other assets for Liberty's entire interest in the Company's common stock (See Note 3—Acquisitions, Disposals and Other Transactions for further discussion of the Share Exchange Agreement), and the Company recognized the previously deferred gain in the fiscal year ended June 30, 2008. The total gain of $312 million was greater than the total consideration received due to the recognition of losses in excess of the carrying amount of the investment as the Company was committed to provide further financial support to Innova. Upon the closing of the Innova transaction, the Company was released from both its Innova transponder lease guarantee and its guarantee under Innova's credit agreement.

Impairments of cost method investments

The Company regularly reviews cost method investment for impairments based on criteria that include the extent to which the investment's carrying value exceeds its related market value, the duration of the market decline, the Company's ability to hold its investment until recovery and the investment's financial strength and specific prospects. In the fiscal years ended June 30, 2008, 2007 and 2006, the Company wrote down certain cost method investment by approximately $125 million, $2 million and $14 million, respectively. The write down in the fiscal year ended June 30, 2008 included a $114 million impairment related to an investment in an Asian premium movie channel that is reflected in Other, net in the consolidated statements of operations. The Company wrote down this investment due to a permanent impairment resulting from sustained losses and limited prospects for recovery.

Summarized financial information

Summarized financial information for significant equity affiliates, determined in accordance with Regulation S-X of the Securities Exchange Act of 1934, as amended, accounted for under the equity method is as follows:

For the years ended June 30,	2008	2007	2006
		(in millions)	
Revenues	$19,122	$24,682	$ 21,109
Operating income	2,633	4,100	3,068
Income from continuing operations	411	2,457	1,889
Net income	411	2,473	1,889

As of June 30,	2008	2007
	(in millions)	
Current assets	$ 6,531	$ 6,430
Non-current assets	17,894	17,885
Current liabilities	7,208	6,181
Non-current liabilities	10,026	10,064

On February 27, 2008, the Company closed the transaction contemplated by the Share Exchange Agreement in which the Company exchanged 100% of the stock of a wholly-owned subsidiary that held the Company's approximate 41% interest in DIRECTV (approximately 470 million shares) and other assets for Liberty's entire interest in the Company's common stock (See Note 3–Acquisitions, Disposals and Other Transactions for further discussion of the Share Exchange Agreement). The full, unaudited financial statements of DIRECTV for the period from July 1, 2007 to February 27, 2008 were not produced by DIRECTV in the ordinary course of business and as such are not available. Since the financial information for the 58 days ended February 27, 2008 was not available, the financial information for DIRECTV included above is for the six months ended December 31, 2007. However, DIRECTV is a separate reporting company whose financial statements are publicly available at *www.sec.gov*.

Note 7 PROPERTY, PLANT AND EQUIPMENT

As of June 30,	Useful Lives	2008	2007
		(in millions)	
Land		$ 395	$ 305
Buildings and leaseholds	2 to 50 years	3,777	2,864
Machinery and equipment	2 to 30 years	8,326	6,394
		12,498	9,563
Less accumulated depreciation and amortization		(5,960)	(4,838)
		6,538	4,725
Construction in progress		483	892
Total property, plant and equipment, net		$ 7,021	$ 5,617

Depreciation and amortization related to property, plant and equipment was $1,009 million, $769 million and $676 million for the fiscal years ended June 30, 2008, 2007, and 2006, respectively. This includes depreciation of set-top boxes at the DBS segment of $142 million, $119 million and $100 million for the fiscal years ended June 30, 2008, 2007 and 2006, respectively.

Total operating lease expense was approximately $497 million, $432 million and $358 million for the fiscal years ended June 30, 2008, 2007 and 2006, respectively.

Note 8 GOODWILL AND OTHER INTANGIBLE ASSETS

In accordance with SFAS No. 142, the Company's intangible assets and related accumulated amortization are as follows:

As of June 30,	Weighted average useful lives	2008	2007
		(in millions)	
FCC licenses [1]	Indefinite-lived	$ 6,910	$ 6,910
Distribution networks	Indefinite-lived	752	750
Publishing rights & imprints	Indefinite-lived	506	506
Newspaper mastheads [2]	Indefinite-lived	2,679	918
Other	Indefinite-lived	1,474	1,355
Intangible assets not subject to amortization		12,321	10,439
Film library, net of accumulated amortization of $101 million and $70 million as of June 30, 2008 and 2007, respectively	20 years	522	553
Other intangible assets, net of accumulated amortization of $376 million and $222 million as of June 30, 2008 and 2007, respectively [2]	3 – 25 years	1,617	711
Total intangibles, net		$14,460	$ 11,703

(1) Effective July 1, 2005, the Company adopted EITF D-108. EITF D-108 requires companies who have applied the residual value method in the valuation of acquired identifiable intangibles for purchase accounting and impairment testing to now use a direct value method. As a result of the adoption, the Company recorded a charge of $1.6 billion ($1 billion net of tax, or ($0.33) per diluted share of Class A Common Stock and ($0.28) per diluted share of Class B Common Stock) to reduce the intangible balances attributable to its television stations' FCC licenses. As required, this charge has been reflected as a cumulative effect of accounting change, net of tax in the consolidated statements of operations.

The direct valuation method used for FCC Licenses requires, among other inputs, the use of published industry data that are based on subjective judgments about future advertising revenues in the markets where the Company owns television stations. This method also involves the use of management's judgment in estimating an appropriate discount rate reflecting the risk of a market participant in the U.S. broadcast industry. The resulting fair values for FCC Licenses are sensitive to these long-term assumptions and any variations to such assumptions could result in an impairment to existing carrying values in future periods and such impairment could be material.

(2) Intangible balances increased primarily due to the acquisition of Dow Jones. (See Note 3–Acquisitions, Disposals and Other Transactions for further discussion of the purchase price allocation)

The changes in the carrying value of goodwill, by segment, are as follows:

	Balance as of June 30, 2007	Additions	Adjustments	Balance as of June 30, 2008
		(in millions)		
Filmed Entertainment	$ 1,071	$ –	$ –	$ 1,071
Television	3,284	–	–	3,284
Cable Network Programming	4,915	330	(174)	5,071
Direct Broadcast Satellite Television	592	–	97	689
Magazines & Inserts	257	–	–	257
Newspapers and Information Services	1,395	–	181	1,576
Book Publishing	2	–	–	2
Other	2,303	4,506	(139)	6,670
Total goodwill	$13,819	$4,836	$ (35)	$18,620

Goodwill balances increased $4,801 million during the fiscal year ended June 30, 2008, primarily as a result of new acquisitions. The increased goodwill balance at the Other segment arose from the acquisitions of Dow Jones and Photobucket (See Note 3–Acquisitions, Disposals and Other Transactions.) The consolidation of NGC US beginning October 1, 2007 led to an increase in goodwill at the Cable segment (See Note 6–Investments.) Adjustments primarily relate to an increase for foreign currency translation adjustments of $291 million and reductions for the finalization of purchase price allocations for previously announced acquisitions of $125 million and a reduction of $201 million due to the disposition of assets during fiscal 2008. Included in this $201 million was a $154 million reduction at the Cable Networks Programming segment as a result of the disposition of the Three RSNs in connection with the closing of the Share Exchange Agreement (See Note 3–Acquisitions, Disposals and Other Transactions.)

Amortization related to finite-lived intangible assets was $198 million, $110 million and $99 million for the fiscal years ended June 30, 2008, 2007 and 2006, respectively.

Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for each of the succeeding five fiscal years is as follows: 2009–$201 million, 2010–$209 million, 2011–$179 million, 2012–$157 million and 2013–$148 million. These amounts may vary as acquisitions and disposals occur in the future and as purchase price allocations are finalized.

Note 9 BORROWINGS

Description	Weighted average interest rate at June 30, 2008	Due date	Outstanding As of June 30, 2008	Outstanding As of June 30, 2007
			(in millions)	
Bank Loans [a]			$ 220	$ 192
Public Debt				
Senior notes issued under January 1993 indenture [b]	8.60%	2013 - 2034	2,234	2,217
Senior notes issued under March 1993 indenture [c][d]	6.74%	2009 - 2096	9,290	8,390
Liquid Yield Option™ Notes [e]		2021	75	72
Exchangeable securities [f]			1,692	1,631
Total public debt			13,291	12,310
Total borrowings			13,511	12,502
Less current portion			281	355
Long-term borrowings			$13,230	$ 12,147

At June 30, 2008, the fair value of interest bearing liabilities in aggregate amounts to $13.6 billion.

(a) In August 2006, the Company entered into a loan agreement with Raiffeisen Zentralbank Österreich AG ("RZB") and as of June 30, 2008, $194 million was outstanding under this loan agreement. The loan bears interest at LIBOR for a six month period plus a margin of up to 2.85% per annum dependent upon certain financial metrics. Principal amounts under the RZB loan are to be repaid in equal amounts every six months starting on the second anniversary of the date of the agreement until the fifth anniversary of the date of the agreement. At June 30, 2008, $55 million of the RZB loan was due within the next twelve months and has been classified as current borrowings. The loans are secured by certain guarantees, bank accounts and share pledges of the Company's Russian operating subsidiaries.

As part of the Dow Jones acquisition, the Company assumed total debt of $378 million which consisted of $225 million 3.875% notes due 2008, $131 million in commercial paper and a $22 million variable interest rate note. In December 2007, the Company retired all of the commercial paper outstanding and, in February 2008, the Company retired the $225 million 3.875% notes. As of June 30, 2008, only the $22 million variable interest rate note was outstanding. See Note 3–Acquisitions, Disposals and Other Transactions for further discussion of the Dow Jones acquisition.

(b) These notes are issued under the Amended and Restated Indenture dated as of January 28, 1993, as supplemented, among News America Incorporated, a subsidiary of the Company ("NAI"), the Company (the "Parent Guarantor") named therein and U.S. Bank National Association, as Trustee. These notes are direct unsecured obligations of NAI and rank pari passu with all other unsecured indebtedness of NAI. Redemption may occur, at the option of the holders, at 101% of the principal plus an accrued interest amount in certain circumstances where a change of control is deemed to have occurred. These notes are subject to certain covenants, which, among other things, restrict secured indebtedness to 10% of tangible assets and in certain circumstances limit new senior indebtedness.

(c) These notes are issued under the Amended and Restated Indenture dated as of March 24, 1993, as supplemented, among NAI, the Parent Guarantor named therein and The Bank of New York, as Trustee. These notes are direct unsecured obligations of NAI and rank pari passu with all other unsecured indebtedness of NAI. Redemption may occur, at the option of the holders, at 101% of the principal plus an accrued interest amount in certain circumstances where a change of control is deemed to have occurred. These notes are subject to certain covenants, which, among other things, restrict secured indebtedness to 10% of tangible assets and in certain circumstances limit new senior indebtedness.

(d) In December 2005, the Company issued $1,150 million of 6.40% Senior Notes due 2035 for general corporate purposes . The Company received proceeds of approximately $1,133 million on the issuance of this debt, net of expenses.

In March 2007, the Company issued $1,000 million of 6.15% Senior Notes due 2037 for general corporate purposes. The Company received proceeds of approximately $1,000 million on the issuance of this debt, net of expense.

In November 2007, the Company issued $1,250 million of 6.65% Senior Notes due 2037 for general corporate purposes. The Company received proceeds of approximately $1,237 million on the issuance of this debt, net of expense.

In January 2008, the Company retired its $350 million 6.625% Senior Notes due 2008.

The Company's 7.375% Senior Notes due October 2008 in the amount of $200 million are due within the next twelve months and are classified as current borrowings as of June 30, 2008.

(e) In February 2001, the Company issued Liquid Yield Option™ Notes ("LYONs") which pay no interest and had an aggregate principal amount at maturity of $1,515 million representing a yield of 3.5% per annum on the issue price. The remaining holders may exchange the notes at any time into Class A Common Stock or, at the option of the Company, the cash equivalent thereof at a fixed exchange rate of 24.2966 shares of Class A Common Stock per $1,000 note. The remaining LYONs are redeemable at the option of the holders on February 28, 2011 and February 28, 2016 at a price of $706.82 and $840.73, respectively. The Company, at its election, may satisfy the redemption amounts in cash, Class A Common Stock or any combination thereof. The Company can redeem the notes in cash at any time at specified redemption amounts.

On February 28, 2006, 92% of the LYONs were redeemed for cash at the specified redemption amount of $594.25 per LYON. Accordingly, the Company paid an aggregate of approximately $831 million to the holders of the LYONs that had exercised this redemption option. The pro-rata portion of unamortized deferred financing costs relating to the redeemed LYONs approximating $13 million was recognized and included in Other, net in the consolidated statements of operations for the fiscal year ended June 30, 2006.

The LYONs constitute senior indebtedness of NAI and rank equal in right of payment with all present and future senior indebtedness of NAI. The Parent Guarantor has fully and unconditionally guaranteed the LYONs. The LYONs, which have been recorded at a discount, are being accreted using the effective interest rate method.

(f) See Note 10–Exchangeable Securities

Ratings of Public Debt

The table below summarizes the Company's credit ratings as of June 30, 2008.

Rating Agency	Senior Debt	Outlook
Moody's	Baa 1	Stable
Standard & Poor's	BBB+	Stable

Original Currencies of Borrowings

Borrowings are payable in the following currencies:

As of June 30,	2008	2007
	(in millions)	
United States Dollars	$13,341	$12,370
Australian Dollars	144	127
Other currencies	26	5
Total borrowings	$ 13,511	$12,502

The impact of foreign currency movements on borrowings during the fiscal year ended June 30, 2008 was approximately $17 million.

In May 2007, NAI terminated its existing $1.75 billion Revolving Credit Agreement (the "Prior Credit Agreement") and entered into a new credit agreement (the "New Credit Agreement"), among NAI as Borrower, the Company as Parent Guarantor, the lenders named therein (the "Lenders"), Citibank, N.A. as Administrative Agent and JPMorgan Chase Bank, N.A. as Syndication Agent. The New Credit Agreement consists of a $2.25 billion five-year unsecured revolving credit facility with a sublimit of $600 million available for the issuance of letters of credit. Borrowings are in U.S. dollars only, while letters of credit are issuable in U.S. dollars or Euros. The significant terms of the New Credit Agreement include, among others, the requirement that the Company maintain specific leverage ratios and limitations on secured indebtedness. The Company pays a facility fee of 0.08% regardless of facility usage. The Company pays interest of a margin over LIBOR for borrowings and a letter of credit fee of 0.27%. The Company is subject to additional fees of 0.05% if borrowings under the facility exceed 50% of the committed facility. The interest and fees are based on the Company's current debt rating. Under the New Credit Agreement, NAI may request an increase in the amount of the credit facility up to a maximum amount of $2.5 billion. The New Credit Agreement is available for the general corporate purposes of NAI, the Company and its subsidiaries. The maturity date is in May 2012; however, NAI may request that the Lenders' commitments be renewed for up to two additional one year periods. At June 30, 2008, no amounts were outstanding under the New Credit Agreement.

Note 10 EXCHANGEABLE SECURITIES

TOPrS

In November 1996, the Company, through a trust (the "Exchange Trust") wholly-owned by NAI, issued 10 million 5% TOPrS for aggregate gross proceeds of $1 billion. Such proceeds were invested in (i) preferred securities representing a beneficial interest of NAI's 5% Subordinated Discount Debentures due November 12, 2016 (the "Subordinated Debentures") and (ii) 10,000,000 warrants to purchase from NAI ordinary shares of BSkyB (the "Warrants"). During fiscal 2003, approximately 85% of the Company's outstanding TOPrS and related warrants were redeemed. As of June 30, 2008, approximately 1.5 million TOPrS and 1 million warrants remain outstanding. These investments represent the sole assets of the Exchange Trust. Cumulative cash distributions are payable on the TOPrS at an annual rate of 5%. The TOPrS have a mandatory redemption date of November 12, 2016 or earlier to the extent of any redemption by NAI of any Subordinated Debentures or Warrants. The Company has the right to pay cash equal to the market value of the BSkyB ordinary shares for which the Warrants are exercisable in lieu of delivering freely tradable shares. The Company and certain of its direct and indirect subsidiaries have certain obligations relating to the TOPrS, the preferred securities representing a beneficial interest in the Subordinated Debentures, the Subordinated Debentures and Warrants which amount to a full and unconditional guarantee of the respective issuer's obligations with respect thereto.

The total net proceeds from the issuance of the TOPrS were allocated between the fair value of the obligation and the fair value of the Warrants on their date of issuance. The fair value of the Warrants is determined at the end of each period using the Black-Scholes method. The original fair value of the obligation has been recorded in non-current borrowings and in accordance with SFAS No. 133, the Warrants are reported at fair value and in non-current other liabilities. The fair value of the obligation is accreted to its maturity value through the effective interest method. (See Note 22–Additional Financial Information) A significant variance in the price of the underlying stock could have a material impact on the operating results of the Company.

As of June 30, 2008, $131 million and $17 million of the TOPrS were included in borrowings and non-current liabilities, respectively, on the consolidated balance sheet. As of June 30, 2007, $129 million and $35 million of the TOPrS were included in borrowings and non-current liabilities, respectively, on the consolidated balance sheet.

BUCS

During fiscal 2003, News Corporation Finance Trust II (the "Trust") issued an aggregate of $1.655 billion 0.75% BUCS representing interests in debentures issued by NAI and guaranteed on a senior basis by the Company and certain of its subsidiaries. The net proceeds from the BUCS issuance were used to purchase approximately 85% of the Company's outstanding TOPrS. The BUCS are exchangeable at the holders' option into BSkyB ordinary shares based on an exchange ratio of 77.09 BSkyB ordinary shares per $1,000 original liquidation amount of BUCS. The Trust may pay the exchange market value of each BUCS in cash, by delivering ordinary shares of BSkyB or a combination of cash and ordinary shares of BSkyB.

The holders also have the right to tender the BUCS for redemption on March 15, 2010, March 15, 2013 or March 15, 2018 for payment of the adjusted liquidation preference plus accrued and unpaid distributions and any final period distribution in, at the Company's election, cash, BSkyB ordinary shares, the Company's Class A Common Stock or any combination thereof.

The Company may redeem the BUCS for cash, BSkyB ordinary shares or a combination thereof in whole or in part, at any time on or after March 20, 2010, at the adjusted liquidation preference of the BUCS plus any accrued and unpaid distributions and any final period distribution thereon.

The total net proceeds from the issuance of the BUCS were allocated between the fair value of the obligation and the fair value of the exchange feature. The fair values of the obligation and the exchange feature were determined by pricing the issuance with and without the exchange feature. The original fair value of the obligation has been recorded in non-current borrowings and in accordance with SFAS No. 133, the call option feature of the exchangeable debentures is reported at fair value and in non-current other liabilities. The fair value of the obligation is being accreted to its maturity value through the effective interest method. (See Note 22–Additional Financial Information) A significant variance in the price of the underlying stock could have a material impact on the operating results of the Company.

As of June 30, 2008, $1,561 million and $64 million of the BUCS were included in non-current borrowings and other non-current liabilities, respectively, on the consolidated balance sheet. As of June 30, 2007, $1,502 million and $352 million of the BUCS were included in borrowings and non-current liabilities, respectively, on the consolidated balance sheet.

Note 11 FILM PRODUCTION FINANCING

The Company enters into arrangements with third parties to co-produce many of its theatrical productions. These arrangements, which are referred to as co-financing arrangements, take various forms. The parties to these arrangements include studio and non-studio entities, both domestic and foreign. In several of these agreements, other parties control certain distribution rights. The Filmed Entertainment segment records the amounts received for the sale of an economic interest as a reduction of the cost of the film, as the investor assumes full risk for that portion of the film asset acquired in these transactions. The substance of these arrangements is that the third-party investors own an interest in the film and, therefore, receive a participation based on the third-party investor's contractual interest in the profits or losses incurred on the film. Consistent with the requirements of SOP 00-2, the estimate of the third-party investor's interest in profits or losses incurred on the film is determined by reference to the ratio of actual revenue earned to date in relation to total estimated ultimate revenues.

Note 12 STOCKHOLDERS' EQUITY

Preferred Stock and Common Stock

Under the News Corporation Restated Certificate of Incorporation, the Company's Board of Directors (the "Board") is authorized to issue shares of preferred stock or common stock at any time, without stockholder approval, and to determine all the terms of those shares, including the following:

(i) the voting rights, if any, except that the issuance of preferred stock or series common stock which entitles holders thereof to more than one vote per share requires the affirmative vote of the holders of a majority of the combined voting power of the then outstanding shares of the Company's capital stock entitled to vote generally in the election of directors;
(ii) the dividend rate and preferences, if any, which that preferred stock or common stock will have compared to any other class; and
(iii) the redemption and liquidation rights and preferences, if any, which that preferred stock or common stock will have compared to any other class.

Any decision by the Board to issue preferred stock or common stock must, however, be taken in accordance with the Board's fiduciary duty to act in the best interests of the Company's stockholders. The Company is authorized to issue 100,000,000 shares of preferred stock, par value $0.01 per share, of which 9,000,000 preferred shares have been designated as Series A Junior Participating Preferred Stock, par value $0.01 per share. As of June 30, 2008, there were no shares of preferred stock, including Series A Junior Participating Preferred Stock, issued and outstanding. The Board has the authority, without any further vote or action by the stockholders, to issue preferred stock in one or more series and to fix the number of shares, designations, relative rights (including voting rights), preferences, qualifications and limitations of such series to the full extent permitted by Delaware law.

The Company has two classes of common stock that are authorized and outstanding, non-voting Class A Common Stock and voting Class B Common Stock. Class A Common Stock carried the right to dividends in the amount equal to 120% of the aggregate of all dividends declared on a share of Class B Common Stock through fiscal 2007. Subsequent to the final fiscal 2007 dividend payment, shares of Class A Common Stock ceased to carry any rights to a greater dividend than shares of Class B Common Stock.

As of June 30, 2008, there were approximately 52,000 holders of record of shares of Class A Common Stock and 1,500 holders of record of Class B Common Stock.

In the event of a liquidation or dissolution of the Company, or a portion thereof, holders of Class A Common Stock and Class B Common Stock shall be entitled to receive all of the remaining assets of the Company available for distribution to its stockholders, ratably in proportion to the number of shares held by Class A Common Stock holders and Class B Common Stock holders, respectively. In the event of any merger or consolidation with or into another entity, the holders of Class A Common Stock and the holders of Class B Common Stock shall be entitled to receive substantially identical per share consideration.

Stockholder Rights Plan

In fiscal 2005, the Board adopted a stockholder rights plan (the "Rights Plan"). Under the Rights Plan, each stockholder of record received a distribution of one right for each share of voting and non-voting common stock of the Company (the "Rights").

On August 8, 2006, in accordance with the terms of the settlement of a lawsuit regarding the Company's stockholder rights plan, the Board approved the adoption of an Amended and Restated Rights Plan, as amended (the "Rights Plan"), extending the term of the Company's original stockholder rights plan from November 7, 2007 to October 20, 2008. Pursuant to the terms of the settlement, on October 20, 2006, the Rights Plan was approved by a vote of the Company's Class B stockholders at the Company's 2006 annual meeting of stockholders. On April 15, 2008, the Company entered into an amendment to the Rights Plan to amend the final expiration date of the rights issued pursuant to the Rights Plan (the "Rights") from October 20, 2008 to April 15, 2008. Accordingly, the Rights expired at the close of business on April 15, 2008 and the Rights Plan was terminated and is of no further force and effect.

Stock Repurchase Program

In June 2005, the Company announced a stock repurchase program under which the Company is authorized to acquire from time to time up to an aggregate of $3 billion in Class A Common Stock and Class B Common Stock. In May 2006, the Company announced that the Board had authorized increasing the total amount of the stock repurchase program to $6 billion. The Company repurchased approximately 20 million and 58 million shares during the fiscal year ended June 30, 2008 and 2007, respectively. The remaining authorized amount at June 30, 2008 under the Company's stock repurchase program was approximately $1,761 million, excluding commissions.

The program may be suspended or discontinued at any time.

Dividends

The total dividends declared related to fiscal 2008 results were $0.12 per share of Class A Common Stock and Class B Common Stock. In August 2008, the Company declared the final dividend on fiscal 2008 results of $.06 per share for Class A Common Stock and Class B Common Stock. This together with the interim dividend of $0.06 per share of Class A Common Stock and Class B Common Stock constitute the total dividend relating to fiscal 2008.

For the years ended June 30,	2008	2007	2006
Cash dividends paid per share			
Class A	$0.12	$0.12	$0.13
Class B	$0.11	$0.10	$0.13

Note 13 EQUITY BASED COMPENSATION

News Corporation 2005 Long-Term Incentive Plan

The Company has adopted the News Corporation 2005 Long-Term Incentive Plan (the "2005 Plan") under which equity based compensation, including stock options, restricted stock, restricted stock units ("RSUs") and other types of awards, may be granted. Such equity grants under the 2005 Plan will generally vest over a four-year period and expire ten years from the date of grant. The Company's employees and directors are entitled to participate in the 2005 Plan. The Compensation Committee of the Board (the "Compensation Committee") determines the recipients, type of award to be granted and amounts of awards to be granted under the 2005 Plan. Stock options awarded under the 2005 Plan will be granted at exercise prices which are equal to or exceed the market price at the date of grant. The 2005 Plan replaced the News Corporation 2004 Stock Option Plan under which no additional stock options will be granted. The maximum number of shares of Class A Common Stock that may be issued under the 2005 Plan is 165 million shares. The remaining shares available for issuance under the 2005 Plan at June 30, 2008 were approximately 144 million. The Company will issue new shares of Class A Common Stock for award upon exercises of stock options or vesting of stock-settled RSUs.

The fair value of equity based compensation under the 2005 Plan will be calculated according to the type of award issued.

Stock options and Stock Appreciation Rights ("SARs") issued under the 2005 Plan or under the NDS Group plc executive share option schemes will be fair valued using a Black-Scholes option valuation method that uses the following assumptions: expected volatility is based on the historical volatility of the shares underlying the option; expected term of awards granted is derived from the historical activity of the Company's awards and represents the period of time that the awards granted are expected to be outstanding; weighted average risk-free interest rate is an average of the interest rates of U.S. or U.K. government bonds with similar lives on the dates of the stock option grants; and dividend yield was calculated as an average of a ten year history of the Company's yearly dividend divided by the fiscal year's closing stock price.

RSU awards are grants that entitle the holder to shares of Class A Common Stock or the value of shares of Class A Common Stock as the award vests, subject to the 2005 Plan and such other terms and conditions as the Compensation Committee may establish. RSUs issued under the 2005 Plan are fair valued based upon the fair market value of Class A Common Stock on the grant date. Any person who holds RSUs shall have no ownership interest in the shares of Class A Common Stock to which such RSUs relate until and unless shares of Class A Common Stock are delivered to the holder. All shares of Class A Common Stock reserved for cancelled or forfeited equity-based compensation awards or for awards that are settled in cash become available for future grants. Certain RSU awards are settled in cash and are subject to terms and conditions of the 2005 Plan and such other terms and conditions as the Compensation Committee may establish. The Company recognized a tax benefit on vested RSUs of $4 million for both the fiscal years ended June 30, 2008 and 2007.

During the fiscal years ended June 30, 2008, 2007 and 2006, the Company issued 7.5 million, 1.8 million and 16.2 million RSUs, respectively, which primarily vest over four years. Outstanding RSUs as of June 30, 2008, 2007 and 2006 are payable in shares of the Class A Common Stock, upon vesting, except for approximately 2.9 million RSUs that will be settled in cash. RSUs granted to executive directors are settled in cash and certain awards granted to employees in certain foreign locations are settled in cash. During the fiscal years ended June 30, 2008, 2007 and 2006, approximately 767,000, 951,000 and 170,000 were settled in cash, respectively. At June 30, 2008 and 2007, the liability for cash-settled RSUs was approximately $80 million and $47 million, respectively.

The following table summarizes the activity related to the Company's RSUs to be settled in stock (RSUs in thousands):

	Fiscal 2008		Fiscal 2007		Fiscal 2006	
	Restricted stock units	Weighted average grant-date fair value	Restricted stock units	Weighted average grant-date fair value	Restricted stock units	Weighted average grant-date fair value
(Shares in thousands)						
Unvested restricted stock units at beginning of the year	10,053	$15.70	12,861	$15.37	–	$ –
Granted [1]	6,161	21.16	1,317	19.28	13,187	15.38
Vested	(4,421)	17.23	(3,632)	15.82	(125)	16.93
Cancelled	(491)	17.28	(493)	15.74	(201)	15.24
Unvested restricted stock units at the end of the year	11,302	$18.01	10,053	$15.70	12,861	$15.37

(1) Includes 357,000 stock settled RSUs issued as a result of the acquisition of Dow Jones. See Note 3—Acquisitions, Disposals and Other Transactions.

In fiscal 2007 and 2008, a group of executives responsible for various business units within the Company had the opportunity to earn a grant of RSUs under the 2005 Plan. These awards (the "LTIP") were conditioned upon the attainment of pre-determined operating profit goals for fiscal 2007 and 2008 by the executive's particular business unit. If the actual fiscal 2007 and 2008 operating profit of the executive's business unit as compared to its pre-determined target operating profit for the fiscal year was within a certain performance goal range, the executive was entitled to receive a grant of RSUs under the LTIP. To the extent that it was determined that the business unit's actual fiscal 2007 or 2008 operating profit fell within the performance goal range for that fiscal year, the executive received a percentage of his or her annualized base salary, ranging from 0% to 100%, in time-vested RSUs representing shares of our Class A Common Stock. The RSUs are generally payable in shares of Class A Common Stock. In fiscal 2008, approximately 3.9 million RSUs were issued in connection with these fiscal 2007 LTIP awards, fifty percent of which vested as of August 15, 2008. The remaining balance will vest in two equal annual installments, subject to the individual's continued employment with the Company. In fiscal 2009, approximately 7.3 million RSUs were issued in connection with these fiscal 2008 LTIP awards, twenty-five percent of which will vest on August 15, 2008. The remaining balance will vest in three equal annual installments, subject to the individual's continued employment with the Company.

News Corporation 2004 Stock Option Plan and 2004 Replacement Stock Option Plan

As a result of the Company's reorganization in November 2004, all preferred limited voting ordinary shares which the Company issued stock options over were cancelled and holders received in exchange stock options for shares of Class A Common Stock on a one-for-two basis with no change in the original terms under the News Corporation 2004 Stock Option Plan and 2004 Replacement Stock Option Plan (collectively, the "2004 Plan"). In addition, all other outstanding stock options to purchase preferred limited voting ordinary shares were adjusted to be exercisable into shares of Class A Common Stock subject to the one-for-two share exchange. Prior to the Company's reorganization in November 2004, stock options were granted to employees with Australian dollar exercise prices.

Under the 2004 Plan, equity grants generally vest over a four-year period and expire ten years from the date of grant. The equity awards were granted with exercise prices that are equal to or exceed the market price at the date of grant and were valued, in Australian dollars. The 2004 Plan automatically terminates in 2014.

Other

The Company operates employee share ownership schemes in the United Kingdom and Ireland. These plans enable employees to enter into fixed-term savings contracts with independent financial institutions linked to an option for Class A Common Stock. The savings contracts can range from three to seven years with an average expected life of four years. During the fiscal years ended June 30, 2008, 2007 and 2006, the Company granted approximately 493,000, 256,000 and 341,000 stock options under this scheme, respectively.

The following table summarizes information about the Company's stock option transactions for all the Company's stock option plans (options in thousands):

	Fiscal 2008			Fiscal 2007			Fiscal 2006		
	Options	Weighted average exercise price		Options	Weighted average exercise price		Options	Weighted average exercise price	
		(in US$)	(in A$)		(in US$)	(in A$)		(in US$)	(in A$)
Outstanding at the beginning of the year	85,358	$15.52	$26.18	110,881	$14.52	$24.50	131,367	$13.97	$23.35
Granted [1]	7,643	19.65	*	256	17.72	*	935	16.36	*
Exercised	(5,719)	10.35	16.49	(24,719)	11.04	18.59	(16,102)	10.32	16.74
Cancelled	(1,537)	15.84	26.46	(1,060)	16.01	28.40	(5,319)	13.98	24.27
Outstanding at the end of the year	85,745	$16.23	$26.74	85,358	$15.52	$26.18	110,881	$14.52	$24.50
Vested and unvested expected to vest at June 30, 2008	85,745								
Exercisable at the end of the year	83,715			83,521			102,055		
Weighted average fair value of options granted		$ 4.28	*		$ 8.83	*		$ 4.20	*

(1) Fiscal 2008 includes options issued as a result of the acquisition of Dow Jones. (See Note 3—Acquisitions, Disposals and Other Transactions.)
* Granted in U.S. dollars.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in fiscal years ended June 30:

	2008	2007	2006
Weighted average risk free interest rate	3.10%	4.50%	4.94%
Dividend yield	0.6%	0.7%	0.7%
Expected volatility	22.16%	26.98%	29.52%
Maximum expected life of options	7 years	7 years	7 years

The fair value of each outstanding stock option award under the 2004 Plan was estimated on the date of grant using the Black-Scholes option valuation model that uses the following assumptions: expected volatility was based on historical volatility of the Class A Common Stock; expected term of stock options granted was derived from the historical activity of the Company's stock options and represented the period of time that stock options granted were expected to be outstanding; weighted average risk-free interest rate was an average of the interest rates of U.S. government bonds with similar lives on the dates of the stock option grants; and dividend yield was calculated as an average of a ten year history of the Company's yearly dividend divided by the fiscal year's closing stock price.

The exercise prices for the stock options issued prior to the Company's reorganization in November 2004 are in Australian dollars. The U.S. dollar equivalents presented above have been converted at historical exchange rates; therefore, the proceeds from the exercise of these options may differ due to fluctuations in exchange rates in periods subsequent to the date of the grants.

The Company issued 1,325,000 SARs in both fiscal 2005 and fiscal 2004 at exercise prices of $15.20 and $12.99, respectively. At June 30, 2008, 703,125 of the SARs issued in fiscal 2005 and 937,500 of the SARs issued in fiscal 2004 were vested and exercisable. No SARs have been issued since fiscal 2005.

The following table summarizes information about the Company's stock option transactions (options in thousands):

Tranches	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Exercisable Options	Weighted Average Exercise Price
(in US$)		(in US$)			(in US$)
$3.14 to $3.93	5	3.58	4.14	5	3.58
$6.83 to $10.08	15,167	8.97	3.69	15,167	8.97
$10.40 to $15.58	37,902	13.13	3.23	36,067	13.10
$16.41 to $23.25	20,628	20.53	2.18	20,433	20.56
$25.17 to $27.74	12,024	27.74	1.35	12,024	27.74
$40.08 to $59.32	19	46.49	1.09	19	46.49
	85,745	$ 16.23		83,715	$ 16.28

NDS Option Schemes

NDS has three executive share option schemes ("the NDS Plans"). The NDS Plans provide for the grant of options to purchase Series A ordinary shares in NDS with a maximum term of ten years. Stock options granted under the NDS Plans vest over a four-year period. The NDS Plans authorize stock options to be granted subject to a maximum of 10% of the ordinary shares of NDS on issue at the date of grant. All NDS employees are entitled to participate in the NDS Plans, however (with the exception of the employee share ownership schemes which are open to all), management determines to whom and how many stock options are granted.

A summary of the NDS stock options (options in thousands):

	Fiscal 2008		Fiscal 2007		Fiscal 2006	
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price
		(in US$)		(in US$)		(in US$)
Outstanding at the beginning of the year	2,790	$29.05	3,691	$26.28	4,338	$ 18.17
Granted	–	–	–	–	942	43.13
Exercised	(470)	20.31	(846)	16.68	(1,555)	14.00
Cancelled	(32)	37.30	(55)	33.64	(34)	20.05
Outstanding at the end of the year	2,288	$30.72	2,790	$29.05	3,691	$26.28
Vested and unvested expected to vest at June 30, 2008	2,269					
Exercisable at the end of the year	1,808		1,841		2,150	
Weighted average fair value of options granted		$ –		$ –		$29.42

NDS 2006 Long-Term Incentive Plan

In October 2006, NDS shareholders approved the NDS 2006 Long-Term Incentive Plan (the "NDS LTIP"), which provides for awards of stock options to purchase NDS Series A ordinary shares ("NDS shares"), restricted awards, conditional awards, stock appreciation rights or awards of NDS shares, the terms and conditions of which are described in the NDS LTIP. American Depositary Receipts representing NDS shares are given to recipients in respect of any awards of NDS shares. The maximum number of NDS shares that may be issued or delivered under the NDS LTIP is 10,000,000 shares. There will be no further stock options granted under two of NDS's existing stock option plans: The NDS 1997 Executive Share Option Scheme or The NDS 1999 Executive Share Option Scheme. However, further grants may be made under the NDS U.K. Approved Share Option Scheme, which will be treated as a sub-scheme of the NDS LTIP.

During the fiscal years ended June 30, 2008 and June 30, 2007, fixed conditional awards over an aggregate of 24,500 NDS shares and 43,500 NDS shares, respectively, were awarded to certain employees and directors of NDS. The fiscal 2008 fixed conditional awards vest in four equal annual installments beginning on August 15, 2008 and the fiscal 2007 fixed conditional awards vest in four equal annual installments beginning on August 15, 2007, each subject to, among other conditions, the individual's continued employment with NDS. The grant date fair value of the fiscal 2008 fixed conditional awards was $55.91 per share, and the grant date fair value of the fiscal 2007 fixed conditional awards was $51.57 per share.

In addition, during the fiscal years ended June 30, 2008 and June 30, 2007, certain employees and executives of NDS had the opportunity to earn grants of NDS shares under the NDS LTIP conditioned upon the attainment of pre-determined operating income goals for the applicable fiscal year ("Performance-Based Conditional Awards"). To the extent that it was determined that NDS' actual operating income for the applicable fiscal year fell within the performance goal range, the employees or executives received a percentage of his or her annualized base salary, ranging from 0% to 45% for the vast majority of recipients; however, the range for some recipients was from 0% to up to 187.5% for the fiscal year ended June 30, 2008 and from 0% to up to 225% for the fiscal year ended June 30, 2007. The Performance-Based Conditional Awards are paid in time-vested NDS shares. In August 2008, 436,394 NDS shares were awarded in satisfaction of the Fiscal 2008 Performance-Based Conditional Awards. In August 2007, 286,841 NDS shares were awarded in satisfaction of the Fiscal 2007 Performance-Based Conditional Awards. The Fiscal 2008 Performance-Based Conditional Awards vest in four equal annual installments beginning on August 15, 2008 and the Fiscal 2007 Performance-Based Conditional Awards vest in four equal annual installments beginning on August 15, 2007, each subject to, among other conditions, the individual's continued employment with NDS. The grant date fair value of the Fiscal 2008 Performance-Based Conditional Awards was $55.91 per share, and the grant date fair value of the Fiscal 2007 Performance-Based Conditional Awards was $51.57 per share.

The following table summarizes the Company's equity-based compensation:

For the years ended June 30,	2008	2007 (in millions)	2006
Equity-based compensation	$153	$ 131	$132
Cash received from exercise of equity-based compensation	$ 80	$366	$222
Total intrinsic value of options exercised	$ 54	$208	$123

At June 30, 2008, the Company's total compensation cost related to non-vested stock options, SARs and RSUs not yet recognized for all plans presented was approximately $296 million, the majority of which is expected to be recognized over the next three fiscal years. Compensation expense on all stock-based awards is recognized on a straight line basis over the vesting period of the entire award.

The Company recognized a tax benefit on stock options exercised of $13 million, $68 million and $35 million for the fiscal years ended June 30, 2008, 2007 and 2006, respectively.

Note 14 RELATED PARTIES

Director transactions

Mr. Stanley Shuman, who served as a Director of the Company through October 2005 and was named Director Emeritus effective October 2005, is a Managing Director of Allen & Company LLC, a U.S. based investment bank, which provided investment advisory services to the Company. Total fees paid to Allen & Company LLC were $7.5 million, nil and $6.1 million, in fiscal 2008, 2007 and 2006, respectively.

Mr. José María Aznar, a Director of the Company, holds a 50% interest in Famaztella S.L. ("Famaztella"), a private consulting firm, which provided advisory services to the Company related to its global corporate strategy. Since September 1, 2004, Famaztella received €10,000 per month for its services. The consultancy agreement between Famaztella and the Company was terminated on June 20, 2006, immediately preceding Mr. Aznar's appointment to the Board.

Freud Communications, which is controlled by Matthew Freud, Mr. K.R. Murdoch's son-in-law, provided external support to the press and publicity activities of the Company during fiscal years 2008, 2007 and 2006. The fees paid by the Company to Freud Communications were approximately $669,000 in fiscal 2008 and $500,000 in each of fiscal 2007 and 2006. At June 30, 2008, there were no outstanding amounts due to or from Freud Communications.

The Company has engaged Mrs. Wendi Murdoch, the wife of Mr. K.R. Murdoch, the Company's Chairman and Chief Executive Officer, to provide strategic advice for the development of the MySpace business in China. The fees paid to Mrs. Murdoch pursuant to this arrangement are $100,000 per annum and Mrs. Murdoch received $100,000 and $83,333 in the fiscal year ended June 30, 2008 and 2007, respectively. Mrs. Murdoch is a Director of MySpace China Holdings Limited ("MySpace China"), a joint venture in which the Company owns a 51.5% interest on a fully diluted basis, which licenses the technology and brand to the local company in China that operates the MySpace China website. Similar to other Directors of MySpace China, Mrs. Murdoch received options over 2.5% of the fully diluted shares of MySpace China, that will vest over four years under the MySpace China option plan. There were no fees paid to Mrs. Murdoch in fiscal 2006.

The Shine Group ("Shine"), a television production and distribution company, is controlled by Ms. Elisabeth Murdoch, the daughter of Mr. K.R. Murdoch. Through the normal course of business, certain subsidiaries of the Company have entered into various production and distribution arrangements with Shine. Pursuant to these arrangements, the Company paid Shine an aggregate of approximately $453,000 and $300,000 in the fiscal years ended June 30, 2008 and 2007, respectively. No amounts were paid to Shine in fiscal 2006.

Mr. Mark Hurd, a Director of the Company, is also the Chairman and Chief Executive Officer of Hewlett-Packard Company ("HP"). Through the normal course of business, HP sells certain equipment and provides services to the Company and its subsidiaries pursuant to a worldwide agreement entered into by the Company and HP in August 2007. Pursuant to this agreement, the Company paid HP approximately $68 million in the fiscal year ended June 30, 2008.

Dr. Roderick R. Paige was a Director of the Company until February 2008. Upon his resignation from the Board, the Company and Dr. Paige entered into a consultancy arrangement pursuant to which Dr. Paige advises the Company on certain educational matters. The fees paid by the Company to Dr. Paige pursuant to this arrangement are $240,000 per annum and Dr. Paige received $90,668 in the fiscal year ended June 30, 2008. Other than fees related to his Directorship, no amounts were paid to Dr. Paige in fiscal 2006 or fiscal 2007.

Other related entities

In the ordinary course of business, the Company enters into transactions with related parties, such as equity affiliates, to purchase and/or sell advertising, the sale of programming, administrative services and supplying digital technology and services for digital pay television platforms. The following table sets forth the net revenue from related parties included in the consolidated statements of operations:

For the years ended June 30,	2008	2007 (in millions)	2006
Related party revenue, net of expense	$1,298	$1,173	$1,143

The following table sets forth the amount of accounts receivable due from and payable to related parties outstanding on the consolidated balance sheets:

As of June 30,	2008 (in millions)	2007
Accounts receivable from related parties	$284	$459
Accounts payable to related parties	279	181

Liberty Transaction

In February 2008, the Company closed transactions contemplated by the Share Exchange Agreement with Liberty. Pursuant to the terms of the Share Exchange Agreement, Liberty exchanged its entire interest in the Company's common stock for 100% of a wholly-owned subsidiary, whose holdings consisted of the Company's approximate 41% interest in DIRECTV, the Three RSNs and $625 million in cash. As a result of the closing of the transaction contemplated by the Share Exchange Agreement, Liberty ceased to be a related party in February 2008. (See Note 3—Acquisitions, Disposals and Other Transactions for further discussion of the Share Exchange Agreement.)

Note 15 COMMITMENTS AND CONTINGENCIES

The Company has commitments under certain firm contractual arrangements ("firm commitments") to make future payments. These firm commitments secure the future rights to various assets and services to be used in the normal course of operations. The following table summarizes the Company's material firm commitments as of June 30, 2008.

	Payments Due by Period				
As of June 30, 2008	Total	1 year	2-3 years (in millions)	4-5 years	After 5 years
Contracts for capital expenditure					
Land and buildings	$ 13	$ 13	$ –	$ –	$ –
Plant and machinery	229	222	5	2	–
Operating leases [a]					
Land and buildings	3,550	352	650	544	2,004
Plant and machinery	982	200	245	192	345
Other commitments					
Borrowings	11,819	281	261	528	10,749
Exchangeable securities	1,692	–	–	1,561	131
News America Marketing [b]	368	101	144	94	29
Sports programming rights [c]	16,866	3,072	4,555	3,327	5,912
Entertainment programming rights	3,799	1,843	1,476	272	208
Other commitments and contractual obligations [d]	2,665	659	823	585	598
Total commitments, borrowings and contractual obligations	$41,983	$6,743	$8,159	$7,105	$19,976

The Company also has certain contractual arrangements in relation to certain investees that would require the Company to make payments or provide funding if certain circumstances occur ("contingent guarantees"). The Company does not expect that these contingent guarantees will result in any material amounts being paid by the Company in the foreseeable future. The timing of the amounts presented in the table below reflect when the maximum contingent guarantees will expire and does not indicate that the Company expects to incur an obligation to make payments during that time frame.

	As of June 30, 2008				
		Amount of Guarantees Expiration Per Period			
	Total Amounts Committed	1 year	2-3 years	4-5 years	After 5 years
Contingent guarantees:	(in millions)				
Programming rights (e)	$502	$31	$162	$80	$229
Other	62	42	12	8	–
	$564	$73	$174	$88	$229

(a) The Company leases transponders, office facilities, warehouse facilities, equipment and microwave transmitters used to carry broadcast signals. These leases, which are classified as operating leases, expire at certain dates through fiscal 2090. In addition, the Company leases various printing plants, which leases expire at various dates through fiscal 2095.

(b) News America Marketing Group ("NAMG"), a leading provider of in-store marketing products and services primarily to consumer packaged goods manufacturers, enters into agreements with retailers to rent space for the display of point of service advertising.

(c) The Company's contract with Major League Baseball ("MLB") gives the Company rights to broadcast certain regular season and post season games, as well as exclusive rights to broadcast MLB's World Series and All-Star Game through the 2013 MLB season.

Under the Company's contract with the National Football League ("NFL"), remaining future minimum payments for program rights to broadcast certain football games are payable over the remaining term of the contract through fiscal 2012.

The Company's contracts with the National Association of Stock Car Auto Racing ("NASCAR") give the Company rights to broadcast certain races and ancillary content through calendar year 2014.

Under the Company's contract with the Bowl Championship Series ("BCS"), remaining future minimum payments for program rights to broadcast the BCS are payable over the remaining term of the contract through fiscal 2010.

Under the Company's contract with the Big Ten Conference, remaining future minimum payments for program rights to broadcast certain Big Ten Conference sporting events are payable over the remaining term of the contract through fiscal 2032.

In addition, the Company has certain other local sports broadcasting rights.

(d) Includes obligations relating to third party printing contracts, television rating services, a distribution agreement and paper purchase obligations.

(e) A joint-venture in which the Company owns a 50% equity interest, entered into an agreement for global programming rights. Under the terms of the agreement, the Company and the other joint-venture partner have jointly guaranteed the programming rights obligation.

In accordance with SFAS No. 87, "Employers' Accounting for Pensions," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," the total accrued benefit liability for pension and other postretirement benefit plans recognized as of June 30, 2008 was approximately $670 million (see Note 16—Pensions and Other Postretirement Benefits). This amount is effected by, among other items, statutory funding levels, changes in plan demographics and assumptions, and investment return on plan assets. Because of the current overall funded status of our material plans, the accrued liability does not represent expected near-term liquidity needs and accordingly the Company did not include this amount in the contractual obligations table.

Contingencies

NDS

Echostar Litigation

On June 6, 2003, Echostar Communications Corporation, Echostar Satellite Corporation, Echostar Technologies Corporation and Nagrastar L.L.C. (collectively, "Echostar") filed an action against NDS in the United States District Court for the Central District of California. That complaint purported to allege claims for violation of the Digital Millennium Copyright Act ("DMCA"), the Communications Act of 1934 ("Communications Act"), the Electronic Communications Privacy Act, the Computer Fraud and Abuse Act, California's Unfair Competition Law ("UCL") and the federal Racketeer Influenced and Corrupt Organizations ("RICO") statute. The complaint also purported to allege claims for civil conspiracy, misappropriation of trade secrets and interference with prospective business advantage. The complaint sought injunctive relief, unspecified compensatory and exemplary damages and restitution. Extensive motion practice ensued regarding this complaint, regarding subsequent complaints filed by Echostar, and regarding counterclaims asserted by NDS.

The trial of this case began April 9, 2008. Echostar's claims under the DMCA, the Communications Act, the California Penal Code, and RICO were tried to the jury, Echostar's UCL claim was tried to the court and NDS' counterclaim under the California Uniform Trade Secrets Act was tried to the jury. All other claims were either dismissed by the court or abandoned by the parties.

On May 15, 2008, the jury returned its verdict. The jury found NDS not liable on three counts and awarded minimal damages on the remaining three counts. On those latter three counts, the jury awarded Echostar actual damages of $45.69 or, in the alternative, statutory damages of $1,000. NDS believes that these awards relate to a single incident involving a test of a card during the course of NDS's anti-piracy efforts. The jury found Echostar not liable on NDS's counterclaim.

One claim, Echostar's UCL claim, has not yet been decided. By law, this claim must be decided by the judge rather than the jury. Any ruling on that claim must be consistent with the jury's verdict, however, and the court has not yet provided a decision on the UCL claim. A hearing on the UCL claim has been set for August 19, 2008.

Echostar has expressed publicly an intention to seek an award of attorneys' fees and costs. NDS believes that any such claim by Echostar would be without merit and NDS intends to vigorously defend against any such claim.

Sogecable Litigation

On July 25, 2003, Sogecable, S.A. and its subsidiary Canalsatellite Digital, S.L., Spanish satellite broadcasters and customers of Canal+ Technologies SA (together, "Sogecable"), filed an action against NDS in the United States District Court for the Central District of California. Sogecable filed an amended complaint on October 9, 2003, which purported to allege claims for violation of the DMCA and the federal RICO statute. The amended complaint also purported to allege claims for interference with contract and prospective business advantage. The complaint sought injunctive relief, unspecified compensatory and exemplary damages and restitution. On December 22, 2003, all of the claims were dismissed by the court. Sogecable filed a second amended complaint. NDS filed a motion to dismiss the second amended complaint on March 31, 2004. On August 4, 2004, the court issued an order dismissing the second amended complaint in its entirety. Sogecable had until October 4, 2004 to file a third amended complaint. On October 1, 2004, Sogecable notified the court that it would not be filing a third amended complaint, but would appeal the court's entry of final judgment dismissing the suit to the United States Ninth Circuit Court of Appeals. On December 14, 2006, the appellate court issued a memorandum decision reversing the district court's dismissal. On January 26, 2007, NDS filed its petition for rehearing by an en banc panel of the United States Ninth Circuit Court of Appeals. On February 21, 2007, the petition was denied. On June 11, 2007, NDS filed a petition for a Writ of Certiorari in the United States Supreme Court seeking reversal of the Ninth Circuit Court of Appeals' decision. On August 27, 2007, NDS renewed its motion to dismiss the second amended complaint on grounds not previously decided. On October 1, 2007, the petition for a Writ of Certiorari was denied. On January 25, 2008, the court issued an order granting-in-part and denying-in-part the Company's renewed motion to dismiss Sogecable's second amended complaint. The court dismissed Sogecable's claim for tortious interference with prospective economic advantage, but allowed Sogecable to proceed on its RICO and DMCA claims, as well as its claim for tortious interference with contract. The court has set February 16, 2010 as the trial date. NDS believes that Sogecable's claims are without merit and will continue to vigorously defend itself in this matter.

Intermix

FIM Transaction

On August 26, 2005 and August 30, 2005, two purported class action lawsuits captioned, respectively, *Ron Sheppard v. Richard Rosenblatt et. al.*, and *John Friedmann v. Intermix Media, Inc. et al.*, were filed in the California Superior Court, County of Los Angeles. Both lawsuits named as defendants all of the then incumbent members of the Intermix Board, including Mr. Rosenblatt, Intermix's former Chief Executive Officer, and certain entities affiliated with VantagePoint Venture Partners ("VantagePoint"), a former major Intermix stockholder. The complaints alleged that, in pursuing the transaction whereby Intermix was to be acquired by FIM (the "FIM Transaction") and approving the related merger agreement, the director defendants breached their fiduciary duties to Intermix stockholders by, among other things, engaging in self-dealing and failing to obtain the highest price reasonably available for Intermix and its stockholders. The complaints further alleged that the merger agreement resulted from a flawed process and that the defendants tailored the terms of the merger to advance their own interests. The FIM Transaction was consummated on September 30, 2005. The Friedmann and Sheppard lawsuits were subsequently consolidated and, on January 17, 2006, a consolidated amended complaint was filed (the "*Intermix Media Shareholder Litigation*"). The plaintiffs in the consolidated action sought various forms of declaratory relief, damages, disgorgement and fees and costs. On March 20, 2006, the court ordered that substantially identical claims asserted in a separate state action filed by Brad Greenspan, captioned *Greenspan v. Intermix Media, Inc., et al.*, be severed and related to the *Intermix Media Shareholder Litigation*. The defendants filed demurrers seeking dismissal of all claims in the *Intermix Media Shareholder Litigation* and the severed Greenspan claims, which were heard by the court on July 6, 2006. On October 6, 2006, the court sustained the demurrers without leave to amend. On December 13, 2006, the court dismissed the complaints and entered judgment for the defendants. Greenspan and plaintiffs in the *Intermix Media Shareholder Litigation* filed notices of appeal, and subsequently filed respective opening briefs on appeal in October 2007. Defendants filed opposing appellate briefs on April 16, 2008. The shareholder appellant reply brief was filed on July 10, 2008. Greenspan did not file a reply brief. The Court of Appeal has not yet heard argument in the matter. After the lower court sustained the demurrers in the *Intermix Media Shareholder Litigation*, co-counsel for certain of plaintiffs moved for an award of attorney's fees and costs under a common law substantial benefit theory. On October 4, 2007, the court granted the motion and denied defendants' application to tax costs. Defendants filed a notice of appeal.

In November 2005, plaintiff in a derivative action captioned *LeBoyer v. Greenspan et al.* pending against various former Intermix directors and officers in the United States District Court for the Central District of California filed a First Amended Class and Derivative Complaint (the "Amended Complaint"). The original derivative action was filed in May 2003 and arose out of Intermix's restatement of quarterly financial results for its fiscal year ended March 31, 2003. Until the filing of the Amended Complaint, the action had been stayed by mutual agreement of the parties since its inception. A substantially similar derivative action filed in Los Angeles Superior Court was dismissed based on inability of the plaintiffs to adequately plead demand futility. Plaintiff LeBoyer's November 2005 Amended Complaint added various allegations and purported class claims arising out of the FIM Transaction which are substantially similar to those asserted in the *Intermix Media Shareholder Litigation*. The Amended Complaint also added as defendants the individuals and entities named in the *Intermix Media Shareholder Litigation* that were not already defendants in the matter. On July 14, 2006, the parties filed their briefing on defendants' motion to dismiss and stay the matter. On October 16, 2006, the court dismissed the fourth through seventh claims for relief, which related to the 2003 restatement, finding that the plaintiff is precluded from relitigating demand futility. At the same time, the court asked for further briefing regarding plaintiffs' standing to assert derivative claims based on the FIM Transaction, including for alleged violation of Section 14(a) of the Exchange Act, the effect of the state judge's dismissal of the claims in the *Greenspan* case and the *Intermix Media Shareholder Litigation* on the remaining direct class action claims alleging breaches of fiduciary duty and other common law claims leading up to the FIM Transaction. The parties filed the requested additional briefing in which the defendants requested that the court stay the direct LeBoyer claims pending the resolution of any appeal in the *Greenspan* case and the *Intermix Media Shareholder Litigation*. The court took the matter under submission. By order dated May 22, 2007, the court granted defendants' motion to dismiss the derivative claims arising out of the FIM Transaction, and denied the defendants' request to stay the two remaining direct claims. As explained in more detail in the next paragraph, the court subsequently consolidated this case with the *Brown v. Brewer* action also pending before the court. On July 11, 2007, plaintiffs filed the consolidated first amended complaint. Pursuant to the stipulated briefing schedule ordered by the court, the parties' joint brief on defendants' motion to dismiss the consolidated complaint was filed on October 11, 2007 and taken under submission. By order dated January 17, 2008, the court granted in part defendants' motion to dismiss, with leave to amend, as explained in greater detail under the discussion of the consolidated case, *Brown v. Brewer*, below. On February 8, 2008, plaintiffs filed a consolidated Second Amended Complaint. Defendants filed motions to dismiss on February 28, 2008. Plaintiffs filed their consolidated opposition brief on March 28, 2008, and the defendants filed their reply briefs on April 18, 2008. By order dated July 15, 2008, the court granted in part and denied in part defendants' motion to dismiss. The court ordered the remaining defendants to answer the remaining claims within 20 days.

On June 14, 2006, a purported class action lawsuit, captioned *Jim Brown v. Brett C. Brewer, et al.*, was filed against certain former Intermix directors and officers in the United States District Court for the Central District of California. The plaintiff asserted claims for alleged violations of Section 14a of the Exchange Act and SEC Rule 14a-9, as well as control person liability under Section 20a. The plaintiff alleged that certain defendants disseminated false and misleading definitive proxy statements on two occasions: one on December 30, 2003 in connection with the shareholder vote on January 29, 2004 on the election of directors and ratification of financing transactions with certain entities of VantagePoint, and another on August 25, 2005 in connection with the shareholder vote on the FIM Transaction. The complaint named as defendants certain VantagePoint related entities and the members of the Intermix Board who were incumbent on the dates of the respective proxy statements. Intermix was not named as a defendant, but has certain indemnity obligations to the former officer and director defendants in connection with these claims and allegations. Intermix believes that the claims are without merit and expects that the individual defendants will vigorously defend themselves in the matter. On August 25, 2006, plaintiff amended his complaint to add certain investment banks (the "Investment Banks") as defendants. Intermix has certain indemnity obligations to the Investment Banks as well. Plaintiff amended his complaint again on September 27, 2006. On October 19, 2006, defendants filed motions to dismiss all claims in the Second Amended Complaint. These motions were scheduled to be heard on February 12, 2007. On February 9, 2007, the case was transferred from Judge Walter to Judge George H. King, the judge assigned to the *LeBoyer* action on the grounds that it raises substantially related questions of law and fact as *LeBoyer*, and would entail substantial duplication of labor if heard by different judges. Judge King took the February 26, 2007 hearing date for the motions to dismiss off-calendar. On June 11, 2007, Judge King ordered the *Brown* case be consolidated with the *LeBoyer* action, ordered plaintiffs' counsel to file a consolidated first amended complaint, and further ordered the parties to file a joint brief on defendants' contemplated motion to dismiss the consolidated first amended complaint. On July 11, 2007, plaintiffs filed the consolidated first amended complaint. Pursuant to the stipulated briefing schedule ordered by the court, the parties' joint brief on defendants' motion to dismiss was filed on October 11, 2007 and was taken under submission without a hearing. By order dated January 17, 2008, Judge King granted defendants' motion to dismiss the 2003 proxy claims (concerning VantagePoint transactions) and the 2005 proxy claims (concerning the FIM Transaction), as well as a claim against the VantagePoint entities alleging unjust enrichment. The court found it unnecessary to rule on dismissal of the remaining claims, which are related to the 2005 FIM Transaction, because the dismissal disposed of those claims. On February 8, 2008, plaintiffs filed a consolidated Second Amended Complaint. Defendants filed motions to dismiss on February 28, 2008. Plaintiffs filed their consolidated opposition brief on March 28, 2008, and the defendants filed their reply briefs on April 18, 2008. By order dated July 15, 2008, the court granted in part and denied in part defendants' motion to dismiss. The court ordered the remaining defendants to answer the remaining claims within 20 days.

Greenspan Litigation

On February 10, 2005, Brad Greenspan, Intermix's former Chairman and Chief Executive Officer who was asked to resign as CEO and was removed as Chairman in the fall of 2003, filed a derivative complaint in Los Angeles Superior Court against Intermix, various of its former directors and officers, VantagePoint and certain of VantagePoint's principals and affiliates. The complaint alleged claims of libel and fraud against Intermix and various of its then current and former officers and directors, claims of intentional interference with contract and prospective economic advantage, unfair competition and fraud against VantagePoint and certain of its affiliates and principals and claims alleging that Intermix's forecasts of profitability leading up to its January 2004 annual stockholder meeting and associated proxy contest waged by Mr. Greenspan were false and misleading. These claims generally related to Intermix's decision to consummate its Series C Preferred Stock financing with VantagePoint in October 2003, Mr. Greenspan's contemporaneous separation from Intermix and matters arising during the proxy contest. The complaint also alleged that Intermix's acquisition of the assets of a company known as Supernation LLC ("Supernation") in July 2004 involved breaches of fiduciary duty. Mr. Greenspan sought remittance of compensation received by the various then current and former Intermix director and officer defendants, unspecified damages, removal of various Intermix directors, disgorgement of unspecified profits, reformation of the Supernation purchase, punitive damages, fees and costs, injunctive relief and other remedies. Intermix and the other defendants filed motions challenging the validity of the action and Mr. Greenspan's ability to pursue it. Mr. Greenspan voluntarily dismissed this action in October 2005.

Prior to dismissing his derivative lawsuit, in August 2005, Mr. Greenspan filed another complaint in Los Angeles Superior Court against the same defendants. The complaint, for breach of fiduciary duty, included substantially the same allegations made by Mr. Greenspan in the above-referenced lawsuit. Mr. Greenspan further alleged that defendants' actions have, with the FIM Transaction, culminated in the loss of Mr. Greenspan's interest in Intermix for a cash payment allegedly below its value. On October 31, 2005, the defendants filed motions seeking dismissal of the lawsuit on the grounds that the complaint failed to state any cause of action. Instead of responding to these motions, Mr. Greenspan filed an amended complaint on February 21, 2006, in which Mr. Greenspan omitted certain previously named defendants and added two other former directors as defendants. In this amended complaint, Mr. Greenspan asserted seven causes of action. The first two causes of action, for intentional interference with prospective economic advantage and violation of California's Business Professions Code section 17200, generally related to Intermix's decision to consummate its Series C Preferred Stock financing with VantagePoint in October 2003 and allege that Mr. Greenspan was "forced" to resign. The third through sixth causes of action asserted various claims for breach of fiduciary duty related to the FIM Transaction and substantially mirrored the allegations in the *Intermix Media Shareholder Litigation*. By Order of March 20, 2006, the court ordered that Mr. Greenspan's claims based on the FIM Transaction be severed from the rest of his complaint and coordinated with the claims asserted in the *Intermix Media Shareholder Litigation*. Mr. Greenspan asserted a seventh cause of action against Intermix for indemnification. In his amended complaint, Mr. Greenspan sought compensatory and consequential damages, punitive damages, fees and costs, injunctive relief and other remedies. Motions to dismiss the first six causes of action were filed and, on October 6, 2006, granted without leave to amend. On November 21, 2006, Mr. Greenspan dismissed with prejudice the seventh cause of action for indemnity, which was the only remaining claim and his sole cause of action against Intermix. On January 24, 2007, Mr. Greenspan filed a notice of appeal of the court's October 6, 2006 ruling. Mr. Greenspan's opening brief in the Court of Appeal was filed on October 23, 2007. The *Intermix Media Shareholder* appeal and *Greenspan* appeal have been coordinated in the court of appeal. Defendants filed a joint opposing appeal brief in both matters on April 16, 2008. The shareholder appellant reply brief was filed on July 10, 2008. Greenspan did not file a reply brief. No hearing date has been set yet.

News America Marketing

On January 18, 2006, Valassis Communications, Inc. ("Valassis") filed a complaint against News America Incorporated, News America Marketing FSI, LLC and News America Marketing Services, In-Store, LLC (collectively "News America") in the United States District Court for the Eastern District of Michigan. Valassis alleges that News America possesses monopoly power in a claimed in-store advertising and promotions market (the "in-store market") and has used that power to gain an unfair advantage over Valassis in a purported market for coupons distributed by free-standing inserts ("FSIs"). Valassis alleges that News America is attempting to monopolize the purported FSI market by leveraging its alleged monopoly power in the purported in-store market, thereby allegedly violating Section 2 of the Sherman Antitrust Act of 1890, as amended (the "Sherman Act"). Valassis further alleges that News America has unlawfully bundled the sale of in-store marketing products with the sale of FSIs and that such bundling constitutes unlawful tying in violation of Sections 1 and 3 of the Sherman Act. Additionally, Valassis alleges that News America is predatorily pricing its FSI products in violation of Section 2 of the Sherman Act. Valassis also asserts that News America violated various state antitrust statutes and has tortiously interfered with Valassis' actual or expected business relationships. Valassis' complaint seeks injunctive relief, damages, fees and costs. On April 20, 2006, News America moved to dismiss Valassis' complaint in its entirety for failure to state a cause of action. On September 28, 2006, the Magistrate Judge issued a Report and Recommendation granting the motion. On October 16, 2006, Valassis filed an Amended Complaint, alleging the same causes of action. On November 17, 2006, News America answered the three federal antitrust claims and moved to dismiss the remaining nine state law claims. On March 23, 2007, the Court granted News America's motion and dismissed the nine state law claims. The parties are engaging in discovery, which has been combined with the California and Michigan state cases discussed below. News America expects a Scheduling Order, including a jury trial date, to be entered by the Court shortly.

On March 9, 2007, Valassis filed a two-count complaint in Michigan state court against News America. That complaint, which is based on the same factual allegations as the federal complaint discussed above, alleges that News America has tortiously interfered with Valassis' business relationships and that News America has unfairly competed with Valassis. Valassis' Michigan complaint seeks injunctive relief, damages, fees and costs. On May 4, 2007, News America filed a motion to dismiss or, in the alternative stay, that complaint. On August 14, 2007, the Court denied the motion. On July 7, 2008, Valassis filed an Amended Complaint alleging the same causes of action, based on essentially the same factual allegations. The parties are engaging in discovery, which has been combined with the federal case discussed above and the California state case discussed below. The trial is set to begin on January 12, 2009.

On March 12, 2007, Valassis filed a three-count complaint in California state court against News America. That complaint, which is based on the same factual allegations as the federal complaint discussed above, alleges that News America has violated the Cartwright Act (California's state antitrust law) by unlawfully tying its FSI products to its in-store products, has violated California's Unfair Practices Act by predatorily pricing its FSI products, and has unfairly competed with Valassis. Valassis' California complaint seeks injunctive relief, damages, fees and costs. On May 4, 2007, News America filed a motion to dismiss or, in the alternative stay, that complaint. On June 28, 2007, the court issued a tentative ruling denying the motion and reassigned the case to the Complex Litigation Program. On July 19, 2007, the court denied the motion. The parties are engaging in discovery, which has been combined with the federal case and Michigan state cases discussed above. The trial is set to begin March 9, 2009.

News America believes that all of the claims in each of the complaints filed by Valassis are without merit and it intends to defend itself vigorously in the three matters.

Other

Other than previously disclosed in the notes to these consolidated financial statements, the Company is party to several purchase and sale arrangements which become exercisable over the next ten years by the Company or the counter-party to the agreement. In the next twelve months, none of these arrangements that become exercisable are material. Purchase arrangements that are exercisable by the counter-party to the agreement, and that are outside the sole control of the Company are accounted for in accordance with EITF D-98. Accordingly, the fair values of such purchase arrangements are classified in Minority interest liabilities.

The Company experiences routine litigation in the normal course of its business. The Company believes that none of its pending litigation will have a material adverse effect on its consolidated financial condition, future results of operations or liquidity.

The Company's operations are subject to tax in various domestic and international jurisdictions and as a matter of course, the Company is regularly audited by federal, state and foreign tax authorities. The Company believes it has appropriately accrued for the expected outcome of all pending tax matters and does not currently anticipate that the ultimate resolution of pending tax matters will have a material adverse effect on its consolidated financial condition, future results of operations or liquidity.

Note 16 PENSIONS AND OTHER POSTRETIREMENT BENEFITS

The Company participates in and/or sponsors pension and savings plans of various types in a variety of jurisdictions covering, in aggregate, substantially all employees. As of January 1, 2008, the major pension plans are closed to new participants (with the exception of groups covered by collective bargaining agreements). The Company has a legally enforceable obligation to contribute to some plans and is not required to contribute to others. Non-U.S. plans include both employee contributory and employee non-contributory defined benefit plans and accumulation plans covering all eligible employees. The plans in the United States include both defined benefit pension plans and employee non-contributory and employee contributory accumulation plans covering all eligible employees. The Company makes contributions in accordance with applicable laws or contract terms in each jurisdiction in which the Company operates. The Company's benefit obligation is calculated using several assumptions which the Company reviews on a regular basis.

The funded status of the plans can change from year to year but the assets of the funded plans has been sufficient to pay all benefits that came due in each of fiscal 2008, 2007 and 2006.

The Company uses a June 30 measurement date for all pension and postretirement benefit plans. The following table sets forth the change in the benefit obligation for the Company's benefit plans:

	Pension benefits		Postretirement benefits	
	2008	2007	2008	2007
As of June 30,	(in millions)			
Projected benefit obligation, beginning of the year	$2,392	$2,061	$139	$138
Service cost	87	70	7	4
Interest cost	150	122	16	8
Acquisitions	234	-	203	-
Benefits paid	(139)	(98)	(11)	(6)
Actuarial loss (gain) [(a)]	(147)	57	(30)	(4)
Foreign exchange rate changes	38	110	-	2
Amendments, transfers and other	75	70	-	(3)
Projected benefit obligation, end of year	$2,690	$2,392	$324	$139

(a) Actuarial gains and losses primarily related to changes in the discount rate and mortality assumptions utilized in measuring plan obligations at June 30, 2008 and June 30, 2007.

The following table sets forth the change in the fair value of plan assets for the Company's benefit plans:

As of June 30,	Pension benefits 2008	2007
	(in millions)	
Fair value of plan assets, beginning of the year	$2,287	$1,903
Actual return on plan assets	(140)	232
Employer contributions	57	67
Acquisitions	167	–
Benefits paid	(139)	(97)
Foreign exchange rate changes	44	112
Amendments, transfers and other	72	70
Fair value of plan assets, end of the year	$2,348	$2,287

Amounts recognized in the consolidated balance sheets consist of:

	Pension benefits		Postretirement benefits	
As of June 30,	2008	2007	2008	2007
	(in millions)			
Funded status	$(342)	$(105)	$(324)	$(139)
Amounts recorded in the balance sheet				
Non-current pension assets	35	100	–	–
Accrued pension/postretirement liabilities	(377)	(205)	(324)	(139)
Net amount recognized	$(342)	$(105)	$(324)	$(139)

Amounts recognized in accumulated other comprehensive income consist of:

	Pension benefits		Postretirement benefits	
As of June 30,	2008	2007	2008	2007
	(in millions)			
Actuarial losses (gain)	$433	$301	$ (5)	$ 26
Prior service cost (benefit)	15	6	(23)	(28)
Net amounts recognized	$448	$307	$(28)	$ (2)

Amounts in accumulated other comprehensive income expected to be recognized as a component of net periodic pension cost in fiscal 2009:

	Pension benefits	Postretirement benefits
As of June 30,	2008	2008
	(in millions)	
Actuarial losses	$17	$–
Prior service cost (benefit)	2	(5)
Net amounts recognized	$19	$ (5)

Accumulated pension benefit obligations at June 30, 2008 and 2007 were $2,461 million and $2,181 million, respectively. Below is information about pension plans in which the accumulated benefit obligation exceeds the fair value of the plan assets.

As of June 30,	2008	2007
	(in millions)	
Projected benefit obligation	$1,173	$236
Accumulated benefit obligation	1,107	229
Fair value of plan assets	820	54

The components of net periodic costs were as follows:

	Pension benefits			Postretirement benefits		
For the years ended June 30,	2008	2007	2006	2008	2007	2006
	(in millions)					
Components of net periodic cost:						
Service cost benefits earned during the period	$ 87	$ 70	$ 82	$ 7	$ 4	$ 4
Interest costs on projected benefit obligations	150	122	106	16	8	7
Expected return on plan assets	(166)	(135)	(122)	–	–	–
Amortization of deferred losses	14	19	45	1	2	3
Other	7	(2)	(1)	(6)	(6)	(5)
Net periodic costs	$ 92	$ 74	$ 110	$ 18	$ 8	$ 9

	Pension benefits			Postretirement benefits		
For the years ended June 30,	2008	2007	2006	2008	2007	2006
	(in millions)					
Additional information:						
Decrease (increase) in minimum liability reflected in other comprehensive income	N/A	N/A	$286	N/A	N/A	N/A
Weighted-average assumptions used to determine benefit obligations						
Discount rate	6.7%	6.0%	5.9%	6.9%	6.2%	6.1%
Rate of increase in future compensation	5.1%	5.0%	4.9%	N/A	N/A	N/A
Weighted-average assumptions used to determine net periodic benefit cost						
Discount rate	6.0%	5.9%	5.1%	6.2%	6.1%	5.2%
Expected return on plan assets	7.0%	7.0%	7.5%	N/A	N/A	N/A
Rate of increase in future compensation	5.0%	4.9%	4.8%	N/A	N/A	N/A

N/A—not applicable

The following assumed health care cost trend rates at June 30 were also used in accounting for postretirement benefits:

	Postretirement benefits	
	Fiscal 2008	Fiscal 2007
Health care cost trend rate	8.8%	8.2%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.1%	4.9%
Year that the rate reaches the ultimate trend rate	2015	2011

Assumed health care cost trend rates could have a significant effect on the amounts reported for the postretirement health care plan. The effect of a one percentage point increase and one percentage point decrease in the assumed health care cost trend rate would have the following effects on the results for fiscal 2008:

	Service and Interest costs	Benefit Obligation
	(in millions)	
One percentage point increase	$ 2	$ 35
One percentage point decrease	(2)	(29)

The following table sets forth the estimated benefit payments for the next five fiscal years, and in aggregate for the five fiscal years thereafter. The expected benefits are estimated based on the same assumptions used to measure the Company's benefit obligation at the end of the fiscal year and include benefits attributable to estimated future employee service:

	Expected benefit payments	
	Pension benefits	Postretirement benefits
Fiscal year:		
2009	$ 133	$ 17
2010	130	18
2011	135	19
2012	145	21
2013	150	21
2014-2018	852	122

The above table shows expected benefits payments for the postretirement benefits after adjusting for U.S. Medicare subsidy receipts. The annual receipts are expected to range from $1 to $2 million.

The Company's investment strategy for its pension plans is to maximize the long-term rate of return on plan assets within an acceptable level of risk in order to minimize the cost of providing pension benefits while maintaining adequate funding levels. The Company's practice is to conduct a periodic strategic review of its asset allocation. The Company's current broad strategic targets are to have a pension asset portfolio comprising of 58% equity securities, 39% fixed income securities, 1% in real estate and 2% in other instruments. In developing the expected long-term rate of return, the Company considered the pension asset portfolio's past average rate of returns and future return expectations of the various asset classes. A portion of the other allocation is reserved in short-term cash to provide for expected benefits to be paid in short term. The Company's equity portfolios are managed in such a way as to achieve optimal diversity. The Company's fixed income portfolio is investment grade in the aggregate. The Company does not manage any assets internally.

The Company's benefit plan weighted-average asset allocations, by asset category, are as follows:

	Pension benefits	
	2008	2007
As of June 30,	(in millions)	
Asset Category:		
Equity securities	54%	61%
Debt securities	41%	34%
Real estate	1%	2%
Other	4%	3%
Total	100%	100%

The Company contributes to multi-employer plans that provide pension and health and welfare benefits to certain employees under collective bargaining agreements. The contributions to these plans were $116 million, $114 million, and $88 million for the fiscal years ended June 30, 2008, 2007, and 2006, respectively. In addition, the Company has defined contribution plans for the benefit of substantially all employees meeting certain eligibility requirements. Employer contributions to such plans were $186 million, $115 million, and $104 million for the fiscal years ended June 30, 2008, 2007 and 2006, respectively.

The Company expects to continue making discretionary contributions to the plans during fiscal 2009 and in aggregate the pension contributions are expected to be approximately $110 million.

Note 17 INCOME TAXES

Income from continuing operations before income tax expense and minority interest in subsidiaries was attributable to the following jurisdictions:

For the years ended June 30,	2008	2007	2006
		(in millions)	
United States (including exports)	$6,332	$4,586	$3,748
Foreign	989	720	657
Income from continuing operations before income tax expense and minority interest in subsidiaries	$7,321	$5,306	$4,405

Significant components of the Company's provisions for income taxes from continuing operations were as follows:

For the years ended June 30,	2008	2007	2006
		(in millions)	
Current:			
United States			
Federal	$ 918	$ 281	$ 145
State & local	102	69	66
Foreign	480	390	357
Total current	1,500	740	568
Deferred	303	1,074	958
Total provision for income taxes	$1,803	$1,814	$1,526

In October 2004, the American Jobs Creation Act (the "AJCA") was signed into law. The AJCA includes a temporary incentive for U.S. multinationals to repatriate foreign earnings at the favorable effective tax rate of 5.25%. In accordance with the AJCA, the Company repatriated $420 million at a favorable tax rate of 5.25% in fiscal 2006, which resulted in a tax benefit to the Company of approximately $125 million. The amounts repatriated were used to compensate non-executive U.S. employees for services performed within the United States.

The reconciliation of income tax attributable to continuing operations computed at the statutory rate to income tax expense is:

For the years ended June 30,	2008	2007	2006
US federal income tax rate	35%	35%	35%
Tax free Exchange [(a)]	(11)	-	-
State and local taxes	1	1	2
Effect of foreign taxes	1	2	1
AJCA Section 965 Benefit	-	-	(3)
Resolution of tax matters	-	(2)	-
Change in valuation allowance	(1)	(1)	(1)
Other permanent differences	-	(1)	1
Effective tax rate	25%	34%	35%

(a) See Note 3—Acquisitions, Disposals and Other Transactions.

The following is a summary of the components of the deferred tax accounts:

As of June 30,	2008	2007
	(in millions)	
Deferred tax assets:		
Net operating loss carryforwards	$ 532	$ 695
Capital loss carryforwards	1,124	991
Accrued liabilities	268	265
Total deferred tax assets	1,924	1,951
Deferred tax liabilities, net:		
Basis difference and amortization	(5,016)	(5,448)
Revenue recognition	(234)	(271)
Sports rights contracts	(192)	(164)
Other	(384)	(284)
Total deferred tax liabilities	(5,826)	(6,167)
Net deferred tax liabilities before valuation allowance	(3,902)	(4,216)
Less: valuation allowance	(1,406)	(1,562)
Net deferred tax liabilities	$(5,308)	$ (5,778)

At June 30, 2008 and 2007, the Company had net current deferred tax assets of $4 million and non-current deferred tax assets of $144 million and $117 million, respectively. The Company also had non-current deferred tax liabilities of $5,456 million and $5,899 million at June 30, 2008 and 2007, respectively.

At June 30, 2008, the Company had approximately $1.6 billion of net operating and $3.7 billion of capital loss carryforwards available to offset future taxable income. The majority of these net operating loss carryforwards, if not utilized to reduce taxable income in future periods, will expire in varying amounts between fiscal 2009 and 2026, with a significant portion, approximately $1.0 billion relating to foreign operations, expiring within the next three fiscal years. While approximately $1.0 billion of the capital loss carryforwards expire in three years, the remaining capital loss carryforwards are in jurisdictions where they do not expire. In assessing the realizability of deferred tax assets, management evaluates a variety of factors in considering whether it is more likely than not that some portion or all of the deferred tax assets will ultimately be realized. Management considers earnings expectations, the existence of taxable temporary differences, tax planning strategies, and the periods in which estimated losses can be utilized. Based upon this analysis, management has concluded that it is more likely than not that the Company will not realize all of the benefits of its deferred tax assets. In particular, this is due to the uncertainty of generating capital gains, as well as generating taxable income within the requisite period in various foreign jurisdictions and the uncertainty of fully utilizing the capital losses and net operating losses before they expire through tax planning strategies or reversing taxable temporary differences in the foreseeable future. Accordingly, valuation allowances of $1.4 billion and $1.6 billion have been established to reflect the expected realization of the deferred tax assets as to June 30, 2008 and 2007, respectively. The net decrease in the valuation allowance during fiscal 2008 of $156 million was primarily due to the release of valuation allowances on foreign net operating losses.

Except for amounts repatriated under the AJCA in fiscal 2006, the Company has not provided for possible U.S. taxes on the undistributed earnings of foreign subsidiaries that are considered to be reinvested indefinitely. Calculation of the unrecognized deferred tax liability for temporary differences related to these earnings is not practicable. Undistributed earnings of foreign subsidiaries considered to be indefinitely reinvested amounted to approximately $6.9 billion at June 30, 2008. (See Note 2–Summary of Significant Accounting Policies)

Note 18 SEGMENT INFORMATION

The Company is a diversified global media company, which manages and reports its businesses in eight segments:

- **Filmed Entertainment**, which principally consists of the production and acquisition of live-action and animated motion pictures for distribution and licensing in all formats in all entertainment media worldwide, and the production and licensing of television programming worldwide.
- **Television**, which, as of June 30, 2008, principally consisted of the operation of 35 full power broadcast television stations, including nine duopolies, in the United States (Of these stations, 25 are affiliated with the FOX network, and ten are affiliated with the MyNetworkTV network.), the broadcasting of network programming in the United States and the development, production and broadcasting of television programming in Asia.
- **Cable Network Programming**, which principally consists of the production and licensing of programming distributed through cable television systems and direct broadcast satellite operators primarily in the United States.
- **Direct Broadcast Satellite Television**, which principally consists of the distribution of premium programming services via satellite and broadband directly to subscribers in Italy.
- **Magazines and Inserts**, which principally consists of the publication of free-standing inserts, which are promotional booklets containing consumer offers distributed through insertion in local Sunday newspapers in the United States, and the provision of in-store marketing products and services, primarily to consumer packaged goods manufacturers in the United States and Canada.
- **Newspapers and Information Services**, which principally consists of the publication of four national newspapers in the United Kingdom, the publication of approximately 147 newspapers in Australia, the publication of a metropolitan newspaper and a national newspaper (with international editions) in the United States and the provision of information services.
- **Book Publishing**, which principally consists of the publication of English language books throughout the world.
- **Other**, which includes NDS, a company engaged in the business of supplying open end-to-end digital technology and services to digital pay-television platform operators and content providers; FIM, which operates the Company's Internet activities; and News Outdoor, an advertising business which offers display advertising in outdoor locations primarily throughout Russia and Eastern Europe.

The Company's operating segments have been determined in accordance with the Company's internal management structure, which is organized based on operating activities. The Company evaluates performance based upon several factors, of which the primary financial measures are segment Operating income (loss) and Operating income (loss) before depreciation and amortization.

Operating income (loss) before depreciation and amortization, defined as operating income (loss) plus depreciation and amortization and the amortization of cable distribution investments, eliminates the variable effect across all business segments of non-cash depreciation and amortization. Depreciation and amortization expense includes the depreciation of property and equipment, as well as amortization of finite-lived intangible assets. Amortization of cable distribution investments represents a reduction against revenues over the term of a carriage arrangement and, as such, it is excluded from Operating income (loss) before depreciation and amortization. Operating income (loss) before depreciation and amortization is a non-GAAP measure and it should be considered in addition to, not as a substitute for, operating income (loss), net income (loss), cash flow and other measures of financial performance reported in accordance with GAAP. Operating income (loss) before depreciation and amortization does not reflect cash available to fund requirements, and the items excluded from Operating income (loss) before depreciation and amortization, such as depreciation and amortization, are significant components in assessing the Company's financial performance.

Management believes that Operating income (loss) before depreciation and amortization is an appropriate measure for evaluating the operating performance of the Company's business segments. Operating income (loss) before depreciation and amortization provides management, investors and equity analysts a measure to analyze operating performance of each business segment and enterprise value against historical and competitors' data, although historical results, including Operating income (loss) before depreciation and amortization, may not be indicative of future results (as operating performance is highly contingent on many factors including customer tastes and preferences).

For the years ended June 30,	2008	2007	2006
		(in millions)	
Revenues:			
Filmed Entertainment	$ 6,699	$ 6,734	$ 6,199
Television	5,807	5,705	5,334
Cable Network Programming	4,993	3,902	3,358
Direct Broadcast Satellite Television	3,749	3,076	2,542
Magazines and Inserts	1,124	1,119	1,090
Newspapers and Information Services	6,248	4,486	4,095
Book Publishing	1,388	1,347	1,312
Other	2,988	2,286	1,397
Total revenues	$32,996	$28,655	$25,327
Operating income:			
Filmed Entertainment	$ 1,246	$ 1,225	$ 1,092
Television	1,126	962	1,032
Cable Network Programming	1,269	1,090	864
Direct Broadcast Satellite Television	419	221	39
Magazines and Inserts	352	335	307
Newspapers and Information Services	767	653	517
Book Publishing	160	159	167
Other	42	(193)	(150)
Total operating income	5,381	4,452	3,868
Equity earnings of affiliates	327	1,019	888
Interest expense, net	(926)	(843)	(791)
Interest income	246	319	246
Other, net	2,293	359	194
Income from continuing operations before income tax expense and minority interest in subsidiaries	7,321	5,306	4,405
Income tax expense	(1,803)	(1,814)	(1,526)
Minority interest in subsidiaries, net of tax	(131)	(66)	(67)
Income from continuing operations	5,387	3,426	2,812
Gain on disposition of discontinued operations, net of tax	–	–	515
Income before cumulative effect of accounting change	5,387	3,426	3,327
Cumulative effect of accounting change, net of tax	–	–	(1,013)
Net income	$ 5,387	$ 3,426	$ 2,314

Equity earnings of affiliates, Interest expense, net, Interest income, Other, net, Income tax expense and Minority interest in subsidiaries are not allocated to segments as they are not under the control of segment management.

Intersegment revenues, generated primarily by the Filmed Entertainment segment, of approximately $842 million, $1,030 million and $864 million for the fiscal years ended June 30, 2008, 2007 and 2006, respectively, have been eliminated within the Filmed Entertainment segment. Intersegment operating profit (losses) generated primarily by the Filmed Entertainment segment of approximately $23 million, $5 million and $(2) million for the fiscal years ended June 30, 2008, 2007 and 2006, respectively, have been eliminated within the Filmed Entertainment segment.

Notes to the Consolidated Financial Statements (continued)

For the year ended June 30, 2008	Operating income (loss)	Depreciation and amortization	Amortization of cable distribution investments	Operating income (loss) before depreciation and amortization
	(in millions)			
Filmed Entertainment	$ 1,246	$ 88	$ –	$ 1,334
Television	1,126	100	–	1,226
Cable Network Programming	1,269	90	80	1,439
Direct Broadcast Satellite Television	419	228	–	647
Magazines and Inserts	352	8	–	360
Newspapers and Information Services	767	433	–	1,200
Book Publishing	160	9	–	169
Other	42	251	–	293
Total	$ 5,381	$1,207	$ 80	$6,668

For the year ended June 30, 2007	Operating income (loss)	Depreciation and amortization	Amortization of cable distribution investments	Operating income (loss) before depreciation and amortization
	(in millions)			
Filmed Entertainment	$ 1,225	$ 85	$ –	$ 1,310
Television	962	93	–	1,055
Cable Network Programming	1,090	56	77	1,223
Direct Broadcast Satellite Television	221	191	–	412
Magazines and Inserts	335	8	–	343
Newspapers and Information Services	653	284	–	937
Book Publishing	159	8	–	167
Other	(193)	154	–	(39)
Total	$4,452	$ 879	$ 77	$5,408

For the year ended June 30, 2006	Operating income (loss)	Depreciation and amortization	Amortization of cable distribution investments	Operating income (loss) before depreciation and amortization
	(in millions)			
Filmed Entertainment	$ 1,092	$ 85	$ –	$ 1,177
Television	1,032	88	–	1,120
Cable Network Programming	864	51	103	1,018
Direct Broadcast Satellite Television	39	172	–	211
Magazines and Inserts	307	7	–	314
Newspapers and Information Services	517	263	–	780
Book Publishing	167	7	–	174
Other	(150)	102	–	(48)
Total	$3,868	$ 775	$103	$ 4,746

For the years ended June 30,	2008	2007	2006
		(in millions)	
Depreciation and amortization			
Filmed Entertainment	$ 88	$ 85	$ 85
Television	100	93	88
Cable Network Programming	90	56	51
Direct Broadcast Satellite Television	228	191	172
Magazines and Inserts	8	8	7
Newspapers and Information Services	433	284	263
Book Publishing	9	8	7
Other	251	154	102
Total depreciation and amortization	$1,207	$ 879	$775
Capital expenditures:			
Filmed Entertainment	$ 94	$ 85	$ 66
Television	100	125	136
Cable Network Programming	238	92	40
Direct Broadcast Satellite Television	239	199	223
Magazines and Inserts	7	10	9
Newspapers and Information Services	449	544	359
Book Publishing	23	23	7
Other	293	230	136
Total capital expenditures	$1,443	$1,308	$976

As of June 30,	2008	2007
	(in millions)	
Total assets:		
Filmed Entertainment	$ 7,122	$ 6,738
Television	13,011	12,974
Cable Network Programming	9,566	8,523
Direct Broadcast Satellite Television	2,589	2,030
Magazines and Inserts	1,328	1,278
Newspapers and Information Services	7,743	5,343
Book Publishing	1,696	1,566
Other	15,969	12,478
Investments	3,284	11,413
Total assets	$62,308	$62,343
Goodwill and Intangible assets, net:		
Filmed Entertainment	$ 1,948	$ 1,979
Television	10,195	10,195
Cable Network Programming	5,836	5,517
Direct Broadcast Satellite Television	691	595
Magazines and Inserts	1,009	1,009
Newspapers and Information Services	4,321	2,422
Book Publishing	508	508
Other	8,572	3,297
Total goodwill and intangibles, net	$33,080	$25,522

Geographic Segments

For the years ended June 30,	2008	2007	2006
		(in millions)	
Revenues:			
United States and Canada (1)	$16,987	$15,282	$14,102
Europe (2)	10,757	9,073	7,552
Australasia and Other (3)	5,252	4,300	3,673
Total revenues	$32,996	$28,655	$25,327

(1) Revenues include approximately $16.4 billion, $14.8 billion and $13.6 billion from customers in the United States in fiscal 2008, 2007 and 2006, respectively.

(2) Revenues include approximately $3.7 billion, $3.6 billion and $3.1 billion from customers in the United Kingdom in fiscal 2008, 2007 and 2006, respectively, as well as approximately $4.1 billion, $3.4 billion and $2.8 billion from customers in Italy in fiscal 2008, 2007 and 2006, respectively.

(3) Revenues include approximately $3.2 billion, $2.5 billion and $2.2 billion from customers in Australia in fiscal 2008, 2007 and 2006, respectively.

As of June 30,	2008	2007
	(in millions)	
Long-Lived Assets:		
United States and Canada	$ 33,511	$35,289
Europe	7,893	4,948
Australasia and Other	6,542	6,200
Total long-lived assets	$47,946	$46,437

There is no material reliance on any single customer. Revenues are attributed to countries based on location of customers. Australasia comprises Australia, Asia, Fiji, Papua New Guinea and New Zealand.

Note 19 EARNINGS PER SHARE

Prior to fiscal 2008, earnings per share ("EPS") was computed individually for the Class A Common Stock and Class B Common Stock and net income was apportioned to both Class A stockholders and Class B stockholders on a ratio of 1.2 to 1, respectively, in accordance with the rights of the stockholders as described in the Company's Restated Certificate of Incorporation. In order to give effect to this apportionment when determining EPS, the weighted average Class A Common Stock was increased by 20% (the "Adjusted Class") and was then compared to the sum of the weighted average Class B Common Stock and the weighted average Adjusted Class. The resulting percentage was then applied to the Net income to determine the apportionment for the Class A stockholders, with the balance attributable to the Class B stockholders. Subsequent to the final fiscal 2007 dividend, shares of Class A Common Stock no longer carry the right to a greater dividend than shares of Class B Common Stock and, therefore, Net income is allocated equally to Class A and Class B stockholders. Accordingly, since the apportionment of earnings has been eliminated as required by the Company's Restated Certificate of Incorporation, the Company has presented the earnings of Class A Common Stock and Class B Common Stock as a single class for fiscal 2008.

The following tables set forth the computation of basic and diluted earnings per share under SFAS No. 128, "Earnings per Share":

For the years ended June 30	2008	2007	2006
		(in millions)	
Income from continuing operations available to shareholders–basic	$5,387	$3,426	$ 2,812
Other	(1)	(5)	(1)
Income from continuing operations available to shareholders–diluted	$5,386	$ 3,421	$ 2,811
Gain on disposition of discontinued operations	$ –	$ –	$ 515
Cumulative effect of accounting change, net of tax	$ –	$ –	$(1,013)
Net income available to shareholders–basic	$5,387	$3,426	$ 2,314
Other	(1)	(5)	(1)
Net income available to shareholders–diluted	$5,386	$ 3,421	$ 2,313

For the year ended June 30, 2008	(in millions, except per share amounts)
Weighted average shares–basic	2,955
Shares issuable under equity based compensation plans	16
Weighted average shares–diluted	2,971
Earnings per share–basic:	
Income from continuing operations	$1.82
Net Income	$1.82
Earnings per share–diluted:	
Income from continuing operations	$1.81
Net Income	$1.81

For the years ended June 30,	2007 Class A	2007 Class B	2007 Total	2006 Class A	2006 Class B	2006 Total
	(in millions, except per share data)					
Allocation of income–basic:						
Income from continuing operations	$2,484	$ 942	$3,426	$2,033	$ 779	$ 2,812
Gain on disposition of discontinued operations	–	–	–	372	143	515
Cumulative effect of accounting change, net of tax	–	–	–	(732)	(281)	(1,013)
Net income available to shareholders	2,484	942	3,426	1,673	641	2,314
Weighted average shares used in income allocation	2,604	987	3,591	2,638	1,012	3,650
Allocation of income–diluted:						
Income from continuing operations	$2,487	$ 934	$ 3,421	$2,036	$ 775	$ 2,811
Gain on disposition of discontinued operations	–	–	–	373	142	515
Cumulative effect of accounting change, net of tax	–	–	–	(734)	(279)	(1,013)
Net income available to shareholders	2,487	934	3,421	1,675	638	2,313
Weighted average shares used in income allocation	2,629	987	3,616	2,659	1,012	3,671
Weighted average shares–basic	2,170	987	3,157	2,198	1,012	3,210
Shares issuable under equity based compensation plans	21	–	21	18	–	18
Weighted average shares–diluted	2,191	987	3,178	2,216	1,012	3,228
Earnings per share–basic:						
Income from continuing operations	$ 1.14	$0.95		$ 0.92	$ 0.77	
Gain on disposition of discontinued operations	$ –	$ –		$ 0.17	$ 0.14	
Cumulative effect of accounting change, net of tax	$ –	$ –		$ (0.33)	$(0.28)	
Net income	$ 1.14	$0.95		$ 0.76	$ 0.63	
Earnings per share–diluted:						
Income from continuing operations	$ 1.14	$0.95		$ 0.92	$ 0.77	
Gain on disposition of discontinued operations	$ –	$ –		$ 0.17	$ 0.14	
Cumulative effect of accounting change, net of tax	$ –	$ –		$ (0.33)	$(0.28)	
Net income	$ 1.14	$0.95		$ 0.76	$ 0.63	

Note 20 QUARTERLY DATA (UNAUDITED)

For the three months ended	September 30,	December 31,	March 31,	June 30,
	(in millions, except per share amounts)			
Fiscal 2008				
Revenues	$7,067	$8,590	$8,750	$8,589
Operating income	1,047	1,418	1,438	1,478
Net income	732	832	2,694	1,129
Basic earnings per share	$ 0.23	$ 0.27	$ 0.92	$ 0.43
Diluted earnings per share	$ 0.23	$ 0.27	$ 0.91	$ 0.43
Stock prices [(a)]				
Class A–High	$22.80	$23.04	$20.10	$19.63
Class A–Low	$19.78	$19.73	$17.87	$15.43
Class B–High	$24.57	$24.50	$20.70	$20.17
Class B–Low	$21.09	$20.49	$18.28	$15.73
Fiscal 2007				
Revenues	$5,914	$7,844	$7,530	$7,367
Operating income	851	1,144	1,239	1,218
Net income	843	822	871	890
Basic earnings per share				
Class A	$ 0.28	$ 0.27	$ 0.29	$ 0.30
Class B	$ 0.23	$ 0.23	$ 0.24	$ 0.25
Diluted earnings per share				
Class A	$ 0.28	$ 0.27	$ 0.29	$ 0.30
Class B	$ 0.23	$ 0.23	$ 0.24	$ 0.25
Stock prices [(a)]				
Class A–High	$19.75	$21.75	$23.98	$23.74
Class A–Low	$18.19	$19.35	$21.26	$21.21
Class B–High	$20.64	$22.74	$25.34	$25.27
Class B–Low	$18.96	$20.30	$22.16	$22.94

(a) The stock prices reflect the reported high and low closing sales prices for the Class A Common Stock and Class B Common Stock, as reported on the New York Stock Exchange.

Note 21 VALUATION AND QUALIFYING ACCOUNTS

	Balance at beginning of year	Additions	Acquisitions and disposals	Utilization	Foreign exchange	Balance at end of year
			(in millions)			
Fiscal 2008						
Allowances for returns and doubtful accounts	$(1,102)	$(1,365)	$(13)	$1,446	$(55)	$(1,089)
Deferred tax valuation allowance	(1,562)	(344)	–	500	–	(1,406)
Fiscal 2007						
Allowances for returns and doubtful accounts	(1,068)	(1,691)	(7)	1,701	(37)	(1,102)
Deferred tax valuation allowance	(1,877)	(3)	–	318	–	(1,562)
Fiscal 2006						
Allowances for returns and doubtful accounts	(1,178)	(1,598)	(1)	1,738	(29)	(1,068)
Deferred tax valuation allowance	(1,324)	(629)	–	76	–	(1,877)

Note 22 ADDITIONAL FINANCIAL INFORMATION

Supplemental Cash Flow Information

For the years ended June 30,	2008	2007	2006
		(in millions)	
Supplemental cash flow information:			
Cash paid for income taxes	$ (1,867)	$(969)	$(558)
Cash paid for interest	(873)	(744)	(715)
Sale of other investments	12	64	22
Purchase of other investments	(137)	(392)	(50)
Supplemental information on businesses acquired:			
Fair value of assets acquired	8,410	1,594	2,215
Cash acquired	94	96	26
Less: Liabilities assumed	(2,444)	(408)	(232)
Minority interest acquired	(203)	(127)	39
Cash paid	(5,661)	(1,155)	(2,015)
Fair value of equity instruments issued to third parties	196	–	33
Issuance of subsidiary common units	165	–	–
Fair value of equity instruments consideration	$ 31	$ –	$ 33

The following table sets forth the components of Other, net included in the accompanying consolidated statements of operations:

For the years ended June 30,	2008	2007	2006
		(in millions)	
Gain on Share Exchange Agreement (a)	$1,676	$ –	$ –
Gain on sale of Fox Sports Net Bay Area (b)	208	–	–
Gain on sale of China Network Systems (b)	133	–	–
Gain on sale of Gemstar (b)	112	–	–
Gain on sale of Sky Brasil (b)	–	261	–
Gain on sale of Phoenix Satellite Television Holdings Limited (b)	–	136	–
Termination of Participation rights agreement (a)	–	97	–
Gain on sale of Innova (b)	–	–	206
Gain on sale of China Netcom Group Corporation (b)	–	–	52
Impairment of cost based investments (b)	(125)	(2)	(14)
Change in fair value of Exchangeable securities (c)	307	(126)	(76)
Other	(18)	(7)	26
Total Other, net	$2,293	$ 359	$ 194

(a) See Note 3—Acquisitions, Disposals and Other Transactions.
(b) See Note 6—Investments.
(c) The Company has certain outstanding exchangeable debt securities which contain embedded derivatives. Pursuant to SFAS No. 133, these embedded derivatives are not designated as hedges and, as such, changes in their fair value are recognized in Other, net. A significant variance in the price of the underlying stock could have a material impact on the operating results of the Company. See Note 10—Exchangeable Securities.

Note 23 SUBSEQUENT EVENTS

In July 2008, the Company completed its previously announced sale of the Stations to Oak Hill Capital for approximately $1.1 billion in cash. The Company expects to record a gain on the sale.

On August 5, 2008, NDS announced that the independent committee reached an agreement in principle with the Company and the Permira Newcos on a price at which they would acquire all the issued and outstanding NDS Series A ordinary shares, including those represented by American Depositary Shares traded on The NASDAQ Stock Exchange, for per share consideration of $63 in cash. As part of this transaction, approximately 68% of the NDS Series B ordinary shares held by News Corporation would be cancelled in exchange for $63 per share in a mix of approximately $1.5 billion in cash and a $242 million note. The transaction is subject to negotiation and execution of final legal documentation, and is also conditioned upon approval by the holders of NDS' Series A ordinary shares, court approval, the receipt of certain regulatory approvals and other customary closing conditions. There can be no assurance that the parties will enter into final legal documentation or that any transaction will be consummated.

Note 24 SUPPLEMENTAL GUARANTOR INFORMATION

In May 2007, NAI, a subsidiary of the Company, terminated its existing $1.75 billion Revolving Credit Agreement and entered into the New Credit Agreement, among NAI as Borrower, the Company as Parent Guarantor, the lenders named therein (the "Lenders"), Citibank, N.A. as Administrative Agent and JPMorgan Chase Bank, N.A. as Syndication Agent. The New Credit Agreement provides a $2.25 billion unsecured revolving credit facility with a sub-limit of $600 million available for the issuance of letters of credit. NAI may request an increase in the amount of the credit facility up to a maximum amount of $2.5 billion. Borrowings are in U.S. dollars only, while letters of credit are issuable in U.S. dollars or Euros. The significant terms of the agreement include the requirement that the Company maintain specific leveraging ratios and limitations on secured indebtedness. The Company pays a facility fee of 0.08% regardless of facility usage. The Company pays interest for borrowings and letters of credit at LIBOR plus 0.27%. The Company pays an additional fee of 0.05% if borrowings under the facility exceed 50% of the committed facility. The interest and fees are based on the Company's current debt rating. The maturity date is in May 2012; however, NAI may request that the Lenders' commitments be renewed for up to two additional one year periods.

The Parent Guarantor presently guarantees the senior public indebtedness of NAI and the guarantee is full and unconditional. The supplemental condensed consolidating financial information of the Parent Guarantor should be read in conjunction with these consolidated financial statements.

In accordance with rules and regulations of the Securities and Exchange Commission, the Company uses the equity method to account for the results of all of the non-guarantor subsidiaries, representing substantially all of the Company's consolidated results of operations, excluding certain intercompany eliminations.

The following condensed consolidating financial statements present the results of operations, financial position and cash flows of NAI, News Corporation and the subsidiaries of News Corporation and the eliminations and reclassifications necessary to arrive at the information for the Company on a consolidated basis.

Supplemental Condensed Consolidating Statement of Operations
For the year ended June 30, 2008

	News America Incorporated	News Corporation	Non-Guarantor	Reclassifications and Eliminations	News Corporation and Subsidiaries
			(US$ in millions)		
Revenues	$ 7	$ –	$32,989	$ –	$32,996
Expenses	343	–	27,272	–	27,615
Operating income (loss)	(336)	–	5,717	–	5,381
Other (Expense) Income:					
Interest expense, net	(2,287)	(660)	(622)	2,643	(926)
Equity earnings of affiliates	5	–	322	–	327
Interest income	841	27	2,021	(2,643)	246
Earnings (losses) from subsidiary entities	2,213	4,367	–	(6,580)	–
Other, net	561	1,653	79	–	2,293
Income (loss) before income tax expense and minority interest in subsidiaries	997	5,387	7,517	(6,580)	7,321
Income tax (expense) benefit	(245)	–	(1,851)	293	(1,803)
Minority interest in subsidiaries, net of tax	–	–	(131)	–	(131)
Net income (loss)	$ 752	$5,387	$ 5,535	$(6,287)	$ 5,387

See notes to supplemental guarantor information

Supplemental Condensed Consolidating Statement of Operations
For the year ended June 30, 2007

	News America Incorporated	News Corporation	Non-Guarantor	Reclassifications and Eliminations	News Corporation and Subsidiaries
			(US$ in millions)		
Revenues	$ 7	$ –	$28,648	$ –	$28,655
Expenses	307	–	23,896	–	24,203
Operating income (loss)	(300)	–	4,752	–	4,452
Other (Expense) Income:					
Interest expense, net	(1,968)	(320)	(5,365)	6,810	(843)
Interest Income	228	205	6,696	(6,810)	319
Equity earnings of affiliates	4	–	1,015	–	1,019
Earnings (losses) from subsidiary entities	1,627	3,638	–	(5,265)	–
Other, net	169	(97)	287		359
Income (loss) before income tax expense and minority interest in subsidiaries	(240)	3,426	7,385	(5,265)	5,306
Income tax (expense) benefit	82	–	(2,524)	628	(1,814)
Minority interest in subsidiaries, net of tax	–	–	(66)	–	(66)
Net income (loss)	$ (158)	$3,426	$ 4,795	$(4,637)	$ 3,426

See notes to supplemental guarantor information

Supplemental Condensed Consolidating Statement of Operations For the year ended June 30, 2006

	News America Incorporated	News Corporation	Non-Guarantor	Reclassifications and Eliminations	News Corporation and Subsidiaries
			(US$ in millions)		
Revenues	$ 7	$ –	$25,320	$ –	$25,327
Expenses	240	–	21,219	–	21,459
Operating income (loss)	(233)	–	4,101	–	3,868
Other (Expense) Income:					
Interest expense, net	(1,946)	(145)	(2,375)	3,675	(791)
Interest income	442	–	3,479	(3,675)	246
Equity earnings of affiliates	1	–	887	–	888
Earnings (losses) from subsidiary entities	1,645	2,558	–	(4,203)	–
Other, net	20	(99)	273	–	194
Income (loss) from continuing operations before income tax expense and minority interest in subsidiaries	(71)	2,314	6,365	(4,203)	4,405
Income tax expense (benefit)	24	–	(2,164)	614	(1,526)
Minority interest in subsidiaries, net of tax	–	–	(67)	–	(67)
Income (loss) from continuing operations	(47)	2,314	4,134	(3,589)	2,812
Gain on disposal of discontinued operations	–	–	515	–	515
Income (loss) before cumulative effect of accounting change	(47)	2,314	4,649	(3,589)	3,327
Cumulative effect of accounting change, net of tax	–	–	(1,013)	–	(1,013)
Net income (loss)	$ (47)	$ 2,314	$ 3,636	$(3,589)	$ 2,314

See notes to supplemental guarantor information

Supplemental Condensed Consolidating Balance Sheet
At June 30, 2008

	News America Incorporated	News Corporation	Non-Guarantor	Reclassifications and Eliminations	News Corporation and Subsidiaries
			(US$ in millions)		
Assets:					
Current Assets:					
Cash and cash equivalents	$ 2,275	$ –	$ 2,387	$ –	$ 4,662
Receivables, net	17	1	6,967	–	6,985
Inventories, net	–	–	2,255	–	2,255
Other	7	–	453	–	460
Total Current Assets	2,299	1	12,062	–	14,362
Non-Current Assets:					
Receivables	1	–	463	–	464
Inventories, net	–	–	3,064	–	3,064
Property, plant and equipment, net	79	–	6,942	–	7,021
Intangible assets	–	–	14,460	–	14,460
Goodwill	–	–	18,620	–	18,620
Other	122	–	911	–	1,033
Investments					
Investments in associated companies and Other investments	69	44	3,171	–	3,284
Intragroup investments	41,351	41,619	–	(82,970)	–
Total Investments	41,420	41,663	3,171	(82,970)	3,284
Total Non-Current Assets	41,622	41,663	47,631	(82,970)	47,946
TOTAL ASSETS	$43,921	$41,664	$ 59,693	$(82,970)	$62,308
Liabilities and Stockholders' Equity:					
Current Liabilities:					
Borrowings	$ 200	$ –	$ 81	$ –	$ 281
Other current liabilities	43	–	8,858	–	8,901
Total Current Liabilities	243	–	8,939	–	9,182
Non-Current Liabilities:					
Borrowings	13,091	–	139	–	13,230
Other non-current liabilities	537	4	9,738	–	10,279
Intercompany	12,790	13,037	(25,827)	–	–
Minority interest in subsidiaries	–	–	994	–	994
Stockholders' Equity	17,260	28,623	65,710	(82,970)	28,623
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$43,921	$41,664	$ 59,693	$(82,970)	$62,308

See notes to supplemental guarantor information

Supplemental Condensed Consolidating Balance Sheet
At June 30, 2007

	News America Incorporated	News Corporation	Non-Guarantor	Reclassifications and Eliminations	News Corporation and Subsidiaries
			(US$ in millions)		
Assets:					
Current Assets:					
Cash and cash equivalents	$ 5,450	$ –	$ 2,204	$ –	$ 7,654
Receivables, net	24	–	5,818	–	5,842
Inventories, net	–	–	2,039	–	2,039
Other	9	–	362	–	371
Total Current Assets	5,483	–	10,423	–	15,906
Non-Current Assets:					
Receivables	1	–	436	–	437
Inventories, net	–	–	2,626	–	2,626
Property, plant and equipment, net	82	–	5,535	–	5,617
Intangible assets	–	–	11,703	–	11,703
Goodwill	–	–	13,819	–	13,819
Other	131	1	690	–	822
Investments					
Investments in associated companies and Other investments	108	5	11,300	–	11,413
Intragroup investments	39,028	38,045	–	(77,073)	–
Total Investments	39,136	38,050	11,300	(77,073)	11,413
Total Non-Current Assets	39,350	38,051	46,109	(77,073)	46,437
TOTAL ASSETS	$44,833	$ 38,051	$ 56,532	$(77,073)	$62,343
Liabilities and Stockholders' Equity:					
Current Liabilities:					
Borrowings	$ 350	$ –	$ 5	$ –	$ 355
Other current liabilities	1	–	7,138	–	7,139
Total Current Liabilities	351	–	7,143	–	7,494
Non-Current Liabilities:					
Borrowings	11,960	–	187	–	12,147
Other non-current liabilities	519	2	8,697	–	9,218
Intercompany	14,608	5,127	(19,735)	–	–
Minority interest in subsidiaries	–	–	562	–	562
Stockholders' Equity	17,395	32,922	59,678	(77,073)	32,922
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$44,833	$ 38,051	$ 56,532	$(77,073)	$62,343

See notes to supplemental guarantor information

Supplemental Condensed Consolidating Statement of Cash Flows
For the year ended June 30, 2008

	News America Incorporated	News Corporation	Non-Guarantor	Reclassifications and Eliminations	News Corporation and Subsidiaries
			(US$ in millions)		
Operating activities:					
Net cash provided by operating activities	$(3,967)	$1,344	$ 6,548	$–	$ 3,925
Investing and other activities:					
Property, plant and equipment	(10)	–	(1,433)	–	(1,443)
Investments	(85)	(148)	(6,258)	–	(6,491)
Proceeds from sale of investments and non-current assets	–	–	1,580	–	1,580
Net cash used in investing activities	(95)	(148)	(6,111)	–	(6,354)
Financing activities:					
Borrowings	1,237	–	55	–	1,292
Repayment of borrowings	(350)	–	(378)	–	(728)
Issuance of shares	–	81	9	–	90
Repurchase of shares	–	(939)	–	–	(939)
Dividends paid	–	(338)	(35)	–	(373)
Other, net	–	–	22	–	22
Net cash (used in) provided by financing activities	887	(1,196)	(327)	–	(636)
Net increase in cash and cash equivalents	(3,175)	–	110	–	(3,065)
Cash and cash equivalents, beginning of period	5,450	–	2,204	–	7,654
Exchange movement on opening cash balance	–	–	73	–	73
Cash and cash equivalents, end of period	$ 2,275	$ –	$ 2,387	$–	$ 4,662

See notes to supplemental guarantor information

Supplemental Condensed Consolidating Statement of Cash Flows
For the year ended June 30, 2007

	News America Incorporated	News Corporation	Non-Guarantor	Reclassifications and Eliminations	News Corporation and Subsidiaries
			(US$ in millions)		
Operating activities:					
Net cash provided by operating activities	$ 375	$ 1,269	$ 2,466	$–	$ 4,110
Investing and other activities:					
Property, plant and equipment	(10)	–	(1,298)	–	(1,308)
Investments	(14)	(5)	(1,489)	–	(1,508)
Proceeds from sale of investments and non-current assets	5	–	735	–	740
Net cash used in investing activities	(19)	(5)	(2,052)	–	(2,076)
Financing activities:					
Borrowings	1,000	–	196	–	1,196
Repayment of borrowings	–	–	(198)	–	(198)
Issuance of shares	–	375	17	–	392
Repurchase of shares	–	(1,294)	–	–	(1,294)
Dividends paid	–	(362)	(7)	–	(369)
Net cash (used in) provided by financing activities	1,000	(1,281)	8	–	(273)
Net increase (decrease) in cash and cash equivalents	1,356	(17)	422	–	1,761
Cash and cash equivalents, beginning of period	4,094	17	1,672	–	5,783
Exchange movement on opening cash balance	–	–	110	–	110
Cash and cash equivalents, end of period	$5,450	$ –	$ 2,204	$–	$ 7,654

See notes to supplemental guarantor information

Supplemental Condensed Consolidating Statement of Cash Flows
For the year ended June 30, 2006

	News America Incorporated	News Corporation	Non-Guarantor	Reclassifications and Eliminations	News Corporation and Subsidiaries
			(US$ in millions)		
Operating activities:					
Net cash provided by (used in) operating activities	$ (441)	$ 2,261	$ 1,437	$–	$ 3,257
Investing and other activities:					
Property, plant and equipment	(6)	–	(970)	–	(976)
Investments	5	–	(2,111)	–	(2,106)
Proceeds from sale of investments and non-current assets	–	–	1,022	–	1,022
Net cash used in investing activities	(1)	–	(2,059)	–	(2,060)
Financing activities:					
Borrowings	1,133	–	26	–	1,159
Repayment of borrowings	(831)	–	(34)	–	(865)
Issuance of shares	–	200	32	–	232
Repurchase of shares	–	(2,027)	–	–	(2,027)
Dividends paid	–	(417)	(14)	–	(431)
Net cash (used in) provided by financing activities	302	(2,244)	10	–	(1,932)
Net increase (decrease) in cash and cash equivalents	(140)	17	(612)	–	(735)
Cash and cash equivalents, beginning of period	4,234	–	2,236	–	6,470
Exchange movement on opening cash balance	–	–	48	–	48
Cash and cash equivalents, end of period	$4,094	$ 17	$ 1,672	$–	$ 5,783

See notes to supplemental guarantor information

Notes to Supplemental Guarantor Information

(1) Investments in the Company's subsidiaries, for purposes of the supplemental consolidating presentation, are accounted for by their parent companies under the equity method of accounting whereby earnings of subsidiaries are reflected in the parent company's investment account and earnings.

(2) The guarantees of NAI's senior public indebtedness constitute senior indebtedness of the Company, and rank pari passu with all present and future senior indebtedness of the Company. Because the factual basis underlying the obligations created pursuant to the various facilities and other obligations constituting senior indebtedness of the Company differ, it is not possible to predict how a court in bankruptcy would accord priorities among the obligations of the Company.

ASX Corporate Governance Recommendations ("Recommendations")

Details of News Corporation's corporate governance procedures are described in News Corporation's Proxy Statement for its 2008 Annual Meeting of Stockholders, including under the heading "Corporate Governance Matters." News Corporation has followed the Recommendations during the reporting period, except that Mr. Rupert Murdoch serves as the Chairman and Chief Executive Officer of News Corporation. The Board of Directors has taken the view that it is in the best interests of News Corporation and its stockholders that Mr. Rupert Murdoch serve in such capacities. This view departs from Recommendations 2.2 and 2.3.

Information on News Corporation's Common Stock

For a list of the beneficial ownership of both News Corporation's Class A Common Stock and Class B Common Stock as of August 18, 2008 for: (i) each person who is known by News Corporation to own beneficially more than 5% of the outstanding shares of Class B common stock; (ii) each member of the Board of Directors; (iii) each Named Executive Officer (as defined in Item 402(a)(3) of Regulation S-K) of News Corporation; and (iv) all Directors and executive officers of News Corporation as a group, please refer to News Corporation's Proxy Statement for its 2008 Annual Meeting of Stockholders under the heading "Security Ownership of News Corporation."

As of August 18, 2008, there were approximately 1,503 holders of record of Class B Common Stock and 51,813 holders of record of Class A Common Stock.

Each share of Class B Common Stock entitles the holder to one vote per share on all matters on which stockholders have the right to vote. Each share of Class A Common Stock does not have voting rights. However, holders of shares of Class A Common Stock do have the right to vote, together with holders of shares of Class B Common Stock in limited circumstances which are described in News Corporation's Restated Certificate of Incorporation.

Distribution of stockholding (includes CDIs)

The following information is provided as of August 18, 2008:

	Class B Common Stock	Class A Common Stock
1 - 1,000	35,356	58,580
1,001 - 5,000	8,882	3,172
5,001 - 10,000	878	383
10,001 - 100,000	631	288
100,001 - above	112	50

Based on the market price on August 18, 2008, there were approximately 2,337 holders holding less than a marketable parcel of Class B Common Stock and approximately 40,840 holders holding less than a marketable parcel of Class A Common Stock.

Top twenty stockholders as at August 18, 2008.
The following information regarding the top twenty stockholders of record is based on information provided by News Corporation's transfer agent as of August 18, 2008.

Class B Common Stock

Cede & Co	538,908,980
Chess Depositary Nominees Pty Limited	257,348,790
Fayez Sarofim	1,085,440
Charles Wilson	59,240
David L. Nelson Trust	32,000
Audrey Christine Cohen	26,160
Ann T.P. Allen-Stevens	25,384
Alfred C. Glassell Jr.	20,000
Maguire Resources Company	20,000
Woodchester Investments Inc.	20,000
Henry R. Marten	16,552
Forbar Custodians Limited	15,200
Julian R. Stow	14,896
Kenneth B. Ullman	14,589
Salpean Nominees Limited	12,500
Timothy Allen Alexander	10,000
David Hill	10,000
Alene J. Oneill	10,000
Ernestina and Eric Lipman	9,920
Annie Campbell Fookes	8,640
	797,668,291

Class A Common Stock

Cede & Co	1,773,847,538
Chess Depositary Nominees Pty Limited	68,727,041
John C. Siegel	2,428,208
Ogier Employee Benefit Trust Limited	1,687,856
Merrill Lynch, Pierce, Fenner & Smith Inc.	1,397,189
Fayez Sarofim	542,720
Howard Arvey Trust	235,328
Barbara Grace Phillips	228,050
Abe Rosenstein	155,368
Brian C. Kelly	131,542
Jane Siegel	98,068
Holly Siegel Trust	82,730
Jack Siegel Trust	82,730
Computershare Trust Company of NY as Agent for Unexchanged Holders of Cert News	66,436
Rajendrababu Raojibhai Patel Chandrakantaben Rajendrababu Patel	58,330
Cruden Financial Services LLC	57,000
Equiserve as Exchange Agent for Hughes UNEX13 & Co.	50,947
Shirley R. Popper & Royal T. Popper Trustees	48,356
Clarence Mayer	45,000
David Hill	43,000
	1,850,013,437

Board of Directors

Rupert Murdoch
Chairman and Chief Executive Officer
News Corporation

José María Aznar
President
Foundation for Social Studies and Analysis
Former President of Spain

Natalie Bancroft
Director
News Corporation

Peter L. Barnes
Chairman
Ansell Limited

Peter Chernin
President and Chief Operating Officer
News Corporation

Kenneth E. Cowley
Chairman
RM Williams Holdings Limited

David F. DeVoe
Chief Financial Officer
News Corporation

Viet Dinh
Professor of Law
Georgetown University Law Center

Sir Roderick I. Eddington
Non-Executive Chairman, Australia and New Zealand
JPMorgan Chase Bank N.A.

Mark Hurd
Chairman and Chief Executive Officer
Hewlett-Packard Company

Andrew S.B. Knight
Chairman
J. Rothschild Capital Management Limited

James R. Murdoch
Chairman and Chief Executive, Europe and Asia
News Corporation

Lachlan K. Murdoch
Chief Executive
Illyria Pty Ltd

Thomas J. Perkins
Partner
Kleiner Perkins Caulfield & Byers

Arthur M. Siskind
Senior Advisor to the Chairman
News Corporation

John L. Thornton
Professor and Director of Global Leadership
Tsinghua University of Beijing

Stanley S. Shuman (Director Emeritus)
Managing Director
Allen & Company LLC

Executive Officers

Rupert Murdoch
Chairman and Chief Executive Officer

Peter Chernin
President and Chief Operating Officer

James R. Murdoch
Chairman and Chief Executive, Europe and Asia

David F. DeVoe
Chief Financial Officer

Roger Ailes
Chairman and Chief Executive Officer
FOX News Channel and FOX Business Network

Chairman
Fox Television Stations and Twentieth Television

Lawrence A. Jacobs
Group General Counsel

Supplemental Information

Corporate Secretary
Laura A. O'Leary

Head Office
1211 Avenue of the Americas, New York, NY 10036
Telephone 1 (212) 852 7000

Registered Office - U.S.
2711 Centerville Road, Suite 400, Wilmington, DE 19808

Registered Office - Australia
2 Holt Street, Sydney, N.S.W. Australia 2010

News Corporation is incorporated in Delaware, and is not subject to Chapters 6, 6A, 6B and 6C of the Corporations Act of Australia dealing with the acquisition of shares. The acquisition of shares in News Corporation is subject to Delaware law and applicable United States securities laws.

Auditors
Ernst & Young LLP

Share Listings
Class A Common Stock and Class B Common Stock
- New York Stock Exchange
- Australian Stock Exchange Limited
- The London Stock Exchange

Share Registers
Computershare Investor Services
Shareholder Communications Department
250 Royal Street, Canton, MA 02021
Telephone 1 (877) 277 9781 (Toll free)
Telephone 1 (312) 360 5343 (Outside the U.S.)
web.queries@computershare.com or
www.computershare.com

Computershare Investor Services Pty Ltd
Level 5, 115 Grenfell Street, Adelaide, S.A., Australia 5000
Telephone 1 300 556 239 (Within Australia)
Telephone 61 (3) 9415 4167 (Outside Australia)

Computershare Investor Services plc
P.O. Box 82
The Pavilions, Bridgwater Road, Bristol, BS13 8AE,
United Kingdom
Telephone 44 (870) 702 0002

Annual Report and Form 10-K Requests
United States:
1211 Avenue of Americas, New York, NY 10036
Telephone 1 (212) 852 7059

Australasia:
31 Waymouth Street, Adelaide, S.A., Australia 5000
Telephone 61 (8) 8206 2764

United Kingdom:
1 Virginia Street, London, E98 1XY
United Kingdom
Telephone 44 (20) 7782 6000
Fax 44 (20) 7895 9020

On the Web
www.newscorp.com/investor/information_request.html

News Corporation has included as Exhibit 31.1 and 31.2 to its Annual Report on Form 10-K for fiscal year ended June 30, 2008 filed with the Securities and Exchange Commission certificates of News Corporation's Chief Executive Officer and Chief Financial Officer, respectively, certifying the quality of the Company's public disclosure. News Corporation's Chief Executive Officer intends to submit to the New York Stock Exchange ("NYSE") a certificate certifying that he is not aware of any violations by News Corporation of the NYSE corporate governance listing standards.

News Corporation Notice of Meeting
A separate Notice of Meeting and Proxy Statement for News Corporation's 2008 Annual Meeting of Stockholders accompany this Annual Report.

The interactive version of the News Corporation 2008 Annual Report can be found at: www.newscorp.com

NEWSCORP

Filmed Entertainment

United States

Fox Filmed Entertainment
- Twentieth Century Fox Film Corporation
- Fox 2000 Pictures
- Fox Searchlight Pictures
- Fox Atomic
- Fox Music
- Twentieth Century Fox Home Entertainment
- Twentieth Century Fox Licensing and Merchandising
- Blue Sky Studios
- Twentieth Century Fox Television
- Fox Television Studios
- Twentieth Television
- Regency Television 50%

Asia

Balaji Telefilms 26%

Latin America

Canal Fox

Television

United States

FOX Broadcasting Company
MyNetworkTV
Fox Television Stations

WNYW	New York, NY
WWOR	New York, NY
KTTV	Los Angeles, CA
KCOP	Los Angeles, CA
WFLD	Chicago, IL
WPWR	Chicago, IL
WTXF	Philadelphia, PA
KDFW	Dallas, TX
KDFI	Dallas, TX
WFXT	Boston, MA
WTTG	Washington, DC
WDCA	Washington, DC
WAGA	Atlanta, GA
WJBK	Detroit, MI
KRIV	Houston, TX
KTXH	Houston, TX
KMSP	Minneapolis, MN
WFTC	Minneapolis, MN
WTVT	Tampa Bay, FL
KSAZ	Phoenix, AZ
KUTP	Phoenix, AZ
WJW	Cleveland, OH (a)
KDVR	Denver, CO (a)
WRBW	Orlando, FL
WOFL	Orlando, FL
KTVI	St. Louis, MO (a)
WDAF	Kansas City, MO (a)
WITI	Milwaukee, WI (a)
KSTU	Salt Lake City, UT (a)
WBRC	Birmingham, AL (a)
WHBQ	Memphis, TN
WGHP	Greensboro, NC (a)
KTBC	Austin, TX
WUTB	Baltimore, MD
WOGX	Gainesville, FL

Asia

STAR
STAR PLUS
STAR ONE
STAR CHINESE CHANNEL
STAR WORLD
STAR UTSAV
VIJAY
XING KONG
STAR CHINESE MOVIES
STAR MOVIES
STAR GOLD
STAR NEWS 26%
STAR ANANDA 26%
STAR MAJHA 26%
CHANNEL [V]
CHANNEL [V] THAILAND 49%
ESPN STAR SPORTS 50%
PHOENIX SATELLITE TELEVISION 18%
ANTV 20%

Latin America

LAPTV 33%
Telecine 13%

Australia and New Zealand

Premium Movie Partnership 20%

Cable Network Programming

United States

FOX News Channel
FOX Business Network
Fox Cable Networks
- FX
- Fox Movie Channel
- Fox Regional Sports Networks (12 owned and operated) (b)
- Fox Soccer Channel
- SPEED
- FUEL TV
- FSN
- Fox Reality
- Fox College Sports

Fox International Channels
Big Ten Network 49%
Fox Pan American Sports 38%
National Geographic Channel – International 52%
National Geographic Channel – Domestic 67%
National Geographic Channel – Latin America 52%
National Geographic Channel – Europe 52%
STATS 50%

Australia

Premier Media Group 50%

2008

NEWSCORP As of June 30, 2008

Direct Broadcast Satellite Television

Europe

SKY Italia
- Sky Sport
- Sky Calcio
- Sky Cinema
- Sky TG24

British Sky Broadcasting 39%
- Artsworld
- Sky News
- Sky Sports
- Sky Travel
- Sky One
- Sky Movies

Premiere AG 25%

Asia

TATA SKY 20%
Hathway Cable and Datacom 22%

Australia and New Zealand

FOXTEL 25%
Sky Network Television Limited 44%

Newspapers & Information Services

United States

New York Post
Community Newspaper Group
The Wall Street Journal
Dow Jones Newswires
Dow Jones Indexes
Factiva
Barron's
MarketWatch
Dow Jones Financial Information Services
Dow Jones Client Solutions
Ottaway Newspapers
SmartMoney 50%

Europe

The Times
The Sunday Times
The Sun
News of the World
thelondonpaper
love it!
The Wall Street Journal Europe
STOXX 33%
eFinancialNews
The Times Literary Supplement

Australia

Almost 150 national, metropolitan, suburban, regional and Sunday titles, including the following:
- The Australian
- The Weekend Australian
- The Daily Telegraph
- The Sunday Telegraph
- Herald Sun
- Sunday Herald Sun
- The Courier-Mail
- Sunday Mail (Brisbane)
- The Advertiser
- Sunday Mail (Adelaide)
- The Mercury
- mX
- Sunday Tasmanian
- The Sunday Times
- Northern Territory News
- Sunday Territorian
- delicious.
- donna hay
- Vogue Australia
- GQ Australia
- Alpha

Asia

The Wall Street Journal Asia
The Far Eastern Economic Review

Fiji

The Fiji Times
Sunday Times

Papua New Guinea

Post Courier 63%

Magazines and Inserts

United States and Canada

News America Marketing Group
- In-Store
- FSI (SmartSource Magazine)
- SmartSource iGroup
- News Marketing Canada

The Weekly Standard

Book Publishing

United States, Canada, Europe, New Zealand and Australia

HarperCollins Publishers

Asia

HarperCollins India 40%

Other

United States

Fox Interactive Media
- MySpace
- IGN Entertainment
- RottenTomatoes
- AskMen
- FoxSports.com
- Scout
- WhatIfSports
- kSolo
- Flektor
- Fox.com
- AmericanIdol.com
- Photobucket

Fox Mobile Entertainment
hulu 45%
Jamba 51%
Slingshot Labs

Europe

NDS 72%
London Property News 58%
BrandAlley UK 49%
News Corp Europe
- News Outdoor Group
- News Corporation Stations Europe
- Multimedia Holdings 50%

milkround.com
Propertyfinder.com 58%

Australia and New Zealand

National Rugby League 50%
News Digital Media
Rugby Union
realestate.com.au 58%

Asia

STAR DEN 50%

(a) Station sold on July 14th, 2008.
(b) Fox Regional Sports Networks are all 100% owned, except for FSN South and SportSouth, which are each 93% owned.

The words "expect," "estimate," "anticipate," "predict," "believe" and similar expressions and variations thereof are intended to identify forward-looking statements. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of News Corporation, its Directors or its Officers with respect to, among other things, trends affecting the group's financial condition or results of operations. Readers of this document are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. The Company does not ordinarily make projections of its future operating results and undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Global Energy Initiative

News Corporation is committed to becoming carbon neutral by 2010. In 2007, News Corporation's carbon footprint was 637,234 tons of carbon dioxide (or carbon dioxide equivalents). This analysis was conducted with Clear Carbon Consulting and was independently audited and verified by Environmental Resources Trust, Inc. We will continue to measure our carbon footprint annually as we track our progress in reducing our greenhouse gas emissions and energy use.

For more information on News Corporation's energy work, carbon footprint methodology and efforts to engage audiences, business partners and employees on the issue of climate change, please visit http://www.newscorp.com/energy.

Greenhouse Gas Emissions by Geography


Australia 28%
United Kingdom 10%
Russia 5%
Italy 4%
Israel 3%
India 1%
Hong Kong 1%
Other 3%
United States 45%

Greenhouse Gas Emissions by Source


Electricity 74%
Air Travel 8%
Natural Gas 4%
Onsite Fuel 2%
Transport 12%

Stock Performance

The following graph compares the cumulative total return to stockholders of a $100 investment in News Corporation's Class A Common Stock and Class B Common Stock for the five-year period from June 30, 2003 through June 30, 2008, with a similar investment in the Standard & Poor's 500 Stock Index and the market value weighted returns of a Peer Group Index and assumes reinvestment of dividends. The Peer Group Index, which consists of media and entertainment companies that represent the Company's competitors in the industry, includes The Walt Disney Company, Time Warner Inc., CBS Corporation Class B common stock and Viacom Inc. Class B Common Stock (created on December 31, 2005 by the separation of the company formerly known as Viacom Inc. into two publicly held companies, CBS Corporation and Viacom Inc.).

Cumulative Stockholder Return for Five-Year Period Ended June 30, 2008


$200
$150
$100
$50
NWS/A
NWS
S&P 500
Peer Group

	6/30/03	6/30/04	6/30/05	6/30/06	6/30/07	6/30/08
NWS/A	$100	$132	$131	$156	$174	$124
NWS	$100	$117	$112	$135	$154	$104
S&P 500	$100	$119	$127	$137	$166	$144
Peer Group	$100	$103	$97	$105	$126	$98

This Annual Report uses recycled paper content.

END